2022

ANNUAL REPORT



Heritage
Financial
CORPORATION

March 22, 2023

Dear Fellow Shareholders:

Heritage had exceptional stock performance during 2022 with a closing stock price of $30.64 on the last trading day of the year and a 19.92% three-year shareholder return. Quarterly dividends increased to $0.22 per common share during the first quarter of 2023. We continued to provide our stakeholders with improved net interest margin and solid credit quality while effectively managing the balance sheet in a rising interest rate environment. Net income was $81.9 million, or $2.31 per diluted share, for the year ended 2022 compared to $98.0 million, or $2.73 per diluted share, for the year ended 2021. As a reminder, the prior year's net income was elevated as the result of the $29.4 million reversal of the provision for credit losses. Capital remained strong with a 14.0% total risk-based capital ratio as of December 31, 2022. Heritage demonstrated prudent expense management practices as evidenced by our overhead ratio of 2.06% for the year ended 2022.



Brian L. Vance

Through talent acquisition, Heritage has expanded its geographic footprint to include Eugene, Oregon, and Boise, Idaho. We continue our investment in HeritageONE, a proprietary technology ecosystem that enables us to develop custom business applications and systems integrations to better serve our customers. The HeritageONE application provides community banking at scale with a personalized customer experience and better process efficiencies throughout the company.



Effective January 1, 2023, we welcomed a new director, Eric Chan, to the Heritage board. Eric brings operational and financial expertise as well as extensive executive leadership experience. We also want to thank John Clees and Tony Pickering for their many years of service on the board as they plan to retire following our annual shareholders' meeting in May 2023.

Jeffrey J. Deuel

As we look forward to the future, we are confident in the resiliency of the company and are encouraged by the diverse economy in the Pacific Northwest. Heritage continues to execute on the fundamentals of banking and our strategic business initiatives, which has positioned us well for the future. We remain focused on providing our employees with a collaborative culture, our customers with enhanced services and satisfaction, and our shareholders with increasing shareholder value. On behalf of the Board of Directors and the management team, we want to thank you for your ongoing support of Heritage Financial Corporation.

Sincerely,

Brian L. Vance
Board Chair

Jeffrey J. Deuel
President & Chief Executive Officer



2022
FORM 10-K



Heritage
Financial
CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 000-29480

HERITAGE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Washington	**91-1857900**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
201 Fifth Avenue SW, Olympia WA	**98501**
(Address of principal executive offices)	(Zip Code)

(360) 943-1500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**HFWA**	**NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☒	Accelerated filer	☐
Non-accelerated filer ☐	Smaller reporting company	☐
	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, based on the closing price of its common stock on such date, on the NASDAQ Global Select Market, of $25.16 per share, and 34,559,081 shares held by non-affiliates was $869,506,478. The registrant had 35,106,697 shares of common stock outstanding as of February 14, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Glossary of Acronyms, Abbreviations, and Terms

The acronyms, abbreviations, and terms listed below are used in various sections of this Annual Report on Form 10-K. As used throughout this report, the terms "we", "our", or "us" refer to Heritage Financial Corporation and its consolidated subsidiaries, unless the context otherwise requires.

ACL	Allowance for credit losses
AOCI	Accumulated other comprehensive income (loss), net
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Bank	Heritage Bank
BOLI	Bank owned life insurance
CA Act	Consolidated Appropriations Act of 2021
CARES Act	Coronavirus Aid, Relief, and Economic Security Act of 2020
CECL	Current Expected Credit Loss
CECL Adoption	Bank's adoption on January 1, 2020 of FASB ASU 2016-13 Financial Instruments - *Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL methodology
CMO	Collateralized Mortgage Obligation
Company	Heritage Financial Corporation
COVID Modifications	Loans with modifications made in compliance with the CARES Act, as amended, and related regulatory guidance
COVID-19 Pandemic	Coronavirus Disease of 2019 Pandemic
CRE	Commercial real estate
DEI	Diversity, Equity, and Inclusion
DFI	Division of Banks of the Washington State Department of Financial Institutions
Economic Growth Act	Economic Growth, Regulatory Relief and Consumer Protection Act
Equity Plan	Heritage Financial Corporation 2014 Omnibus Equity Plan, as amended
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
Federal Reserve	Board of Governors of the Federal Reserve System
Federal Reserve Bank	Federal Reserve Bank of San Francisco
FHLB	Federal Home Loan Bank of Des Moines
FOMC	Federal Open Market Committee within the Federal Reserve System
Form 10-K	Company's Annual Report on Form 10-K
GAAP	U.S. Generally Accepted Accounting Principles
LIBOR	London Interbank Offering Rate
LIHTC	Low-Income Housing Tax Credit
NMTC	New Market Tax Credits
MBS	Mortgage-backed security
OCC	Office of the Comptroller of the Currency
PCD	Purchased Credit Deteriorated; loans purchased with evidence of credit deterioration since origination for which it is probable that not all contractually required payments will be collected; accounted for under FASB ASC 326
Plan	Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust
PPP	Paycheck Protection Program
Proxy Statement	Definitive proxy statement for the annual meeting of shareholders to be held on May 3, 2023
Related Party	Certain directors, executive officers and their affiliates
ROU	Right-of-Use
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SM	Special Mention
SOFR	Secured Overnight Financing Rate

SS	Substandard
TDR	Troubled debt restructured
Unfunded Commitments	Off-balance sheet credit exposures such as loan commitments, standby letters of credit, financial guarantees, and other similar instruments
USDA	United States Department of Agriculture

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, are based on certain assumptions and often include the words "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook" or similar expressions or future or conditional verbs such as "may," "will," "should," "would" and "could." These statements relate to our financial condition, results of operations, beliefs, plans, objectives, goals, expectations, assumptions and statements about future performance or business. The Company cautions readers not to place undue reliance on any forward-looking statements. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Company. The Company does not undertake and specifically disclaims any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements whether as a result of new information, future events or otherwise. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results for future periods to differ materially from those expressed in any forward-looking statements by, or on behalf of, us, and could negatively affect the Company's operating results and stock price performance. These risks include, but are not limited to:

- potential adverse impacts to economic conditions nationally or in our local market areas, other markets where the Company has lending relationships, or to other aspects of the Company's business operations or financial markets, including, without limitation, as a result of employment levels, labor shortages and the effects of inflation, a potential recession or slowed economic growth caused by increasing political instability from acts of war including Russia's invasion of Ukraine, as well as increasing prices and supply chain disruptions, and any governmental or societal responses to new COVID-19 variants;
- the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our ACL on loans and provision for credit losses on loans that may be affected by deterioration in the housing and CRE markets, which may lead to increased losses and nonperforming assets in our loan portfolio, and may result in our ACL on loans no longer being adequate to cover actual losses, and require us to increase our ACL on loans;
- changes in the levels of general interest rates, and the relative differences between short-term and long-term interest rates, deposit interest rates, our net interest margin and funding sources;
- the transition away from LIBOR toward new interest rate benchmarks;
- the impact of repricing and competitors' pricing initiatives on loan and deposit products;
- fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;
- secondary market conditions for loans and our ability to sell loans in the secondary market;
- results of examinations of us by the bank regulators, including the possibility that any such regulatory authority may, among other things, initiate an enforcement action against the Company or our bank subsidiary which could require us to increase our ACL on loans, write-down assets, change our regulatory capital position, affect our ability to borrow funds or maintain or increase deposits, or impose additional requirements on us, any of which could affect our ability to continue our growth through mergers, acquisitions or similar transactions and adversely affect our liquidity and earnings;
- legislative or regulatory changes that adversely affect our business, including changes in banking, securities and tax law, in regulatory policies and principles, or the interpretation of regulatory capital or other rules, and including changes as a result of the COVID-19 Pandemic;
- our ability to attract and retain deposits;
- liquidity issues, including our ability to borrow funds or raise additional capital, if necessary;
- our ability to control operating costs and expenses;
- effects of critical accounting policies and judgements, including the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;
- the effectiveness of our risk management framework;
- staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;
- our ability to keep pace with the rate of technological advances;
- disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems or on the third-party vendors who perform several of our critical processing functions;
- our ability to retain key members of our senior management team;
- costs and effects of litigation, including settlements and judgments;
- our ability to implement our business strategies and manage our growth;
- our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames or at all, and any goodwill charges related thereto and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, which might be greater than expected;
- future goodwill impairment due to changes in our business, market conditions, or other factors;
- changes arising from acquiring assets or expanding into new geographic markets, products, pr services;
- increased competitive pressures among financial service companies;

- changes in consumer spending, borrowing and savings habits;
- the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;
- our ability to pay dividends on our common stock;
- the quality and composition of our securities portfolio and the impact of any adverse changes in the securities markets, including on market liquidity;
- inability of key third-party providers to perform their obligations to us;
- changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the FASB, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;
- the effects of climate change, severe weather events, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, and other external events on our business;
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; and
- other risks described elsewhere in this Form 10-K and in our other reports filed with or furnished to the SEC.

<center>PART I</center>

ITEM 1.   BUSINESS

Overview

Heritage Financial Corporation is a bank holding company that was incorporated in the State of Washington in August 1997. We are primarily engaged in the business of planning, directing, and coordinating the business activities of our wholly owned subsidiary and single reportable segment, Heritage Bank.

Heritage Bank is headquartered in Olympia, Washington and conducts business from its 50 branch offices located throughout Washington State, the greater Portland, Oregon area and Eugene, Oregon as of December 31, 2022. On January 10, 2023, the Company opened its 51st branch in Boise, Idaho which is the first branch in Idaho. The deposits of the Bank are insured by the FDIC.

Our business consists primarily of commercial lending and deposit relationships with small and medium-sized businesses and their owners in our market areas and attracting deposits from the general public. We also make real estate construction and land development loans, consumer loans and residential real estate loans for sale or investment purposes on residential properties located primarily in our market.

Business Strategy

We are committed to being the leading commercial community bank in the Pacific Northwest by continuously improving customer satisfaction, employee empowerment, community investment and shareholder value. Our commitment defines our relationships, sets expectations for our actions and directs decision-making in these four fundamental areas. We will seek to achieve our business goals through the following strategies:

Expand geographically as opportunities present themselves. We are committed to continuing the controlled expansion of our franchise through strategic acquisitions designed to increase our market share and enhance franchise value. We believe that consolidation across the community bank landscape will continue to take place and further believe that, with our capital and liquidity positions, our approach to credit management, and our extensive acquisition experience, we are well-positioned to take advantage of acquisitions or other business opportunities in our market areas. In markets where we wish to enter or expand our business, we will also consider opening *de novo* branches typically in conjunction with hiring commercial lending and deposit teams. In the past, we have successfully integrated acquired institutions and opened *de novo* branches. We will continue to be disciplined and opportunistic as it pertains to future acquisitions and *de novo* branching, focusing on the Pacific Northwest markets we know and understand.

Focus on asset quality. A strong credit culture is a high priority for us. We have a well-developed credit approval structure that has enabled us to maintain a standard of asset quality that we believe has moderate risk while at the same time allowing us to achieve our lending objectives. We will continue to focus on loan types and markets that we know well and where we have a historical record of success. We focus on loan relationships that are well-diversified in both size and industry types. With respect to commercial business lending, which is our predominant lending activity, we view ourselves as cash-flow lenders obtaining additional support from realistic collateral values, personal guarantees and other secondary sources of repayment. We have a problem loan resolution process that is focused on quick detection and implementing feasible solutions and subject our loans to periodic internal loan reviews.

Maintain a strong balance sheet. In addition to our focus on underwriting, we believe the strength of our balance sheet provides us with the flexibility to manage through a variety of scenarios including additional growth-related activities. As of December 31, 2022, our liquidity position was $103.6 million in cash and cash equivalents and $2.10 billion in total investment securities. See also "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of this Form 10-K. As of December 31, 2022, the regulatory capital ratios of the Bank were well in excess of the levels required for "well-capitalized" status, and our consolidated common equity tier 1 capital ratio, leverage ratio, Tier 1 capital ratio, and total capital ratio were 12.8%, 9.7%, 13.2% and 14.0%, respectively.

Focused deposit growth. Our strategic focus is to continuously grow deposits with emphasis on total relationship banking with our business and retail customers. We continue to seek to increase our market share in the communities we serve by providing exceptional customer service, focusing on relationship development with local businesses and strategic branch expansion. Our primary focus is to maintain a high level of non-maturity deposits to internally fund our loan growth with a low reliance on maturity (certificate) deposits. At December 31, 2022, our non-maturity deposits were 94.8% of our total deposits. Our technology-based products, including online personal financial management, business cash management and business remote deposit products enable us to compete effectively with banks of all sizes. Our retail and commercial management teams are well-seasoned and have strong ties to the communities we serve with a strong focus on relationship building and customer service.

Emphasize business relationships with a focus on commercial lending. We will continue to market primarily commercial business loans and the deposit balances that accompany these relationships. Our seasoned lending staff has extensive knowledge and can add value through a focused advisory role that we believe strengthens our customer relationships and develops loyalty. We currently have and will seek to maintain a diversified portfolio of lending relationships without significant concentrations in any industry.

Recruit and retain highly competent personnel to execute our strategies. Our compensation and staff development programs are aligned with our strategies to grow our loans and non-maturity deposits while maintaining our focus on asset quality. Our incentive systems are designed to achieve balanced, high quality asset growth while maintaining appropriate mechanisms to reduce or eliminate incentive payments when appropriate. Our equity compensation programs and retirement benefits are designed to build and encourage employee ownership at all levels of the Company and we align employee performance objectives with corporate growth strategies and shareholder value. We have a strong corporate culture, which is supported by our commitment to internal development and promotion from within as well as the retention of management and officers in key roles.

There have been no material changes to our business strategy during the years ended December 31, 2022 and 2021, except for our participation in the SBA's PPP program which expired on May 31,2021.

History

The Bank was established in 1927 as a federally-chartered mutual savings bank. In 1992, the Bank converted to a state-chartered mutual savings bank under the name Heritage Savings Bank. Through the mutual holding company reorganization of the Bank and the subsequent conversion of the mutual holding company, the Bank became a stock savings bank and a wholly-owned subsidiary of the Company effective August 1997. Effective September 1, 2004, Heritage Savings Bank switched its charter from a state-chartered savings bank to a state-chartered commercial bank and changed its legal name from Heritage Savings Bank to Heritage Bank. The following table lists major combinations completed by the Company:

Type of Combination	Date of Combination	Acquired Holding Company Name	Acquired Bank Name	Total Assets Acquired (in millions)
Acquisition	June 1998	North Pacific Bancorporation	North Pacific Bank	$ 85
Acquisition	March 1999	Washington Independent Bancshares, Inc.	Central Valley Bank	61
Acquisition	June 2006	Western Washington Bancorporation	Washington State Bank, N.A.	57
FDIC Assisted Purchase	August 2010	n/a	Cowlitz Bank	345
FDIC Assisted Purchase	November 2010	n/a	Pierce Commercial Bank	211
Acquisition	January 2013	n/a	Northwest Commercial Bank	65
Acquisition	July 2013	Valley Community Bancshares, Inc.	Valley Bank	237
Merger	May 2014	Washington Banking Company	Whidbey Island Bank	1,657
Acquisition	January 2018	Puget Sound Bancorp, Inc.	Puget Sound Bank	571
Acquisition	July 2018	Premier Commercial Bancorp	Premier Community Bank	387

Description of Business

Retail Banking

We offer a full range of products and services to customers for personal and business banking needs designed to attract both short-term and long-term deposits. Deposits are our primary source of funds. Our personal and business banking customers have the option of selecting from a variety of accounts. The major categories of deposit accounts that we offer are described below. These accounts, with the exception of noninterest demand accounts, generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits.

Noninterest Demand Deposits. Deposits are noninterest bearing and may be charged service fees based on activity and balances.

Interest Bearing Demand Deposits. Deposits are interest bearing and may be charged service fees based on activity and balances. Interest bearing demand deposits pay interest, but require a higher minimum balance to avoid service charges.

Money Market Accounts. Deposits pay an interest rate that is tiered depending on the balance maintained in the account. Minimum opening balances vary.

Savings Accounts. Deposits are interest bearing provided that a minimum balance is maintained to avoid service charges.

Certificate of Deposit Accounts. Deposits require a minimum deposit of $2,500 and have maturities ranging from three months to five years. Jumbo certificate of deposit accounts are offered in amounts of $100,000 or more for terms of seven days to one year.

Our personal checking accounts feature an array of benefits and options, including online banking, online statements, mobile banking with mobile deposit, VISA debit cards and access to more than 37,000 surcharge free Automated Teller Machines through the MoneyPass network.

We also offer investment advice through a Wealth Management department that provides objective advice from trusted advisers.

Lending Activities

Our lending activities are conducted through the Bank. While our focus is on commercial business lending, we also originate consumer loans, real estate construction and land development loans, and residential real estate loans both held for sale and investment. Our loans are originated under policies that are reviewed and approved annually by our Board of Directors. In addition, we have established internal lending guidelines that are updated as needed. These policies and guidelines address underwriting standards, structure and rate considerations, and compliance with laws, regulations and internal lending limits. We conduct post-approval reviews on selected loans and routinely perform internal loan reviews of our loan portfolio to confirm credit quality, proper documentation and compliance with laws and regulations. Loan repayments are considered one of the primary sources of funding for the Bank.

Commercial Business Lending

At December 31, 2022 we had $3.22 billion, or 79.4% of our loans receivable, in commercial business loans. We offer different types of commercial business loans, including lines of credit, term equipment financing and term owner-occupied and non-owner occupied commercial real estate loans. We also originate loans that are guaranteed by the U.S. SBA, for which the Bank is a "preferred lender", the U.S. Department of Agriculture and the Federal Agricultural Mortgage Corporation. Before extending credit to a business, we review and analyze the borrower's management ability, financial history, including cash flow of the borrower and all guarantors, and the liquidation value of the collateral. Emphasis is placed on having a comprehensive understanding of the borrower's global cash flow and performing necessary financial due diligence.

We originate commercial real estate loans within our primary market areas with a preference for loans secured by owner-occupied properties. Our underwriting standards require that non-owner occupied and owner-occupied commercial real estate loans not exceed 75% and 80%, respectively, of the lower of appraised value at origination or cost of the underlying collateral. Cash flow debt coverage covenant requirements typically range from 1.15 times to 1.25 times, depending on the type of property. Actual debt service coverage is usually higher than required covenant thresholds, as loan sizing requires sensitized coverage using an "underwriting" interest rate that is higher than the note rate.

Commercial real estate loans typically involve a greater degree of risk than residential real estate loans. Payments on loans secured by commercial real estate properties are dependent on successful operation and management of the properties and repayment of these loans may be affected by adverse conditions in the real estate market or the economy. We seek to minimize these risks by determining the financial condition of the borrower and any tenants, the quality and value of the collateral, and the management of the property securing the loan. We also generally obtain personal guarantees from the owners of the collateral after a thorough review of personal financial statements. In addition, we review a majority of the individual loans within our commercial real estate loan portfolio annually for various performance related criteria and stress-test loans for potential changes in interest rates, occupancy and collateral values.

See also, Item 1A. Risk Factors—Our loan portfolio is concentrated in loans with a higher risk of loss.

The Bank may enter into non-hedging interest rate swap contracts with commercial customers to accommodate their business needs. For additional information, see Note (8) Derivative Financial Instruments of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data.

We participated in the PPP which is administered by the SBA. The CARES Act initially amended the SBA's loan program to create a guaranteed, unsecured loan program, the PPP, to fund payroll and operational costs of eligible businesses, organizations and self-employed persons during the COVID-19 Pandemic. Through the conclusion of the program on May 31, 2021, the Bank had funded 7,184 SBA PPP loans totaling $1.28 billion with an average loan size of $178,000. As of December 31, 2022, total funded SBA PPP loans decreased to $1.5 million, net of unamortized net deferred fees of $103,000, due primarily to principal and interest forgiveness payments from the SBA as the Bank began accepting and processing the forgiveness applications during the three months ended December 31, 2020.

Residential Real Estate Loans, Originations and Sales

At December 31, 2022, residential real estate loans totaled $343.6 million, or 8.5% of our loans receivable. The majority of our residential real estate loans are secured by single-family residences located in our primary market areas. Our underwriting standards require that residential real estate loans generally are owner-occupied and do not exceed 80% of the lower of appraised value at origination or cost of the underlying collateral. Terms typically range from 15 to 30 years. As part of our asset/ liability management strategy, we may also sell originated residential real estate loans in the secondary market with no recourse and servicing released.

Real Estate Construction and Land Development

At December 31, 2022, we had $294.1 million, or 7.3% of our loans receivable, in real estate construction and land development loans, including residential construction loans and commercial and multifamily construction loans.

We originate residential construction loans for the construction of single-family custom homes (where the homeowner is the borrower). We also provide financing to builders for the construction of pre-sold homes and speculative residential property. Because of the higher risks present in the residential construction industry, our lending to builders is limited to those who have demonstrated a favorable record of performance and who are building in markets that management understands. We further endeavor to limit our construction lending risk through adherence to strict underwriting guidelines and procedures. Speculative construction loans are short term in nature and have a variable rate of interest. We require builders to have tangible equity in each construction project; have prompt and thorough documentation of all draw requests; and we inspect the project prior to paying any draw requests.

Commercial and multifamily construction loans also have a higher risk because of the construction element and lease-up, if not pre-leased. As a result, this type of construction loan is made only to strong borrowers with sufficient equity into the project and additional resources they can draw on if needed. The Bank performs due diligence to gain comfort that the experience of the general contractor is sufficient to finish the project on budget and on time. Project feasibility is also important and our lenders ensure the project is economically viable. Commercial and multifamily construction loans are monitored through cost reviews, regulatory-compliant appraisals, sufficient equity, engineering inspections and controlled disbursements.

See also Item 1A. Risk Factors—Our loan portfolio is concentrated in loans with a higher risk of loss.

Consumer

At December 31, 2022, we had $195.9 million, or 4.8% of our loans receivable, in consumer loans. We originate consumer loans and lines of credit that are both secured and unsecured.

During the three months ended March 31, 2020, we ceased indirect auto loan originations, which are classified as consumer loans within loans receivable. These indirect consumer loans are secured by new and used automobile and recreational vehicles and were originated indirectly by established and well-known dealers located in our market areas. In addition, the indirect loans purchased were made to only prime borrowers. At December 31, 2022, we had $62.9 million, or 1.6% of our loans receivable, in indirect auto loans remaining which is a decrease of $54.4 million or 46.4% from $117.3 million as of December 31, 2021.

Supervision and Regulation

We are subject to extensive regulation, and supervision under federal law and the law of Washington State, which are both primarily intended to protect depositors and the FDIC, and not shareholders. Additionally, the Consumer Financial Protection Bureau is responsible for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements.

Any change in applicable laws, regulations, or regulatory policies may have a material effect on our business, operations, and prospects. We cannot predict the nature or the extent of the effects on our business and earnings that any fiscal or monetary policies or new Federal or State laws may have in the future.

The following is a summary discussion of certain laws and regulations applicable to the Company and the Bank which is qualified in its entirety by reference to the actual laws and regulations.

Heritage Financial Corporation

As a bank holding company registered with the Federal Reserve, we are subject to comprehensive regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve. This regulation and supervision is generally intended to ensure that we limit our activities to those allowed by law and that we operate in a safe and sound manner without endangering the financial health of the Bank. We are required to file annual and periodic reports with the Federal Reserve and provide additional information as the Federal Reserve may require. The Federal Reserve may examine us, and any of our subsidiaries, and assess us for the cost of such examination.

The Federal Reserve has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, or require that a holding company divest subsidiaries (including its bank subsidiary). In general, enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. The Federal Reserve may also order termination of non-banking activities by non-banking subsidiaries of bank holding companies, or divestiture of ownership and control of a non-banking subsidiary by a bank holding company. Some violations may also result in criminal penalties.

Federal Reserve policy provides that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks. A bank holding company's failure to meet its obligation to serve as a source of strength by providing financial assistance to a subsidiary bank in financial distress is generally considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both.

As a bank holding company, we are required to obtain the prior approval of the Federal Reserve to acquire all, or substantially all, of the assets of any other bank or bank holding company. Prior Federal Reserve approval is required for any bank holding company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, the acquiring bank holding company would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve, prior approval may for such acquisitions also be necessary from other agencies including the DFI and agencies that regulate the target. In July 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. Among other initiatives, the Executive Order encouraged federal banking agencies to review their current merger oversight practices and adopt a plan for revitalization of such practices. There are many steps that must be taken by the agencies before any formal changes to the framework for evaluating bank mergers can be finalized and the prospects for such action are uncertain at this time.

Under the prompt corrective action provisions of the Federal Deposit Insurance Act, a bank holding company with an undercapitalized subsidiary bank must guarantee, within limitations, the capital restoration plan that is required to be implemented for its undercapitalized subsidiary bank. If an undercapitalized subsidiary bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the Federal Reserve may, among other restrictions, prohibit the bank holding company or its undercapitalized subsidiary bank from paying any dividend or making any other form of capital distribution without the prior approval of the Federal Reserve. Federal Reserve policy also provides that a bank holding company may pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition.

Bank regulations also require bank holding companies and banks to maintain minimum capital ratios and a capital conservation buffer. For additional information, see "Capital Adequacy" below. In addition, under Washington corporate law, a company generally may not pay dividends if, after that payment, the company would not be able to pay its liabilities as they become due in the usual course of business or its total assets would be less than its total liabilities.

Any subsidiaries which we may control are considered "affiliates" of the Company within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to numerous restrictions. With some exceptions, we and our subsidiaries are prohibited from tying the provision of various products or services, such as extensions of credit, to other products or services offered by us, or our affiliates.

The stock of the Company is registered with the SEC under the "Exchange Act. As such, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

Heritage Bank

The Bank is a Washington state-chartered commercial bank, the deposits of which are insured by the FDIC, and is subject to regulation by the FDIC and the DFI.

Applicable Federal and State statutes and regulations which govern a bank's operations relate to minimum capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidation, borrowings, issuance of securities, payment of dividends, establishment of branches, privacy, anti-money laundering and other aspects of its operations, among other things. The DFI and the FDIC also have authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices.

The Bank is required to file periodic reports with the FDIC and is subject to periodic examinations and evaluations by the FDIC and the DFI. Based upon these evaluations, the regulators may revalue the assets of an institution and require that it establish specific reserves to compensate for the differences between the determined value and the book value of such assets. These examinations must be conducted at least every 12 months.

The Bank pays dividends to the Company. The FDIC and the DFI also have the general authority to restrict capital distributions by the Bank, including dividends paid by the Bank to the Company. Such restrictions are generally tied to the Bank's capital levels after giving effect to such distributions. Our long-term ability to pay dividends to our stockholders is based primarily upon the ability of the Bank to make capital distributions to the Company. So long as the Bank remains "well-capitalized" after each capital distribution, and operates in a safe and sound manner, it is management's belief that the banking regulators will continue to allow the Bank to distribute its earnings to the Company, although no assurance can be given in this regard.

Capital Adequacy

The Federal Reserve and FDIC have issued substantially similar risk-based and leverage capital regulations applicable to bank holding companies and banks, respectively. In addition, these regulatory agencies may from time to time require that a bank holding company or bank maintain capital above the minimum levels, based on its financial condition or actual or anticipated growth. These regulations implement the regulatory capital reforms required by the Dodd-Frank Act and the Basel III requirements, a comprehensive capital framework and rules for U.S. banking organizations approved by the Federal Reserve Board and the FDIC in 2013.

Under these capital regulations, the minimum capital ratios are: (1) a common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (2) a leverage ratio (the ratio of Tier 1 capital to average total adjusted assets) of 4.0%; (3) a Tier 1 capital ratio of 6.0% of risk-weighted assets; and (4) a total capital ratio of 8.0% of risk-weighted assets. Common equity Tier 1 generally consists of common stock; retained earnings; AOCI unless an institution elects to exclude AOCI from regulatory capital; and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of common equity Tier 1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the allowance for credit losses up to 1.25% of risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

In addition to the minimum common equity Tier 1, Tier 1, leverage ratio and total capital ratios, the Company and the Bank must maintain a capital conservation buffer consisting of additional common equity Tier 1 capital greater than 2.5% above the required minimum risk-based capital levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. To be considered "well capitalized," a bank holding company must have, on a consolidated basis, a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater and must not be subject to an individual order, directive or agreement under which the Federal Reserve requires it to maintain a specific capital level. To be considered "well capitalized," a depository institution must have a common equity Tier 1 capital ratio of at least 6.5%, a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 8%, a total risk-based capital ratio of at least 10% and not be subject to an individualized order, directive or agreement under which its primary federal banking regulator requires it to maintain a specific capital level.

The Company's and the Bank's required and actual capital levels as of December 31, 2022 are listed in Note (21) Regulatory Capital Requirements of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data.

Prompt Corrective Action

Federal statutes establish a supervisory framework for FDIC-insured institutions based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution's category depends upon where its capital levels are in relation to relevant capital measures. The well capitalized category is described in the Capital Adequacy section above. An institution that is not well capitalized is subject to certain restrictions on brokered deposits, including restrictions on the rates it can offer on its deposits. To be considered adequately capitalized, an institution must have the minimum capital ratios described in the Capital Adequacy section above. Any institution which is neither well capitalized nor adequately capitalized is considered undercapitalized.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized. Failure by a bank to comply with applicable capital requirements would result in progressively more severe restrictions on its activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator. Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

As of December 31, 2022, the Company and the Bank met all minimum capital requirements and the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. See Note (21) Regulatory Capital Requirements of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data.

Commercial Real Estate Transactions

The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and maintaining capital levels commensurate with the level and nature of real estate concentrations. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk: total loans for construction, land development, and other land represent 100% or more of the bank's total capital; or total commercial real estate loans (as defined in the guidance) greater than 300% of the Bank's total capital and an increase in the bank's commercial real estate portfolio of 50% or more during the prior 36 months.

Deposit Insurance and Other FDIC Programs

The deposits of the Bank are insured up to $250,000 per separately insured category by the Deposit Insurance Fund, which is administered by the FDIC. The FDIC is an independent federal agency that insures the deposits, up to applicable limits, of depository institutions. As insurer of the Bank's deposits, the FDIC has supervisory and enforcement authority over the Bank and this insurance is backed by the full faith and credit of the United States government. As insurer, the FDIC imposes deposit insurance assessments and is authorized to conduct examinations of and to require reporting by institutions insured by the FDIC. It also may prohibit any FDIC-insured institution from engaging in any activity determined by regulation or order to pose a serious risk to the institution and the Deposit Insurance Fund. The FDIC also has the authority to initiate enforcement actions and may terminate the deposit insurance if it determines that an institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Deposit insurance assessments are based on the average consolidated total assets less tangible equity capital of a financial institution. In addition, the Dodd-Frank Act set the minimum designated reserve ratio of the Deposit Insurance Fund at 1.35%, required the FDIC to set a target for the ratio each year, and eliminated the requirement that the FDIC pay dividends to insured depository institutions when the ratio exceeds certain thresholds. The FDIC set the target ratio at 2.0% and adopted a plan to achieve that target ratio. Currently, total base assessment rates range from 1.5 to 40 basis points on an annualized basis, subject to certain adjustments. Under current regulations, the ranges of assessment rates are scheduled to decrease as the ratio increases in increments above 2.0%. No institution may pay a dividend if it is in default on its deposit insurance assessment.

In October 2022, the FDIC finalized a rule that will increase the initial base deposit insurance assessment rates by 2 basis points, beginning with the first quarterly assessment period of 2023 (January 1, 2023 through March 31, 2023). The FDIC, as required under the Federal Deposit Insurance Act, established a plan in September 2020 to restore the Deposit Insurance

Fund reserve ratio to meet or exceed the statutory minimum of 1.35 percent within eight years. This plan did not include an increase in the deposit insurance assessment rate. Based on the FDIC's recent projections, however, the FDIC determined that the Deposit Insurance Fund reserve ratio is at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028 without increasing the deposit insurance assessment rates. The increased assessment would improve the likelihood that the Deposit Insurance Fund reserve ratio would reach the required minimum by the statutory deadline, consistent with the FDIC's Amended Restoration Plan. The FDIC also concurrently maintained the Designated Reserve Ratio ("DDR") for the Deposit Insurance Fund at 2 percent for 2023. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent in order to support growth in the Deposit Insurance Fund in progressing toward the FDIC's long-term goal of a 2 percent DRR. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent. The revised assessment rate schedule will remain in effect unless and until the reserve ratio meets or exceeds 2 percent, absent further action by the FDIC.

Bank Secrecy Act / Anti-Money Laundering Laws

The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity of their customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing mergers and acquisitions.

Privacy Standards and Cybersecurity

The Bank is subject to federal regulations implementing the privacy protection provisions of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999. These regulations require the Bank to disclose its privacy policy, including informing consumers of their information sharing practices and informing consumers of their rights to opt out of certain practices. In addition, on November 18, 2021, the federal banking agencies announced the adoption of a final rule providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rule requires a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

Other Regulatory Developments

The following summarizes some of the significant federal legislation affecting banking in recent years.

Economic Growth Act. In May 2018 the Economic Growth Act was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion.

The Economic Growth Act, among other matters, expands the definition of qualified mortgages which may be held by a financial institution and includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures, risk weights for certain high-risk commercial real estate loans and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a Community Bank Leverage Ratio, which became effective January 1, 2020. The new ratio is an optional framework that is designed to reduce regulatory burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework starting in the first quarter of 2020. Qualifying community banking organizations that elect to use the Community Bank Leverage Ratio framework and that maintain a leverage ratio of greater than nine percent are considered to have satisfied the risk-based and leverage capital requirements in the agencies' generally applicable capital rule. Additionally, such insured depository institutions are considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. The leverage ratio required for purposes of the new framework is calculated as Tier 1 capital divided by average total consolidated assets, consistent with how banking organizations calculate their leverage ratio under the current rules. As of December 31, 2022, the Company and the Bank had not elected to be subject to the Community Bank Leverage Ratio.

CECL. The FASB issued a new accounting standard the Bank adopted on January 1, 2020. This standard, referred to as CECL, requires FDIC-insured institutions and their holding companies (banking organizations) to recognize credit losses expected over the life of certain financial assets. CECL covers a broader range of assets than the prior method of recognizing credit losses and generally results in earlier recognition of credit losses. Upon adoption of CECL, a banking organization must record a one-time adjustment to its credit loss allowances as of the beginning of the fiscal year of adoption equal to the difference, if any, between the amount of credit loss allowances under the current methodology and the amount required under CECL. Concurrent with enactment of the CARES Act, federal banking agencies issued an interim final rule that delays the estimated impact on regulatory capital resulting from the adoption of CECL. The interim final rule provided banking organizations that implemented CECL before the end of 2020 the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of capital benefit provided during the initial two-year delay. The changes in the final rule apply only to those banking organizations that elected the CECL transition relief provided under the rule. The Company and the Bank elected this option.

See discussion of CECL Adoption in Note (1) Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data

Website Access to Company Reports

We post publicly available reports required to be filed with the SEC on our website, www.hf-wa.com, as soon as reasonably practicable after filing such reports. The required reports are available free of charge through our website.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal officers. We have posted the text of our Code of Ethics at www.hf-wa.com in the section titled Overview: Governance Documents. Any significant changes or waivers of the Code of Ethics will be publicly disclosed to shareholders.

Competition

We compete for loans and deposits with other commercial banks, credit unions, mortgage bankers, and other providers of financial services, including finance companies, online-only banks, mutual funds, insurance companies, and more recently with financial technology companies that rely on technology to provide financial services. Many of our competitors have substantially greater resources than we do. Particularly in times of high or rising interest rates, we also face significant competition for investors' funds from short-term money market securities and other corporate and government securities.

We compete for loans principally through the range and quality of the services we provide, interest rates and loan fees, and robust delivery channels for our products and services. We actively solicit deposit-related clients and compete for deposits by offering depositors a variety of savings accounts, checking accounts, cash management and other services.

Human Capital

Demographics

As of December 31, 2022, the Bank employed 793 full-time and 36 part-time employees across Washington, Oregon, and Idaho. No employees are represented by a collective bargaining agreement. During 2022, we hired 238 regular full-time and part-time employees. Voluntary workforce turnover (rolling 12-month attrition) was 19.4%, compared to 20.8% in 2021. Our average tenure was 7.1 years. Our workforce was 71.3% female and 28.7% male, and women held 69.8% of the bank's management roles (including department supervisors and managers, as well as executive leadership). The average tenure of management was 9.9 years. The ethnicity of our workforce was 75.6% White, 8.6% Asian, 6.3% Hispanic, 4.5% Two or More Races, 2.3% Black, and 2.8% other.

Our Culture and Our People

The Company's success depends on the success of its people. As a result, the Company is focused on enhancing employee empowerment through human capital and talent management. Our strong culture was built upon adherence to a well-defined company mission and values, which aligns employees across all levels of the Company to a common goal and enables them to reach their full potential.

The Company views its employees as our most important assets, which makes training and professional development a worthy investment. We offer an array of learning opportunities through virtual and in-house courses via "Heritage Bank University", as well as sponsoring courses through external providers, such as Ken Blanchard Company, Washington Bankers Association, Oregon Bankers Association and the Pacific Coast Banking School. We sponsor situational leadership training for leaders that focuses on communication and employee engagement.

The Company strives to maintain an environment of open communication with access to senior management, which includes quarterly all-employee virtual meetings, as well as New Employee Orientation hosted by the Chief Executive Officer. To further enhance our "listening culture" and foster open communications, we utilize a pulse survey platform to provide employees with a chance to share feedback directly with leadership throughout the year, including internal communications and COVID-19 Pandemic-related surveys. Survey results are shared with executive leadership and drive action planning. We also host Celebrate Great, an active internal peer recognition platform, where managers and employees post appreciation and recognition for co-workers and teams. The Company celebrates "Employee Appreciation Days" in the spring and fall which includes prizes, games, employee recognition and in-person events hosted by executive management. During 2021, the Puget Sound Business Journal recognized Heritage Bank as one of the Top 100 Best Workplaces in the Puget Sound. In 2022, the Company dedicated an afternoon to volunteering at organizations and nonprofits throughout our communities and closed all customer facing locations early. Over 500 employees participated and volunteered over 1,500 hours of service.

In addition to vacation and sick leave, all employees receive at least eight hours of paid time each year specifically to use for volunteer activities of their choice in the communities where they live and work.

COVID-19

The Company maintained its commitment to supporting its community and customers during the COVID-19 Pandemic and remains focused on keeping its employees safe and the Bank running effectively to serve its customers. As of December 31,

2022, all banking branches are open with normal hours and substantially all employees have returned to their routine working environments. The Company continues to monitor the situation and will continue to implement measures commensurate with guidance issued by the Centers for Disease Control and state/local health authorities.

Diversity, Equity, and Inclusion

We recognize and appreciate the importance of creating an environment in which all employees feel valued, included, and empowered to do their best work. We recognize that each employee's unique experiences, perspectives, and viewpoints add value to our ability to be the leading commercial community bank in the Pacific Northwest.

The Company has a DEI plan, a Diversity Council and a DEI Officer who has been certified by the National Diversity Council. The Company's Diversity Council is made up of a diverse group of employees that acts on behalf of the Company to promote the diversity and inclusion process and works closely with senior leaders to ensure DEI initiatives align with the Company's overall strategic goals and initiatives. Both our Chief Executive Officer and Senior Vice President Chief Human Resources Officer serve as Executive Sponsors to the Company's Diversity Council. The Company's Diversity Council is a critical driver in fostering organizational change, establishing a dedicated focus on diversity, equity, and inclusion priorities. The primary role of the Company's Diversity Council is to connect DEI activities to a broader, business-driven and results-oriented strategy. Executive management and the Company's Board of Directors have received instructor-led, custom DEI training. In addition, all employees receive ongoing diversity training. The objectives of the Company's DEI plan include:

- **Workforce Diversity**: Recruit from a diverse, qualified group of potential applicants to secure a high-performing workforce drawn from all segments of the communities we serve.
- **Workplace Inclusion**: Promote a culture that encourages collaboration, flexibility and fairness to enable individuals to contribute to their full potential.
- **Sustainability:** Develop structures and strategies to equip leaders with the ability to manage diversity, be accountable, measure results, refine approaches on the basis of such data and foster a culture of inclusion.

The following chart depicts the percentage of self-identified females and minorities in our workforce at December 31, 2022, by job classification as defined by the Equal Employment Opportunity Commission ("EEOC"):

Job Classification	Female %	Minority %[1]	Distribution by EEOC Job Classification
Administrative Support Workers	83.9 %	33.0 %	47.2 %
Executive/Senior Level Officials and Managers	34.6	3.8	3.1
First/Mid-Level Officials and Managers	74.7	22.0	22.4
Professionals	58.3	14.2	15.3
Sales Workers	42.7	13.5	11.6
Service Workers	—	—	0.4

[1] Includes employees self-identified as Hispanic or Latino, Black or African American, Asian, Native Hawaiian or Other Pacific Islander, American Indian or Alaska Native, or Two or More Races.

Compensation and Benefits

We provide competitive compensation and benefit programs to aid us in attracting and retaining top talent in the very competitive Puget Sound and Portland, Oregon job markets where many of our offices are located. These programs include annual bonuses, equity, 401(k) Plan with an employer matching contribution, health insurance, transit passes, paid parking, and paid time off.

Executive Officers

The following table sets forth information with respect to executive officers of the Company at December 31, 2022:

Name	Age as of December 31, 2022	Position	Has Served the Company or Bank Since
Jeffrey J. Deuel	64	President and Chief Executive Officer of Heritage Financial Corporation and Chief Executive Officer of Heritage Bank	2010
Bryan McDonald	51	Executive Vice President of Heritage Financial Corporation and President and Chief Operating Officer of Heritage Bank	2014
Donald J. Hinson	61	Executive Vice President and Chief Financial Officer of Heritage Financial Corporation and Heritage Bank	2005

| Tony Chalfant | 61 | Executive Vice President and Chief Credit Officer of Heritage Financial Corporation and Heritage Bank | 2018 |
| Cindy Hirman (formerly Huntley) | 59 | Executive Vice President and Chief Banking Officer of Heritage Bank | 1988 |

The business experience of each executive officer is set forth below.

Jeffrey J. Deuel is the President and Chief Executive Officer of Heritage Financial Corporation and Chief Executive Officer of Heritage Bank. Mr. Deuel was promoted to President and Chief Executive Officer of Heritage Bank and President of Heritage Financial Corporation effective July 2018 and then promoted to President and Chief Executive Officer of Heritage Financial Corporation effective July 2019. Mr. Deuel was promoted to President and Chief Operating Officer of Heritage Bank and Executive Vice President of Heritage Financial Corporation in September 2012. In November 2010, Mr. Deuel was named Executive Vice President and Chief Operating Officer of Heritage Bank and Executive Vice President of the Company. Mr. Deuel joined Heritage Bank in February 2010 as Executive Vice President. Prior to joining Heritage, Mr. Deuel held the position of Executive Vice President Commercial Operations with JPMorgan Chase, formerly Washington Mutual. Prior to joining Washington Mutual, Mr. Deuel was based in Philadelphia where he worked for Bank United, First Union Bank, CoreStates Bank, and First Pennsylvania Bank. During his career Mr. Deuel held a variety of leadership positions in commercial banking including lending, credit administration, portfolio management, retail, corporate strategies, and support services. He earned his Bachelor's degree at Gettysburg College.

Bryan McDonald is the President and Chief Operating Officer of Heritage Bank. Mr. McDonald was promoted to Executive Vice President and Chief Operating Officer of Heritage Bank effective July 1, 2018 and then promoted to President and Chief Operating Officer of Heritage Bank effective July 1, 2021. Mr. McDonald joined Heritage Bank as an Executive Vice President and Chief Lending Officer as a result of the merger between Heritage Financial and Washington Banking Company effective May 1, 2014. Previously, with Whidbey Island Bank he held the position of President and Chief Executive Officer of Whidbey Island Bank from January 2012 to May 2014. He joined Whidbey Island Bank in 2006 as Commercial Banking Manager and was promoted to Chief Operating Officer in 2010. Mr. McDonald has extensive managerial experience in various sales, credit, operations, commercial banking and residential real estate areas. Before joining the team at Whidbey Island Bank, he was Snohomish and King County Business Group Manager where he was responsible for developing all aspects of Peoples Bank's commercial banking operation in King and Snohomish counties.

Donald J. Hinson was promoted to Executive Vice President and Chief Financial Officer in September 2012. From 2007 to 2012, he was Senior Vice President and Chief Financial Officer. Mr. Hinson joined the Company in 2005 as Vice President and Controller. Prior to that, he served in the banking audit practice of local and national accounting firms of Knight, Vale and Gregory and RSM McGladrey from 1994 to 2005. Mr. Hinson holds a Bachelor's degree in Accounting from Central Washington University and a Bachelor's degree in Psychology from Western Washington University.

Tony Chalfant became Executive Vice President and Chief Credit Officer of Heritage Financial Corporation and Heritage Bank in July 2020. Previously, Mr. Chalfant held the title of Senior Vice President and Deputy Chief Credit Officer of Heritage Bank since July 2019. Prior to that, he served as a Regional Credit Officer since January 2018 when Heritage Bank acquired Puget Sound Bank. Mr. Chalfant served as the Chief Credit Officer for Puget Sound Bank for 13 years. Prior to joining Puget Sound Bank, Mr. Chalfant held commercial lending and leadership positions with U.S. Bank for 11 years. Mr. Chalfant started his career with the U.S. Office of Comptroller of the Currency, working there for eight years. Mr. Chalfant obtained his Bachelor's degree in Finance and Economics from Washington State University and is a graduate of the Pacific Coast Banking School.

Cindy Hirman (formerly Cindy Huntley) was appointed Executive Vice President and Chief Banking Officer in September of 2019. On September 26, 2022, Heritage entered into a transitional retirement agreement with Ms. Hirman, effective January 1, 2023. The agreement with Ms. Hirman provides for an employment period through April 3, 2023, which is Ms. Hirman's planned retirement date. Ms. Hirman will serve as Executive Vice President, a part-time position in which she will assist with the transition of her Chief Banking Officer duties. Cindy has been with Heritage Bank since 1988 and previously served as a Director of Retail Banking since 2006 and a Senior Vice President since 2004. During her tenure with Heritage, Ms. Huntley has held numerous positions including marketing, retail and executive support positions. She holds a Bachelor's degree in Management from the University of Northern Colorado and graduated from the Pacific Coast Banking School.

ITEM 1A.   RISK FACTORS

We assume and manage a certain degree of risk in order to conduct our business strategy. In addition to the risk factors described below, other risks and uncertainties not specifically mentioned, or that are currently known to, or deemed to be immaterial by management, also may materially and adversely affect our financial condition, results of operations and/or cash flows. Before making an investment decision, you should carefully consider the risks described below together with all of the other information included in this Form 10-K and our other filings with the SEC. If any of the circumstances described in the following risk factors actually occur to a significant degree, the value of our common stock could decline, and you could lose all or part of your investment. This Form 10-K is qualified in its entirety by these risk factors.

Risks Related to our Lending Activities

Our loan portfolio is concentrated in loans with a higher risk of loss.

Repayment of our commercial business loans, consisting of commercial and industrial loans as well as owner-occupied and non-owner occupied commercial real estate loans, is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. We offer different types of commercial business loans to a variety of businesses in industries such as real estate and rental and leasing, healthcare, accommodation and food services, retail trade and construction. The primary types of commercial business loans offered are lines of credit, term equipment financing and term real estate loans. We also originate loans that are guaranteed by the SBA and we are a "preferred lender" of the SBA. Commercial business lending involves risks that are different from those associated with residential real estate lending. Our commercial business loans are primarily made based on our assessment of the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrower's cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although these commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and creditworthiness of the borrower and secondarily on the underlying collateral provided by the borrower.

At December 31, 2022, our commercial business loans totaled $3.22 billion, or 79.4% of our total loan portfolio, of which $5.9 million, or 0.2%, were classified as nonaccrual at December 31, 2022. The majority of the nonperforming commercial business loans were secured by real estate. Within commercial business loans, agricultural loans totaled $57.3 million, or 1.4% of our total loan portfolio and 1.8% of our commercial business loans at December 31, 2022 of which $2.6 million, or 4.5% were classified as nonaccrual loans at December 31, 2022.

Our owner and non-owner occupied commercial real estate loans, which include multifamily residential real estate loans, involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. We originate commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve higher principal amounts than other types of loans and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower's project is reduced as a result of leases not being obtained or renewed, the borrower's ability to repay the loan may be impaired.

Commercial real estate loans also expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. If we foreclose on a commercial real estate loan, our holding period for the collateral typically is longer than for residential real estate loans because there are fewer potential purchasers of the collateral. Additionally, commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment regarding the collectability of our commercial real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

As of December 31, 2022, our owner and non-owner occupied commercial real estate loans totaled $2.52 billion, or 62.3% of our total loan portfolio, of which $212,000 were classified as nonaccrual at December 31, 2022.

Our real estate construction and land development loans are based upon estimates of costs and net operating income and the related value associated with the completed project. These estimates may be inaccurate. Construction lending involves additional risks when compared with permanent commercial and residential lending because funds are advanced upon the collateral for the project based on an estimate of costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the complete project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the completed project loan-to-value ratio. Changes in demand and higher than anticipated building costs may cause actual results to vary significantly from those estimated. This type of lending also typically involves higher loan principal amounts and may be concentrated with a small number of builders. A downturn in housing, or the real estate market, could increase delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Some of our borrowers are builders with more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. As a result, these loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and more costly to monitor. Increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchaser's borrowing costs, thereby possibly reducing the borrower's ability to finance the project upon completion or the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction and assume the market risk of selling the project at a future market price, which may or may not enable us to fully recover unpaid loan funds and associated construction and liquidation costs. Furthermore, in the case of speculative construction loans, there is added risk associated with identifying an end-tenant or end-purchaser for the finished project. Land development loans also pose additional risk because of the lack of income being produced by the property and potential illiquid nature of the collateral. These risks can be significantly impacted by supply and demand conditions.

As of December 31, 2022, our real estate construction and land development loans totaled $294.1 million, or 7.3% of our total loan portfolio, of which $80.1 million, or 2.0% of our total loan portfolio, were residential construction and $214.0 million, or 5.3% of our total loan portfolio, were commercial and multifamily construction. Within this category, $37,000 of our total real estate construction and land development loans, were classified as nonaccrual at December 31, 2022.

Our ACL on loans may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:
•   the cash flow of the borrower, guarantors and/or the project being financed;
•   the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;
•   the character and creditworthiness of a particular borrower or guarantor;
•   changes in economic and industry conditions; and
•   the duration of the loan.

The ACL on loans is a valuation account that is deducted from the amortized cost of loans receivable to present the net amount expected to be collected. Loans are charged-off through the ACL on loans when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are recorded to the ACL on loans. The Bank records the changes in the ACL on loans through earnings as a "(Reversal of) provision for credit losses" on the Consolidated Statements of Income.

The determination of the appropriate level of ACL on loans inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the ACL on loans may not be sufficient to cover credit losses inherent in our loan portfolio, resulting in the need for increases in our ACL on loans through the provision for credit losses. Management also recognizes that significant new growth in loan segments and new loan products can result in loans segments comprised of unseasoned loans that may not perform in a historical or projected manner and will increase the risk that our ACL on loans may be insufficient to absorb losses without significant additional provisions.

Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the ACL on loans. If current conditions in the housing and real estate markets weaken, we expect we will experience increased delinquencies and credit losses. In addition, bank regulatory agencies periodically review our ACL on loans and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on their judgments about information available to them at the time of their examination. In addition, if charge-offs in future periods exceed the ACL on loans, we will need additional provisions to increase the ACL on loans.

<u>Risks Related to our Business Strategy</u>

Our strategy of pursuing acquisitions and de novo branching exposes us to financial and operational risks that could adversely affect us.

We are pursuing a strategy of supplementing organic growth by acquiring other financial institutions or their businesses that we believe will help us fulfill our strategic objectives and enhance our earnings. There are risks associated with this strategy, however, including the following:
•   we may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected;
•   higher than expected deposit attrition;
•   potential diversion of our management's time and attention;
•   we may be exposed to previously known or unknown regulatory compliance deficiencies from the acquired institution;
•   prices at which acquisitions are made can fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable and expect that we may continue to experience this condition in the future;
•   the acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of an acquisition within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful.
•   to finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing shareholders;

- from 2006 through 2022, we completed eight acquisitions or mergers, including one acquisition in 2006, two acquisitions during 2010, two acquisitions during 2013, one merger in 2014 and two acquisitions in 2018 that enhanced our rate of growth. We may not be able to continue to sustain our past rate of growth or to grow at all in the future;
- we expect our net income will increase following our acquisitions; however, we also expect our general and administrative expenses and consequently our efficiency ratios may also increase. Ultimately, we would expect our efficiency ratio to improve; however, if we are not successful in our integration process, this may not occur, and our acquisitions or branching activities may not be accretive to earnings in the short or long-term;
- to the extent our costs of an acquisition exceed the fair value of the net assets acquired, the acquisition will generate goodwill. As discussed below under the risk factor heading "We may experience future goodwill impairment, which could reduce our earnings" we are required to assess our goodwill for impairment at least annually, and any goodwill impairment charge could have a material adverse effect on our results of operations and financial condition; and
- we are required to record acquired loans through acquisitions at fair value, which may differ from the outstanding balance of such loans. Estimating the fair value of such loans requires management to make estimates based on available information and facts and circumstances on the acquisition date. The difference between the fair value and the outstanding balance of such loans is accreted into net interest income. Thus, our net interest margins may initially increase due to accretion. The yields on our loans could decline as our acquired loan portfolio pays down or matures, and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans. This could result in higher net interest margins and interest income in current periods and lower net interest rate margins and lower interest income in future periods.

Our business strategy includes significant growth plans, and our financial condition and results of operations could be negatively affected if we are not successful in executing this strategy or if we fail to grow or manage our growth effectively.

We intend to pursue a growth strategy for our business. We regularly evaluate potential acquisitions and expansion opportunities. If appropriate opportunities present themselves, we expect to engage in selected acquisitions of financial institutions in the future, including branch acquisitions, or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

Our growth initiatives may require us to recruit experienced personnel to assist in such initiatives, which will increase our compensation costs. In addition, the failure to identify and retain such personnel would place significant limitations on our ability to successfully execute our growth strategy. To the extent we expand our lending beyond our current market areas, we also could incur additional risk related to those new market areas. We may not be able to expand our market presence in our existing market areas or successfully enter new markets.

If we do not successfully execute our acquisition growth plan, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance that suitable growth opportunities will be available or that we will successfully manage our growth.

Risks Related to Economic Conditions

The current economic condition in the market areas we serve may adversely impact our earnings and could increase the credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in the states of Washington and Oregon. A return of recessionary conditions or adverse economic conditions in the primary market areas of the Pacific Northwest in which we operate could reduce our rate of growth, affect our customers' ability to repay loans and have a material adverse effect on our business, financial condition, and results of operations. General economic conditions, including inflation, unemployment and money supply fluctuations, also may adversely affect our profitability. Weakness in the global economy and global supply chain issues have adversely affected many businesses operating in our markets that are dependent upon international trade and it is not known how changes in tariffs being imposed on international trade may also affect these businesses. Changes in agreements or relationships between the United States and other countries may also affect these businesses.

A deterioration in economic conditions in our market areas of the Pacific Northwest as a result of inflation, a recession, the effects of COVID-19 variants or other factors could result in the following consequences, any of which could have a materially adverse impact on our business, financial condition and results of operations:
- loan delinquencies, problem assets and foreclosures may increase;
- we may increase our ACL on loans and provision for credit losses;
- the sale of foreclosed assets may be slow;
- demand for our products and services may decline, possibly resulting in a decrease in our total loans;
- collateral for loans made may decline further in value, exposing us to increased risk of loss on existing loans;
- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and
- the amount of our deposits may decrease and the composition of our deposits may be adversely affected.

A decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loans are geographically diverse. Many of the loans in our portfolio are secured by real estate. Deterioration in the real estate markets where collateral for a loan is located could negatively affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various other factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as earthquakes and flooding. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected.

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Inflation has risen sharply since the end of 2021 and throughout 2022 at levels not seen for over 40 years. As discussed below under "Fluctuating interest rates can adversely affect our profitability," as inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating-rate instruments. In addition, inflation increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

The economic impact of the COVID-19 Pandemic could continue to affect our financial condition and results of operations.

The COVID-19 Pandemic could continue to pose risks and could harm our business, our results of operations and the prospects of the Company. The COVID-19 Pandemic has adversely impacted the global and national economy and certain industries and geographies in which our clients operate. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 Pandemic on the business of the Company, its clients, employees and third-party service providers. The extent of such impact will depend on future developments. Additionally, the responses of various governmental and nongovernmental authorities and consumers to the pandemic may have material long-term effects on the Company and its clients which are difficult to quantify.

We could be subject to a number of risks as a result of the COVID-19 Pandemic, any of which could have a material, adverse effect on our business, financial condition, liquidity, results of operations, ability to execute our growth strategy, and ability to pay dividends. These risks include, but are not limited to, changes in demand for our products and services; increased loan losses or other impairments in our loan portfolios and increases in our ACL; a decline in collateral for our loans, especially real estate; unanticipated unavailability of employees; increased cyber security risks as employees work remotely; a prolonged weakness in economic conditions resulting in a reduction of future projected earnings could necessitate a valuation allowance against our current outstanding deferred tax assets; a triggering event leading to impairment testing on our goodwill or core deposit and customer relationships intangibles, which could result in an impairment charge; and increased costs as the Company and our regulators, customers and vendors adapt to evolving pandemic conditions.

Risks Related to Market and Interest Rate Changes

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, investment securities and other interest earning assets and the interest paid on deposits, borrowings, and other interest bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest earning assets and interest bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest earning assets and interest paid on interest bearing liabilities.

We principally manage interest rate risk by managing our volume and mix of our earning assets and funding liabilities. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but these changes could also affect (i) our ability to originate and/or sell loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, which could negatively impact shareholders' equity, and our ability to realize gains from the sale of such assets, (iii) our ability to obtain and retain deposits in competition with other available investment alternatives, (iv) the ability of our borrowers to repay adjustable or variable rate loans, and (v) the average duration of our investment securities portfolio and other interest earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if interest rates decrease as assets tend to reprice more quickly than liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially affected.

Interest rates are highly sensitive to many factors that are beyond our control, including general and forecasted economic conditions reflected in the rates offered along the yield curve and the FHLB's fixed-rate advance index, and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. During the year ended December 31, 2022, in response to inflation, the FOMC of the Federal Reserve has increased the target range for the federal funds rate by 400 basis points to a range of 4.25% to 4.50% as of December 31, 2022 compared to a range of 0.00% to 0.25% at December 31, 2021 as it seeks to control inflation without creating a recession. If the FOMC further increases the targeted federal funds rate, overall interest rates will likely rise, which will positively impact our net interest income but may negatively impact both the housing market, by reducing refinancing activity and new home purchases, and the U.S. economy.

As is the case with many banks and saving institutions, our emphasis on increasing the development of core deposits (those deposits bearing no or a relatively low rate of interest with no stated maturity date) has resulted in our interest bearing liabilities having a shorter duration than our assets. We would incur a higher cost of funds to retain these deposits in a rising interest rate environment. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected; or if we do not raise interest rates we are paying on deposits to effectively compete with other banks or alternative investment options, we may see deposits decline leading to either a lower level of earning assets or higher borrowings, either of which would could potentially cause a decline in earnings.

Changes in interest rates also affect the value of our interest earning assets and in particular our investment securities portfolio. Generally, the fair value of fixed-rate investment securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on investment securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of investment securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. Stockholders' equity, specifically AOCI, is increased or decreased by the amount of change in the estimated fair value of our securities available for sale, net of deferred income taxes. Increases in interest rates generally decrease the fair value of securities available for sale, which adversely impacts stockholders' equity.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet. For further discussion of how changes in interest rates could impact us and additional information about our interest rate risk management, see Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Changes in the valuation of our investment securities portfolio could hurt our profits and reduce capital levels.

Factors beyond our control can significantly influence the fair value of investment securities in our portfolio and can cause potential adverse changes to the fair value of these investment securities, potentially reducing AOCI and/or earnings. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by, or other adverse events affecting the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Our investment securities portfolio is evaluated for estimated credit losses and an ACL on investment securities, as appropriate, is recorded as a contra asset on the financial statement of condition and a provision for credit loss on investment securities through earnings. There can be no assurance that the declines in market value will not result in credit losses, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

<u>Risks Related to Laws and Regulations</u>

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Climate change and related legislative and regulatory initiatives may materially affect the Company's business and results of operations.

The potential effects of climate change are creating a heightened level of concern for the state of the global environment. As a result, the global business community has increased its political and social awareness surrounding the issue, and the United States has entered into international agreements in an attempt to reduce global temperatures, such as reentering the Paris Agreement. Further, the U.S. Congress, state legislatures and federal and state regulatory agencies continue to propose numerous initiatives to supplement the global effort to combat climate change. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change.

The lack of empirical data surrounding the credit and other financial risks posed by climate change render it difficult, or even impossible, to predict how specifically climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact us. Specifically, the occurrence of unpredictable and more frequent weather disasters may adversely impact the real property, and/or the value of the real property, securing the loans in our portfolios. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted by climate change, natural disasters and related events, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate. Overall, climate change, its effects and the resulting unknown impact could have a material adverse effect on our financial condition and results of operations.

Risks Related to Cybersecurity, Third-Parties and Technology

We rely on other companies to provide key components of our business infrastructure.

We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to the risk these vendors will not perform in accordance with contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with contracted arrangements under service level agreements because of changes in the vendor's organizational structure, financial condition, level of support for existing products and services, strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations. We also could be adversely affected to the extent a service agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. Additionally, the bank regulatory agencies expect financial institutions to be responsible for all aspects of our vendors' performance, including aspects which they delegate to third parties. Disruptions or failures in the physical infrastructure or operating systems that support our business and customers, or cyber-attacks or security breaches of the networks, systems or devices that our customers use to access our products and services could result in client attrition; regulatory fines, penalties or intervention; reputational damage; reimbursement or other compensation costs and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

We are subject to certain risks in connection with our use of technology.

Our security measures may not be sufficient to mitigate the risk of a cyber-attack. Communications and information systems are essential to the conduct of our business as we use such systems to manage our customer relationships, our core operating systems, our general ledger and virtually all other aspects of our business. Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, fraudulent or unauthorized access, denial or degradation of service attacks, misuse, computer viruses, malware or other malicious code and cyber-attacks that could have a security impact. If one or more of these events occur, this could jeopardize our or our customers' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Security breaches in our internet banking activities could further expose us to possible liability and damage our reputation. Increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries and vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and/or controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions. Any compromise of our security could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. Although we have developed and continue to invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, these precautions may not protect our systems from compromises or breaches of our security measures and could result in losses to us or our customers, our loss of business and/or customers, damage to our reputation, incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our security measures may not protect us from system failures or interruptions. We have established policies and procedures to prevent or limit the impact of system breaches, failures, and interruptions. In addition, we outsource certain aspects of our data processing and other operational functions to certain third-party providers. While the Company selects third-party vendors carefully, it does not control their actions. If our third-party providers encounter difficulties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher transaction volumes, cyber-attacks and security breaches or if we otherwise have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected and to deliver products and services to our customers and otherwise conduct business operations could be adversely impacted. Replacing these third-party vendors could also entail significant delay and expense. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. We cannot assure that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third-parties on which we rely.

Further, while we believe we maintain adequate insurance to cover these risks, our insurance coverage may not cover all losses resulting from breaches, system failures or other disruptions. The occurrence of any systems failure or interruption could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny or could expose us to legal liability. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks in connection with our data management or aggregation.

We are reliant on our ability to manage data and our ability to aggregate data in an accurate and timely manner to ensure effective risk reporting and management. Our ability to manage data and aggregate data may be limited by the effectiveness of our policies, programs, processes and practices that govern how data is acquired, validated, stored, protected and processed. While we continuously update our policies, programs, processes and practices, many of our data management and aggregation processes are manual and subject to human error or system failure. Failure to manage data effectively and to aggregate data in an accurate and timely manner may limit our ability to manage current and emerging risks, as well as to manage changing business needs.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

The Company and the Bank are susceptible to fraudulent activity that may be committed against us or our customers which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customer's information, misappropriation of assets, privacy breaches against our customers, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced losses due to apparent fraud and other financial crimes, although such losses have been relatively insignificant to date. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees or customers, with or without merit, may result in the loss of customers, investors and employees; costly litigation; a decline in revenues and increased governmental regulation.

The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we may not be able to effectively compete.

The financial services industry is experiencing rapid technological changes with frequent introductions of new technology-driven products and services. Effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Many of our competitors have substantially greater resources to invest in technological improvements than we do. Our future success will depend, to some degree, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products or services or be successful in marketing these products and services. Additionally, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. There can be no assurance that we will be able to successfully manage the risks associated with increased dependency on technology.

<u>Risks Related to Accounting Matters</u>

New or changing tax, accounting, and regulatory rules and interpretations could significantly impact strategic initiatives, results of operations, cash flows, and financial condition.

The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit our stockholders. These regulations, along with the currently existing tax, accounting, securities, insurance and monetary laws, regulations, rules, standards, policies and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time. Any new regulations or legislation, change in existing regulation or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, could have a material impact on our operations, increase our costs of regulatory compliance and of doing business and adversely affect our profitability. Regulatory authorities also have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and adequacy of an institution's ACL. These bank regulators also have the ability to impose conditions in the approval of merger and acquisition transactions.

We may experience future goodwill impairment, which could reduce our earnings.

Accounting standards require that we account for acquisitions or business combinations using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer's balance sheet as goodwill. In accordance with GAAP, our goodwill is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate a potential impairment exists. The evaluation may be based on a variety of quantitative factors, including the quoted price of our common stock, market prices of common stock of other banking organizations, common stock trading multiples, discounted cash flows and data from comparable acquisitions. Additionally, we may perform a qualitative assessment that takes into consideration macroeconomic conditions, industry and market conditions, cost or margin factors, and financial performance. Our evaluation of the fair value of goodwill involves a substantial amount of judgment. If our judgment was incorrect, or if events or circumstances change, and an impairment of goodwill was deemed to exist, we would be required to write down our goodwill resulting in a charge against income, which could materially adversely affect our results of operations and financial condition. We performed our annual impairment assessment for goodwill as of December 31, 2022, and concluded there was no impairment.

The Company's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates, which, if incorrect, could cause unexpected losses in the future.

The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the ACL on loans, investments and unfunded commitments, and goodwill. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the ACL and/or sustain credit losses that are significantly higher than the reserve provided, or recognize significant losses on the impairment of goodwill. For more information, refer to "Critical Accounting Estimates" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K.

<u>Other Risks Related to Operational Matters</u>

We will be required to transition from the use of the LIBOR in the future.

FHLB advances, loans receivable, investment securities, subordinated debentures and trust preferred securities may be indexed to LIBOR to calculate the interest rate. ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, ended publication of the one-week and two-month USD LIBOR tenors on December 31, 2021 and the remaining USD LIBOR tenors will end publication in June 2023. Financial services regulators and industry groups have collaborated to develop alternate reference rate indices or reference rates. The transition to a new reference rate requires changes to contracts, risk and pricing models, valuation tools, systems, product design and hedging strategies. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR (with the exception of overnight repurchase agreements, which are expected to be based on SOFR). Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and the value of LIBOR-based loans, and to a lesser extent securities in our portfolio, and may impact the availability and cost of hedging instruments and borrowings, including the rates we pay on our trust preferred securities.

The language in our LIBOR-based contracts and financial instruments has developed over time and may have various events that trigger when a successor rate to the designated rate would be selected. If a trigger is satisfied, contracts and financial instruments may give the calculation agent discretion over the substitute index or indices for the calculation of interest rates to be selected. The implementation of a substitute index or indices for the calculation of interest rates under our loan agreements with our borrowers or our borrowings may result in our incurring significant expenses in implementing the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with clients and creditors over the appropriateness or comparability to LIBOR of the substitute index or indices, which could have an adverse effect on our results of operations. For more information, refer to "Loan Portfolio Overview" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Form 10-K.

An increase in interest rates, change in the programs offered by secondary market purchasers or our ability to qualify for their programs may reduce our mortgage revenues, which would negatively impact our non-interest income.

We originate and sell residential real estate loans, or mortgage loans. The related mortgage income is a significant portion of our noninterest income. We generate gains on the sale of residential real estate loans pursuant to programs currently offered by the Federal Home Loan Mortgage Corporation and other secondary market purchasers. Any future changes in these purchase programs, our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, materially adversely affect our results of operations. Mortgage banking is generally considered a volatile source of income because it depends largely on the level of loan volume which, in turn, depends largely on prevailing market interest rates. In a rising or higher interest rate environment, the demand for mortgage loans, particularly refinancing of existing mortgage loans, tends to fall and our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in gain on loans, net and a corresponding decrease in noninterest income. In addition, our results of operations are affected by the amount of noninterest expense associated with mortgage banking activities, such as salaries and employee benefits; occupancy and equipment expense; data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in mortgage loan originations.

Ineffective liquidity management could adversely affect our financial results and condition.

Liquidity is essential to our business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio. Borrowings also provide us with a source of funds to meet liquidity demands. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities and other sources could have a substantial negative effect on our liquidity. We rely on customer deposits and borrowings from the FHLB and certain other wholesale funding sources to fund our operations. Deposit flows and the prepayment of loans and mortgage-related investment securities are strongly influenced by such external factors as the direction of interest rates, whether actual or perceived, and the competition for deposits and loans in the markets we serve. Further, changes to the FHLB's underwriting guidelines for wholesale borrowings or lending policies may limit or restrict our ability to borrow and could therefore have a significant adverse impact on our liquidity. Although we have historically been able to replace maturing deposits and borrowings if desired, we may not be able to replace such funds in the future if, among other things, our financial condition, the financial condition of the FHLB or market conditions change. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans and deposits are concentrated, negative operating results, or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry or deterioration in credit markets. Any decline in available funding in amounts adequate to finance our activities or on terms which are acceptable could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Additionally, collateralized public funds are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which on the one hand tends to reduce our contingent liquidity risk by making these funds somewhat less credit sensitive, but on the other hand reduces standby liquidity by restricting the potential liquidity of the pledged collateral. Although these funds historically have been a relatively stable source of funds for us, availability depends on the individual municipality's fiscal policies and cash flow needs. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of this Form 10-K.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report, analyze and control the types of risk to which we are subject. These risks include liquidity risk; credit risk; market risk; interest rate risk; operational risk; information technology and cybersecurity risk; legal and compliance risk; and reputational risk, among others. We also maintain a compliance program to identify, measure, assess and report on our adherence to applicable laws, policies and procedures. While we assess and improve these programs on an ongoing basis, there can be no assurance that our risk management or compliance programs, along with other related controls, will effectively mitigate all risk and limit losses in our business. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business, financial condition and results of operations could be materially adversely affected.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where we conduct our business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our Chief Executive Officer, Jeffrey J. Deuel, and certain other employees. The loss of key personnel could adversely affect our ability to successfully conduct our business.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

<u>Risk Related to Holding Our Common Stock</u>

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high; further, the resulting dilution of our equity may adversely affect the market price of our common stock.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. At some point, we may need to raise additional capital to support our growth or replenish future losses. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances we will be able to raise additional capital, if needed, on terms that are acceptable to us or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired and our financial condition and liquidity could be materially and adversely affected.

In addition, any additional capital we obtain may result in the dilution of the interests of existing holders of our common stock. Further, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

We rely on dividends from the Bank for substantially all of our revenue at the holding company level.

We are an entity separate and distinct from our subsidiary, the Bank, and derive substantially all of our revenue at the holding company level in the form of dividends from that subsidiary. Accordingly, we are, and will be, dependent upon dividends from the Bank to pay the principal of and interest on our indebtedness, to satisfy our other cash needs and to pay dividends on our common stock. The Bank's ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the Bank is unable to pay dividends to us, we may not be able to pay dividends on our common stock. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments from the SEC as it relates to the Company's financial information as reported in the Form 10-K.

ITEM 2.   PROPERTIES

The main office of the Company and the Bank is located in downtown Olympia, Washington. In addition, the Bank has three back office locations in Tacoma, Lynnwood and Burlington, Washington. The Bank's branch network at December 31, 2022 was comprised of 50 branches located throughout Washington and Oregon. In the opinion of management, all properties are adequately covered by insurance, are in good state of repair and are adequate to meet our present and immediately foreseeable needs.

ITEM 3.   LEGAL PROCEEDINGS

Neither the Company nor the Bank, is a party to any material pending legal proceedings other than ordinary routine litigation incidental to our businesses.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol HFWA.

Holders

At December 31, 2022, we had approximately 1,133 shareholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

The Company has historically paid cash dividends to its common shareholders. On January 25, 2023, the Company's

Board of Directors declared a regular quarterly dividend of $0.22 per common share payable on February 22, 2023 to shareholders of record on February 8, 2023. Payments of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our business, operating results and financial condition, capital requirements, current and anticipated cash needs, plans for expansion, any legal or contractual limitation on our ability to pay dividends and other relevant factors. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Dividends on common stock from the Company depend substantially upon receipt of dividends from the Bank, which is the Company's predominant source of income. Management's projections show an expectation that cash dividends will continue for the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information about the Company's purchases of its outstanding common stock during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [1]	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs [2]
October 1, 2022—October 31, 2022	—	$ —	9,986,863	638,214
November 1, 2022— November 30, 2022	—	—	9,986,863	638,214
December 1, 2022—December 31, 2022	664	30.06	9,986,863	638,214
Total	664	$ 30.06		

[1] Of the common shares repurchased by the Company between October 1, 2022 and December 31, 2022, all shares represented the cancellation of stock to pay withholding taxes on vested restricted stock awards or units.

[2] On March 12, 2020 the Company's Board of Directors announced the repurchase of up to 5% of the Company's outstanding common shares, or 1,799,054 shares, under the twelfth stock repurchase plan. The repurchase program does not have a set expiration date and will expire upon repurchase of the full amount of authorized shares, unless terminated sooner by the Board of Directors. The repurchase program may be suspended or discontinued at any time by the Company's Board of Directors.

Equity Compensation Plan Information.

The equity compensation plan information presented under subparagraph (d) in Part III, Item 12 of this Form 10-K is incorporated herein by reference.

Performance Graph

The following graph shows the five-year comparison of the total return to shareholders of the Company's common stock as compared to the NASDAQ Composite Index and the S&P U.S. SmallCap Banks Index during the five-year period beginning December 31, 2017 and ending December 31, 2022. Total return includes appreciation or depreciation in market value of the Company's common stock as well as actual cash and stock dividends paid to common shareholders. The NASDAQ Composite Index is a broad equity market index comprised of all domestic and international common stocks listed on the Nasdaq Stock Market. The S&P U.S. SmallCap Banks Index is comparative peer index comprised of banks and related holding companies within the same market capitalization range as the Company. The graph assumes the value of the investment in Company's common stock and each index was $100 on December 31, 2017, and all dividends were reinvested.



.

		Years Ended December 31,					
Index		2017	2018	2019	2020	2021	2022
Heritage Financial Corporation	$	100.00 $	98.67 $	96.67 $	83.08 $	89.62 $	115.92
NASDAQ Composite Index		100.00	97.16	132.81	192.47	235.15	158.65
S&P U.S. SmallCap Banks Index		100.00	83.44	104.69	95.08	132.32	116.69

*Information for the graph was provided by S&P Global Market Intelligence.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding the financial condition and results of operations of the Company as of and for the year ended December 31, 2022. The information contained in this section should be read together with the December 31, 2022 audited Consolidated Financial Statements and the accompanying Notes included in Item 8. Financial Statements And Supplementary Data of this Form 10-K.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Form 10-K for the fiscal year ended December 31, 2021.

Overview

Heritage Financial Corporation is a bank holding company which primarily engages in the business activities of our wholly-owned financial institution subsidiary, Heritage Bank. We provide financial services to our local communities with an ongoing strategic focus on our commercial banking relationships, market expansion and asset quality. The Company's business activities generally are limited to passive investment activities and oversight of its investment in the Bank. Accordingly, the information set forth in this report relates primarily to the Bank's operations.

Our business consists primarily of commercial lending and deposit relationships with small to medium sized businesses and their owners in our market areas and attracting deposits from the general public. We also make real estate construction and land development loans and consumer loans. We additionally originate for sale or for investment purposes residential real estate loans on single family properties located primarily in our markets.

Our core profitability depends primarily on our net interest income. Net interest income is the difference between interest income, which is the income that we earn on interest earning assets, comprised primarily of loans and investment securities, and interest expense, which is the amount we pay on our interest bearing liabilities, consisting primarily of deposits. Management manages the repricing characteristics of the Company's interest earning assets and interest bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve. Like most financial institutions, our net interest income is significantly affected by general and local economic conditions, particularly changes in market interest rates, including mostly recently significant changes as a result of inflation, and by governmental policies and actions of regulatory agencies. Net interest income is additionally affected by changes in the volume and mix of interest earning assets, interest earned on these assets, the volume and mix of interest bearing liabilities and interest paid on these liabilities.

Our net income is affected by many factors, including the provision for credit losses on loans. The provision for credit losses on loans is dependent on changes in the loan portfolio and management's assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. Management believes that the ACL on loans reflects the amount that is appropriate to provide for current expected credit losses in our loan portfolio based on our methodology.

Net income is also affected by noninterest income and noninterest expense. Noninterest income primarily consists of service charges and other fees, card revenue and other income. Noninterest expense consists primarily of compensation and employee benefits, occupancy and equipment, data processing and professional services. Compensation and employee benefits consist primarily of the salaries and wages paid to our employees, payroll taxes, expenses for retirement and other employee benefits. Occupancy and equipment expenses are the fixed and variable costs of buildings and equipment and consists primarily of lease expenses, depreciation charges, maintenance and utilities. Data processing consists primarily of processing and network services related to the Bank's core operating system, including the account processing system, electronic payments processing of products and services, internet and mobile banking channels and software-as-a-service providers. Professional services consist primarily of third-party service providers such as auditors, consultants and lawyers.

Results of operations may also be significantly affected by general and local economic and competitive conditions, changes in accounting, tax and regulatory rules, governmental policies and actions of regulatory authorities, including changes resulting from the COVID-19 Pandemic and inflation and the governmental actions taken to address these issues. Net income is also impacted by growth of operations through organic growth or acquisitions.

Results of Operations

Net income was $81.9 million, or $2.31 per diluted common share, for the year ended December 31, 2022 compared to $98.0 million, or $2.73 per diluted common share, for the year ended December 31, 2021. Net income decreased $16.2 million, or 16.5% compared to December 31, 2021 primarily due to decreases in reversal of provision for credit losses of $27.9 million and a $5.0 million decrease in noninterest income. These decreases were partially offset by an increase of $13.6 million in net interest income to $219.4 million during the year ended December 31, 2022 compared to $205.8 million during the year ended December 31, 2021, primarily as a result of rising market interest rates and changes in the mix of total interest earning assets including an increase in higher yielding taxable securities.

The Company's efficiency ratio was 60.63% for the year ended December 31, 2022 compared to 62.09% for the same period in 2021.

Average Balances, Yields and Rates Paid

The following table provides relevant net interest income information for the periods indicated:

	Year Ended December 31,								
	2022			2021			2020		
	Average Balance[1]	Interest Earned/ Paid	Average Yield/ Rate	Average Balance[1]	Interest Earned/ Paid	Average Yield/ Rate	Average Balance[1]	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
Interest Earning Assets:									
Loans receivable, net [2][3]	$3,852,604	$174,275	4.52 %	$4,181,464	$189,832	4.54 %	$4,335,564	$192,417	4.44 %
Taxable securities	1,646,058	40,627	2.47	846,892	17,492	2.07	731,378	17,541	2.40
Nontaxable securities [3]	135,004	3,488	2.58	158,968	3,899	2.45	152,447	3,659	2.40
Interest earning deposits	913,374	9,067	0.99	1,193,724	1,608	0.13	315,847	703	0.22
Total interest earning assets	6,547,040	227,457	3.47 %	6,381,048	212,831	3.34 %	5,535,236	214,320	3.87 %
Noninterest earning assets	774,415			745,202			758,386		
Total assets	$7,321,455			$7,126,250			$6,293,622		
Interest Bearing Liabilities:									
Certificates of Deposit	$ 313,712	$ 1,407	0.45 %	$ 372,279	$ 1,811	0.49 %	$ 482,316	$ 5,675	1.18 %
Savings accounts	646,565	381	0.06	598,492	367	0.06	489,471	526	0.11
Interest bearing demand and money market accounts	3,036,031	4,984	0.16	2,862,504	3,982	0.14	2,491,477	6,064	0.24
Total interest bearing deposits	3,996,308	6,772	0.17	3,833,275	6,160	0.16	3,463,264	12,265	0.35
Junior subordinated debentures	21,322	1,156	5.42	21,025	742	3.53	20,730	890	4.29
Securities sold under agreement to repurchase	46,209	138	0.30	45,655	140	0.31	27,805	160	0.58
FHLB advances and other borrowings	137	6	4.38	—	—	—	1,466	8	0.55
Total interest bearing liabilities	4,063,976	8,072	0.20 %	3,899,955	7,042	0.18 %	3,513,265	13,323	0.38 %
Noninterest bearing demand deposits	2,326,178			2,269,921			1,847,387		
Other noninterest bearing liabilities	119,359			114,307			127,390		
Stockholders' equity	811,942			842,067			805,580		
Total liabilities and stock-holders' equity	$7,321,455			$7,126,250			$6,293,622		
Net interest income and spread		$219,385	3.27 %		$205,789	3.16 %		$200,997	3.49 %
Net interest margin			3.35 %			3.23 %			3.63 %

[1] Average balances are calculated using daily balances.
[2] Average loans receivable, net includes loans held for sale and loans classified as nonaccrual, which carry a zero yield. Interest earned on loans receivable, net includes the amortization of net deferred loan fees of $7.4 million, $28.4 million and $14.4 million for the years ended December 31, 2022, 2021, and 2020, respectively.
[3] Yields on tax-exempt loans and securities have not been stated on a tax-equivalent basis.

Net Interest Income and Margin Overview

One of the Company's key sources of earnings is net interest income. There are several factors that affect net interest income, including, but not limited to, the volume, pricing, mix and maturity of interest earning assets and interest bearing liabilities; the volume of noninterest earning assets, noninterest bearing demand deposits, other noninterest bearing liabilities and stockholders' equity; market interest rate fluctuations; and asset quality.

Market rates impact the results of the Company's net interest income, including the significant increases in the federal funds target rate by the Federal Reserve in response to inflation during 2022. The following table provides the federal funds target rate history and changes from each period since December 31, 2021:

Change Date	Rate (%)	Rate Change (%)
December 31, 2021	0.00% - 0.25%	N/A
March 17, 2022	0.25% - 0.50%	0.25 %
May 5, 2022	0.75% - 1.00%	0.50 %
June 16, 2022	1.50% - 1.75%	0.75 %
July 28, 2022	2.25% - 2.50%	0.75 %
September 22, 2022	3.00% - 3.25%	0.75 %
November 3, 2022	3.75% - 4.00%	0.75 %
December 15, 2022	4.25% - 4.50%	0.50 %

The following table provides the changes in net interest income for the periods indicated due to changes in average asset and liability balances (volume), changes in average rates (rate) and changes attributable to the combined effect of volume and interest rates allocated proportionately to the absolute value of changes due to volume and changes due to interest rates:

	2022 Compared to 2021 Increase (Decrease) Due to changes in			
	Volume	Yield/Rate	Total	% Change
	(Dollars in thousands)			
Interest Earning Assets:				
Loans receivable, net	$ (14,878)	$ (679)	$ (15,557)	(8.2)%
Taxable securities	19,174	3,961	23,135	132.3
Nontaxable securities	(611)	200	(411)	(10.5)
Interest earning deposits	(464)	7,923	7,459	463.9
Total interest income	$ 3,221	$ 11,405	$ 14,626	6.9 %
Interest Bearing Liabilities:				
Certificates of deposit	$ (270)	$ (134)	$ (404)	(22.3)%
Savings accounts	28	(14)	14	3.8
Interest bearing demand and money market accounts	252	750	1,002	25.2
Total interest bearing deposits	10	602	612	9.9
Junior subordinated debentures	11	403	414	55.8
Securities sold under agreement to repurchase	2	(4)	(2)	(1.4)
FHLB advances and other borrowings	6	—	6	100.0
Total interest expense	$ 29	$ 1,001	$ 1,030	14.6 %
Net interest income	$ 3,192	$ 10,404	$ 13,596	6.6 %

	2021 Compared to 2020 Increase (Decrease) Due to changes in			
	Volume	Yield/Rate	$	%
	(Dollars in thousands)			
Interest Earning Assets:				
Loans receivable, net	$ (6,934)	$ 4,349	$ (2,585)	(1.3)%
Taxable securities	2,566	(2,615)	(49)	(0.3)
Nontaxable securities	159	81	240	6.6
Interest earning deposits	1,278	(373)	905	128.7
Total interest income	$ (2,931)	$ 1,442	$ (1,489)	(0.7)%
Interest Bearing Liabilities:				
Certificates of deposit	$ (1,082)	$ (2,782)	$ (3,864)	(68.1)%
Savings accounts	100	(259)	(159)	(30.2)

	2021 Compared to 2020 Increase (Decrease) Due to changes in			
	Volume	Yield/Rate	$	%
	(Dollars in thousands)			
Interest bearing demand and money market accounts	803	(2,885)	(2,082)	(34.3)
Total interest bearing deposits	(179)	(5,926)	(6,105)	(49.8)
Junior subordinated debentures	12	(160)	(148)	(16.6)
Securities sold under agreement to repurchase	75	(95)	(20)	(12.5)
FHLB advances and other borrowings	(4)	(4)	(8)	(100.0)
Total interest expense	$ (96)	$ (6,185)	$ (6,281)	(47.1)%
Net interest income	$ (2,835)	$ 7,627	$ 4,792	2.4 %

Total interest income increased $14.6 million, or 6.9%, to $227.5 million for the year ended December 31, 2022 compared to $212.8 million for the year ended December 31, 2021. The increase in total interest income was primarily due to an increase in average balances of taxable securities and secondarily due to increased yields on interest earning assets, offset partially by a $15.6 million decrease in interest earned on loans receivable, net resulting from a decrease in deferred SBA PPP loan fees recognized. SBA PPP interest and fee income decreased $26.9 million, or 83.8%, to $5.2 million for the year ended December 31, 2022 compared to $32.1 million for the year ended December 31, 2021 due to a decline in the volume of forgiven SBA PPP loans.

The following table presents the loan yield and the impacts of SBA PPP loans and the incremental accretion on acquired loans on this financial measure for the periods presented below:

	Year Ended December 31,	
	2022	2021
Loan yield (GAAP)	4.52 %	4.54 %
Exclude impact from SBA PPP loans	(0.09)%	(0.20)%
Exclude impact from incremental accretion on acquired loans	(0.04)%	(0.07)%
Loan yield excluding SBA PPP loans and incremental accretion on acquired loans (non-GAAP)	4.39 %	4.27 %

[1] For additional information, see the "Reconciliations of Non-GAAP Measures."

The impact to loan yield from recoveries of interest and fees on loans classified as nonaccrual was three basis points during the year ended December 31, 2022 compared to seven basis points during the same period in 2021.

Total interest expense increased $1.0 million, or 14.6%, to $8.1 million for the year ended December 31, 2022 compared to $7.0 million for the year ended December 31, 2021 due primarily to an increase in average rates paid on deposit accounts as a result of upward market pressure and an increase in average rates paid on junior subordinated debentures as a result of rising market interest rates.

The net interest margin increased 12 basis points to 3.35% for the year ended December 31, 2022 compared to 3.23% for the year ended December 31, 2021. The increase in net interest margin was due primarily to increases in average yields on total interest earning assets as a result of increases in market interest rates and the change in the mix of total interest earning assets to higher yielding assets, including an increase in higher yielding taxable securities. This was partially offset by an increase in the average cost of interest bearing liabilities as a result of upward market pressure related to deposit rates.

Provision for Credit Losses Overview

The aggregate of the provision for credit losses on loans and the provision for credit losses on unfunded commitments is presented on the Consolidated Statements of Income as the "(Reversal of) provision for credit losses." The ACL on unfunded commitments is included on the Consolidated Statements of Financial Condition within "Accrued expenses and other liabilities."

The following table presents the reversal of provision for credit losses for the periods indicated:

	Year Ended December 31,		Change	
	2022	2021	$	%
	(Dollars in thousands)			
Reversal of provision for credit losses on loans	$ (563)	$ (27,298)	$ 26,735	(97.9)%
Reversal of provision for credit losses on unfunded commitments	(863)	(2,074)	1,211	(58.4)
Reversal of provision for credit losses	$ (1,426)	$ (29,372)	$ 27,946	(95.1)%

The reversal of provision for credit losses recognized during the year ended December 31, 2022 was due primarily to a $3.4 million reduction in the ACL on loans individually evaluated for losses offset partially by an increase related to the growth in balances of collectively evaluated loans.

The reversal of provision for credit losses recognized during the year ended December 31, 2021 was due substantially to continued improvements in the economic forecast at December 31, 2021 as compared to the forecast at December 31, 2020.

Noninterest Income Overview

The following table presents the change in the key components of noninterest income for the periods indicated:

| | Year Ended December 31, | | Change | |
| | 2022 | 2021 | $ | % |
	(Dollars in thousands)			
Service charges and other fees	$ 10,390	$ 9,207	$ 1,183	12.8 %
Card revenue	8,885	8,325	560	6.7
Gain (loss) on sale of investment securities, net	(256)	29	(285)	(982.8)
Gain on sale of loans, net	633	3,644	(3,011)	(82.6)
Interest rate swap fees	402	661	(259)	(39.2)
Bank owned life insurance income	3,747	2,520	1,227	48.7
Gain on sale of other assets, net	469	4,405	(3,936)	(89.4)
Other income	5,321	5,824	(503)	(8.6)
Total noninterest income	$ 29,591	$ 34,615	$ (5,024)	(14.5)%

Noninterest income decreased due primarily to lower gain on sale of other assets, net and lower gain on sale of loans, net. The decrease in the gain on sale of other assets, net, was due to a higher gain on sale of branches held for sale recognized during the year ended December 31, 2021 as a result of branch consolidations. The decrease in gain on sale of loans, net was due to a decline in origination and sales volumes as a result of the higher interest rate environment. These decreases were partially offset by an increase in bank owned life insurance income due to the recognition of a death benefit of $1.0 million during year ended December 31, 2022 as well as increases in service charges and other fees and card revenue reflecting increased customer transactions as businesses reopened in our market areas.

Noninterest Expense Overview

The following table presents changes in the key components of noninterest expense for the periods indicated:

| | Year Ended December 31, | | Change | |
| | 2022 | 2021 | $ | % |
	(Dollars in thousands)			
Compensation and employee benefits	$ 92,092	$ 88,765	$ 3,327	3.7 %
Occupancy and equipment	17,465	17,243	222	1.3
Data processing	16,800	16,533	267	1.6
Marketing	1,643	2,143	(500)	(23.3)
Professional services	2,497	3,846	(1,349)	(35.1)
State/municipal business and use tax	3,634	3,884	(250)	(6.4)
Federal deposit insurance premium	2,015	2,106	(91)	(4.3)
Amortization of intangible assets	2,750	3,111	(361)	(11.6)
Other expense	12,070	11,638	432	3.7
Total noninterest expense	$ 150,966	$ 149,269	$ 1,697	1.1 %

Noninterest expense increased due primarily to an increase in compensation and employee benefits as a result of an increase in the number of full-time equivalent employees including the addition of commercial and relationship banking teams in the second quarter of 2022 and an increase in salaries and wages due to upward market pressure. This increase was offset partially by a decrease in professional services, which were elevated during the year ended December 31, 2021 due to costs associated with our participation in the SBA PPP, as well as a decrease in marketing expenses due to less activity.

Income Tax Expense Overview

The following table presents the income tax expense and related metrics and the change for the periods indicated:

| | Year Ended December 31, | | Change | |
	2022	2021	$	%
	(Dollars in thousands)			
Income before income taxes	$ 99,436	$ 120,507	$ (21,071)	(17.5)%
Income tax expense	$ 17,561	$ 22,472	$ (4,911)	(21.9)%
Effective income tax rate	17.7 %	18.6 %	(0.9)%	(4.8)%

Income tax expense and the effective income tax rate both decreased due primarily to lower pre-tax income, which increased the impact of favorable permanent tax items such as tax-exempt investments, investments in bank owned life insurance and LIHTC.

Financial Condition Overview

The table below provides a comparison of the changes in the Company's financial condition for the periods indicated:

| | | | Change | |
	December 31, 2022	December 31, 2021	$	%
	(Dollars in thousands)			
Assets				
Cash and cash equivalents	$ 103,590	$ 1,723,292	$ (1,619,702)	(94.0)%
Investment securities available for sale, at fair value, net	1,331,443	894,335	437,108	48.9
Investment securities held to maturity, at amortized cost, net	766,396	383,393	383,003	99.9
Loans held for sale	—	1,476	(1,476)	(100.0)
Loans receivable, net	4,007,872	3,773,301	234,571	6.2
Premises and equipment, net	76,930	79,370	(2,440)	(3.1)
Federal Home Loan Bank stock, at cost	8,916	7,933	983	12.4
Bank owned life insurance	122,059	120,196	1,863	1.5
Accrued interest receivable	18,547	14,657	3,890	26.5
Prepaid expenses and other assets	296,181	183,543	112,638	61.4
Other intangible assets, net	7,227	9,977	(2,750)	(27.6)
Goodwill	240,939	240,939	—	—
Total assets	$ 6,980,100	$ 7,432,412	$ (452,312)	(6.1)%
Liabilities and Stockholders' Equity				
Deposits	$ 5,907,420	$ 6,394,290	$ (486,870)	(7.6)%
Deposits held for sale	17,420	—	17,420	100.0
Total Deposits	5,924,840	6,394,290	(469,450)	(7.3)
Junior subordinated debentures	21,473	21,180	293	1.4
Securities sold under agreement to repurchase	46,597	50,839	(4,242)	(8.3)
Accrued expenses and other liabilities	189,297	111,671	77,626	69.5
Total liabilities	6,182,207	6,577,980	(395,773)	(6.0)
Common stock	552,397	551,798	599	0.1
Retained earnings	345,346	293,238	52,108	17.8
Accumulated other comprehensive (loss) income, net	(99,850)	9,396	(109,246)	(1,162.7)
Total stockholders' equity	797,893	854,432	(56,539)	(6.6)
Total liabilities and stockholders' equity	$ 6,980,100	$ 7,432,412	$ (452,312)	(6.1)%

Total assets decreased due primarily to a decrease in cash and cash equivalents reflecting deployment of excess liquidity into purchases of higher yielding investment securities and loans. Total liabilities and stockholders' equity decreased due primarily to a decrease in deposits as well as a decrease in AOCI following an increase in market interest rates during the year ended December 31, 2022, which negatively impacted the fair value of our investment securities available for sale portfolio at December 31, 2022. The changes are discussed in more detail in the sections below.

Investment Activities Overview

Our investment policy is established by the Company's Board of Directors and monitored by the Risk Committee of the Board of Directors. It is designed primarily to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complements the Bank's lending activities. The policy permits investment in various types of liquid assets permissible under applicable regulations. Investment in non-investment grade bonds and stripped mortgage-backed securities is not permitted under the policy.

The following table provides information regarding our investment securities at the dates indicated:

| | December 31, 2022 | | December 31, 2021 | | Change | |
	Balance	% of Total	Balance	% of Total	$	%
	(Dollars in thousands)					
Investment securities available for sale, at fair value:						
U.S. government and agency securities	$ 63,859	3.0 %	$ 21,373	1.7 %	$ 42,486	198.8 %
Municipal securities	153,026	7.3 %	221,212	17.3 %	(68,186)	(30.8)
Residential CMO and MBS	424,386	20.2 %	306,884	24.0 %	117,502	38.3
Commercial CMO and MBS	664,421	31.8 %	315,861	24.7 %	348,560	110.4
Corporate obligations	3,834	0.2 %	2,014	0.2 %	1,820	90.4
Other asset-backed securities	21,917	1.0 %	26,991	2.1 %	(5,074)	(18.8)
Total	$ 1,331,443	63.5 %	$ 894,335	70.0 %	$ 437,108	48.9 %
Investment securities held to maturity, at amortized cost:						
U.S. government and agency securities	$ 150,936	7.2 %	$ 141,011	11.0 %	$ 9,925	7.0 %
Residential CMO and MBS	290,318	13.8 %	24,529	1.9	265,789	1,083.6
Commercial CMO and MBS	325,142	15.5 %	217,853	17.1	107,289	49.2
Total	$ 766,396	36.5 %	$ 383,393	30.0 %	$ 383,003	99.9
Total investment securities	$ 2,097,839	100.0 %	$ 1,277,728	100.0 %	$ 820,111	64.2 %

Total investment securities increased due primarily to purchases to deploy excess liquidity into higher yielding, longer duration assets. Purchases of investment securities available for sale were offset partially by a $139.1 million decrease in the fair value of these investment securities as a result of an increase in market interest rates resulting in an unrealized loss at December 31, 2022 of $128.6 million compared to an unrealized gain at December 31, 2021 of $10.5 million.

The following table provides the weighted average yield at December 31, 2022 calculated based upon the fair values of our investment securities available for sale and held to maturity and excluding any income tax benefits of tax-exempt bonds:

| | In one year or less | | After one year through five years | | After five years through ten years | | After ten years | | Total | |
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
	(Dollars in thousands)									
Investment securities available for sale:										
U.S. government and agency securities	$ 26,989	2.24 %	$ 24,739	1.21 %	$ 5,910	2.67 %	$ 6,221	2.32 %	$ 63,859	1.89 %
Municipal securities	2,735	3.11	15,038	3.20	45,807	3.32	89,446	2.72	153,026	2.93
Residential CMO and MBS	138	2.05	8,786	2.41	53,168	2.86	362,294	2.52	424,386	2.56
Commercial CMO and MBS	5,000	—	393,651	3.27	253,184	2.46	12,586	2.65	664,421	2.93
Corporate obligations	—	—	—	—	3,834	5.00	—	—	3,834	5.00
Other asset-backed securities	—	—	3,054	2.56	—	—	18,863	5.79	21,917	5.34
Total	$ 34,862	1.98 %	$ 445,268	3.14 %	$ 361,903	2.64 %	$ 489,410	2.69 %	$ 1,331,443	2.81 %

	In one year or less		After one year through five years		After five years through ten years		After ten years		Total	
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
					(Dollars in thousands)					
Investment securities held to maturity:										
U.S. government and agency securities	$ —	— %	$ —	— %	$ 67,817	2.08 %	$ 49,534	1.81 %	$ 117,351	1.97 %
Residential CMO and MBS	—	—	—	—	48,701	3.31	224,177	4.03	272,878	3.90
Commercial CMO and MBS	—	—	4,568	2.02	259,561	2.29	19,076	3.05	283,205	2.43
Total	$ —	— %	$ 4,568	2.02 %	$ 376,079	2.45 %	$ 292,787	3.59 %	$ 673,434	2.95 %

Loan Portfolio Overview

Changes by loan type

The Bank originates a wide variety of loans with a focus on commercial business loans. In addition to originating loans, the Bank may also acquire loans through pool purchases, participation purchases and syndicated loan purchases. The following table provides information about our loan portfolio by type of loan at the dates indicated:

	December 31, 2022		December 31, 2021		Change	
	Amortized Cost	% of Loans Receivable	Amortized Cost	% of Loans Receivable	$	%
			(Dollars in thousands)			
Commercial business:						
Commercial and industrial	$ 692,100	17.1 %	$ 621,567	16.3 %	$ 70,533	11.3 %
SBA PPP	1,468	—	145,840	3.8	(144,372)	(99.0)
Owner-occupied CRE	937,040	23.1	931,150	24.4	5,890	0.6
Non-owner occupied CRE	1,586,632	39.2	1,493,099	39.2	93,533	6.3
Total commercial business	3,217,240	79.4	3,191,656	83.7	25,584	0.8
Residential real estate	343,631	8.5	164,582	4.3	179,049	108.8
Real estate construction and land development:						
Residential	80,074	2.0	85,547	2.2	(5,473)	(6.4)
Commercial and multifamily	214,038	5.3	141,336	3.7	72,702	51.4
Total real estate construction and land development	294,112	7.3	226,883	5.9	67,229	29.6
Consumer	195,875	4.8	232,541	6.1	(36,666)	(15.8)
Total	$ 4,050,858	100.0 %	$ 3,815,662	100.0 %	$ 235,196	6.2 %

Loans receivable increased due primarily to higher loan demand as well as increased utilization of commercial and industrial lines of credit and a decline in loan prepayments. The increase in residential real estate loans included $139.0 million of purchased residential real estate loans. This increase was offset partially by repayments of SBA PPP loans and a decrease in consumer loans due primarily to repayments of $54.4 million in indirect loans as the Bank ceased indirect auto loan originations in 2020.

Composition of loans receivable by contractual maturity and interest type

The following table presents the amortized cost of the loan portfolio by segment and contractual maturity at December 31, 2022:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
			(In thousands)		
Commercial business:					
Commercial and industrial	$ 143,690	$ 265,621	$ 273,033	$ 9,756	$ 692,100
SBA PPP	—	1,468	—	—	1,468
Owner-occupied CRE	34,181	188,922	650,447	63,490	937,040

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
			(In thousands)		
Non-owner occupied CRE	57,977	454,566	1,041,298	32,791	1,586,632
Total commercial business	235,848	910,577	1,964,778	106,037	3,217,240
Residential real estate	15	173	64,626	278,817	343,631
Real estate construction and land development:					
Residential	56,602	10,177	—	13,295	80,074
Commercial and multifamily	32,397	74,065	62,554	45,022	214,038
Total real estate construction and land development	88,999	84,242	62,554	58,317	294,112
Consumer	10,558	63,770	8,979	112,568	195,875
Total	$ 335,420	$ 1,058,762	$ 2,100,937	$ 555,739	$ 4,050,858

The following table presents the amortized cost of the loan portfolio by segment and interest rate type that are due after one year at December 31, 2022:

	Have predetermined interest rates[1]	Have floating or adjustable interest rates[1]	Total
		(In thousands)	
Commercial business:			
Commercial and industrial	$ 329,262	$ 219,148	$ 548,410
SBA PPP	1,468	—	1,468
Owner-occupied CRE	491,408	411,451	902,859
Non-owner occupied CRE	722,303	806,352	1,528,655
Total commercial business	1,544,441	1,436,951	2,981,392
Residential real estate	299,155	44,461	343,616
Real estate construction and land development:			
Residential	20,463	3,009	23,472
Commercial and multifamily	118,248	63,393	181,641
Total real estate construction and land development	138,711	66,402	205,113
Consumer	66,988	118,329	185,317
Total	$ 2,049,295	$ 1,666,143	$ 3,715,438

[1] Includes $2.5 million of real estate construction and land development loans with predetermined interest rates and $284.9 million of commercial business loans with floating or adjustable interest rates in which the Bank entered into non-hedge interest rate swap contracts with the borrower and a third-party. Under these derivative contract arrangements, the Bank effectively earns a variable rate of interest based on the one-month LIBOR plus a margin, except for interest rate swap contracts on construction loans that earn fixed rates until the end of the construction period and the variable rate swap becomes effective.

As of December 31, 2022, there were $389.0 million of loans in our portfolio tied to LIBOR. To mitigate the uncertainty surrounding the LIBOR transition, the Bank has been utilizing specific contract language in new loan agreements beginning in 2021 that provides for changes in the index used to calculate the loan's interest rate. Additionally, effective January 25, 2021, the Bank agreed to adhere to the Interbank Offered Rate Fallbacks Protocol as published by the International Swaps and Derivatives Association, Inc recommended by the Alternative Reference Rates Committee.

Nonaccrual loans, accruing loans past due 90 days or more performing TDR loans and nonperforming assets

The following table provides information about our nonaccrual loans, accruing loans past due 90 days or more, performing TDR loans and nonperforming assets for the dates indicated:

	December 31, 2022	December 31, 2021	Change $	%
		(Dollars in thousands)		
Nonaccrual loans: [1]				
Commercial business	$ 5,869	$ 23,107	$ (17,238)	(74.6)%

	December 31, 2022	December 31, 2021	Change $	%
Residential real estate	—	47	(47)	(100.0)
Real estate construction and land development	37	571	(534)	(93.5)
Consumer	—	29	(29)	(100.0)
Total nonaccrual loans	5,906	23,754	(17,848)	(75.1)
Other real estate owned	—	—	—	n/a
Total nonperforming assets	$ 5,906	$ 23,754	$ (17,848)	(75.1)%
Accruing loans past due 90 days or more	$ 1,615	$ 293	$ 1,322	451.2 %
Credit quality ratios:				
Nonaccrual loans to loans receivable	0.15 %	0.62 %	(0.47)%	(75.8)%
Nonaccrual loans to total assets	0.08	0.32	(0.24)	(75.0)
Performing TDR loans: [1]				
Commercial business	$ 43,395	$ 57,142	$ (13,747)	(24.1)%
Residential real estate	172	358	(186)	(52.0)
Real estate construction and land development	6,137	450	5,687	1,263.8
Consumer	737	1,160	(423)	(36.5)
Total performing TDR loans	$ 50,441	$ 59,110	$ (8,669)	(14.7)%

[1] At December 31, 2022 and December 31, 2021, $1.5 million, and $1.4 million of nonaccrual loans, respectively, and $2.0 million and $1.6 million of performing TDR loans, respectively, were guaranteed by government agencies.

The following table provides the changes in nonaccrual loans during the periods indicated:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Change $	%
	(In thousands)			
Balance, beginning of period	$ 23,754	$ 58,092	$ (34,338)	(59.1)%
Additions to nonaccrual loan classification	1,325	1,495	(170)	(11.4)
Net principal payments and transfers to accruing status	(14,612)	(14,786)	174	(1.2)
Payoffs	(4,390)	(19,857)	15,467	(77.9)
Charge-offs	(171)	(1,190)	1,019	(85.6)
Balance, end of period	$ 5,906	$ 23,754	$ (17,848)	(75.1)%

Nonaccrual loans decreased $17.8 million, or 75.1%, to $5.9 million due primarily to ongoing collection efforts, including the partial payoff of two large commercial and industrial loan relationships totaling $1.9 million and the transfer of six commercial business loan relationships totaling $10.2 million back to accrual status. The Bank also sold a pool of 14 nonaccrual loans totaling $1.0 million during the year ended December 31, 2022.

Allowance for Credit Losses on Loans Overview

The following table provides information regarding changes in our ACL on loans for the years indicated:

	At or For the Years Ended December 31, 2022	At or For the Years Ended December 31, 2021	Change	% Change
	(Dollars in thousands)			
ACL on loans at the beginning of the period	$ 42,361	$ 70,185	$ (27,824)	(39.6)%
Charge-offs:				
Commercial business	(316)	(1,276)	960	(75.2)

	At or For the Years Ended December 31,			
	2022	**2021**	**Change**	**% Change**
	(Dollars in thousands)			
Residential real estate	(30)	—	(30)	100.0
Real estate construction and land development	—	(1)	1	(100.0)
Consumer	(547)	(669)	122	(18.2)
Total charge-offs	(893)	(1,946)	1,053	(54.1)
Recoveries:				
Commercial business	929	816	113	13.8
Residential real estate	3	—	3	100.0
Real estate construction and land development	384	32	352	1100.0
Consumer	765	572	193	33.7
Total recoveries	2,081	1,420	661	46.5
Net recoveries (charge-offs)	1,188	(526)	1,714	(325.9)
(Reversal of) provision for credit losses on loans	(563)	(27,298)	26,735	(97.9)
ACL on loans at the end of period	$ 42,986	$ 42,361	$ 625	1.5 %
Credit quality ratios:				
ACL on loans to loans receivable	1.06 %	1.11 %	(0.05)%	(4.5)%
ACL on loans to loans receivable, excluding SBA PPP loans [1]	1.06	1.15	(0.09)	(7.8)
ACL on loans to nonaccrual loans	727.84	178.33	549.51	308.1
ACL on loans to nonperforming assets	727.84 %	178.33 %	549.51 %	308.1 %
Average balances outstanding during the period: [2]				
Commercial business	$ 3,188,238	$ 3,540,728	$ (352,490)	(10.0)%
Residential real estate	250,780	123,875	126,905	102.4
Real estate construction and land development	242,528	301,532	(59,004)	(19.6)
Consumer	212,306	271,834	(59,528)	(21.9)
Total	$ 3,893,852	$ 4,237,969	$ (344,117)	(8.1)%
Net (recoveries) charge-offs during the period to average balances outstanding during the period:				
Commercial business	(0.02)%	0.01 %	(0.03)%	(300)%
Residential real estate	0.01	—	0.01	0.01
Real estate construction and land development	(0.16)	(0.01)	(0.15)	1500
Consumer	(0.10)	0.04	(0.14)	(350)
Total	(0.03)%	0.01 %	(0.04)%	(400)%

[1] The ACL on loans does not include a reserve for SBA PPP loans as these loans are fully guaranteed by the SBA. See "Reconciliations of Non-GAAP Measures" section below.

[2] Average balances exclude the ACL on loans and loans held for sale, but include loans classified as nonaccrual.

The ACL on loans increased due primarily to net recoveries offset partially by a reversal of provision for credit losses. The reversal of provision for credit losses of $563,000 was due primarily to a reduction of loans individually evaluated for losses and as a result, their related ACL of $3.4 million, offset by an increase in ACL on loans collectively evaluated due to loan growth. There were also improvements in the economic forecast used in the CECL model at December 31, 2022 as compared to the economic forecast at December 31, 2021. The economic forecast at December 31, 2022 considered the potential impact of inflation and potential recession; however, the December 31, 2021 considered a more significant impact as a result of COVID-19 and related variants.

The following table presents the ACL on loans by loan portfolio segment at the indicated dates:

	December 31, 2022		December 31, 2021		Change	
	ACL on loans	Percent of Total [1]	ACL on loans	Percent of Total [1]	$	%
	(Dollars in thousands)					
Commercial business	$ 30,718	79.4 %	$ 33,049	83.7 %	$ (2,331)	(7.1)%
Residential real estate	2,872	8.5	1,409	4.3	1,463	103.8
Real estate construction and land development	7,063	7.3	5,276	5.9	1,787	33.9
Consumer	2,333	4.8	2,627	6.1	(294)	(11.2)
Total ACL on loans	$ 42,986	100.0 %	$ 42,361	100.0 %	$ 625	1.5 %

[1] Represents the percent of loans receivable by loan category to loans receivable.

Deposits Overview

The following table summarizes the Company's deposits at the dates indicated:

	December 31, 2022		December 31, 2021		Change	
	Balance [1]	Percent of Total	Balance	Percent of Total	$	%
	(Dollars in thousands)					
Noninterest demand deposits	$ 2,099,464	35.5 %	$ 2,343,909	36.7 %	$ (244,445)	(10.4)%
Interest bearing demand deposits	1,830,727	30.9	1,946,605	30.4	(115,878)	(6.0)
Money market accounts	1,063,243	17.9	1,120,174	17.5	(56,931)	(5.1)
Savings accounts	623,833	10.5	640,763	10.0	(16,930)	(2.6)
Total non-maturity deposits	5,617,267	94.8	6,051,451	94.6	(434,184)	(7.2)
Certificates of deposit	307,573	5.2	342,839	5.4	(35,266)	(10.3)
Total deposits	$ 5,924,840	100.0 %	$ 6,394,290	100.0 %	$ (469,450)	(7.3)%

[1] Deposit balances includes deposits held for sale at December 31, 2022.

Total deposits decreased due primarily to competitive pricing pressures and customers moving excess funds to alternative higher yielding investments, utilization of funds received through the SBA PPP and investment in property and equipment by commercial deposit customers. A portion of these balances were transferred to assets under management by the Bank's Wealth Management department.

The Bank entered into a purchase and sale agreement with a third party to sell and transfer assets, deposits and other liabilities of its branch in Ellensburg during the three months ended September 30, 2022. As a result of entering into this purchase and sale agreement, $17.4 million in deposits are classified as held for sale. The lower of amortized cost or fair value adjustment upon transferring these deposits to held for sale was not material. The sale is expected to be completed during the second quarter of 2023; however, the completion of this sale depends on many factors including regulatory approval.

Total deposits include uninsured deposits of $2.37 billion and $2.68 billion at December 31, 2022 and 2021, respectively, calculated in accordance with FDIC guidelines. The Bank does not hold any foreign deposits.

The following table provides the uninsured portion of certificates of deposit at December 31, 2022, by account, with a maturity of:

	(In thousands)
Three months or less	$ 15,250
Over three months through six months	13,999
Over six months through twelve months	26,855
Over twelve months	6,358
Total	$ 62,462

Stockholders' Equity Overview

The Company's stockholders' equity to assets ratio was 11.4% and 11.5% at December 31, 2022 and December 31, 2021. The following table provides the changes to stockholders' equity during the periods indicated:

	Year Ended December 31,		Change	
	2022	2021	$	%
	(In thousands)			
Balance, beginning of period	$ 854,432	$ 820,439	$ 33,993	4.1 %
Net income	81,875	98,035	(16,160)	(16.5)
Dividends declared	(29,767)	(29,197)	(570)	2.0
Other comprehensive loss, net of tax	(109,246)	(15,622)	(93,624)	599.3
Common stock repurchased	(3,196)	(22,889)	19,693	(86.0)
Stock-based compensation expense	3,795	3,666	129	3.5
Balance, end of period	$ 797,893	$ 854,432	$ (56,539)	(6.6)%

Stockholder's equity decreased due primarily to a decrease in AOCI as a result of an increase in other comprehensive loss, net of tax, following increases in market interest rates during the year ended December 31, 2022, which negatively impacted the fair value of our investment securities available for sale. AOCI has no effect on our regulatory capital ratios as the Company opted to exclude it from our common equity tier 1 capital. Cash dividends and stock repurchases also contributed to the decrease in stockholders' equity, partly offset by net income earned during the year ended December 31, 2022.

The Company repurchased 100,090 and 904,972 shares of its common stock under the Company's stock repurchase plan during the years ended December 31, 2022 and December 31, 2021, respectively.

Liquidity and Capital Resources

The following table provides the material cash requirements and capital resources from known contractual and other obligations and sources as of December 31, 2022:

	One Year or Less	Over One Year	Other [1]	Total
	(Dollars in thousands)			
Cash requirements:				
Unfunded commitments - loans and letters of credits	$ 1,280,349	$ —	$ —	$ 1,280,349
Maturing certificates of deposit	270,575	36,998	—	307,573
Unfunded commitment of LIHTCs	30,429	75,769	—	106,198
Operating leases	4,744	21,750	—	26,494
Junior subordinated debentures	—	25,000	—	25,000
Non-maturity deposits	—	—	5,617,267	5,617,267
Securities sold under agreement to repurchase	—	—	46,597	46,597
Total cash requirements	$ 1,586,097	$ 159,517	$ 5,663,864	$ 7,409,478
Capital resources:				
Unrestricted cash and cash equivalents	$ 103,590	$ —	$ —	$ 103,590
FHLB and FRB borrowing availability [2]	1,273,061	—	—	1,273,061
Unencumbered investment securities available for sale	34,862	1,289,085	—	1,323,947
Loans receivable scheduled repayments, by contractual maturity date	335,420	3,715,438	—	4,050,858
Fed funds line borrowing availability	215,000	—	—	215,000
Investment securities held to maturity, by contractual maturity date	—	673,434	—	673,434
Total capital resources	$ 1,961,933	$ 5,677,957	$ —	$ 7,639,890

[1] Represents the undefined maturity of non-maturity deposits, including noninterest bearing demand deposits, interest bearing demand deposits, money market accounts and savings accounts, and securities sold under agreement to repurchase, which can generally both be withdrawn on demand.

[2] Includes FHLB borrowing availability of $1.23 billion at December 31, 2022 based on pledged assets, however, maximum credit capacity is 45% of the Bank's total assets one quarter in arrears or $3.14 billion.

We maintain sufficient cash and cash equivalents and investment securities to meet short-term liquidity needs and actively monitor our long-term liquidity position to ensure the availability of capital resources for contractual obligations, strategic loan growth objectives and to fund operations. Our funding strategy has been to acquire non-maturity deposits from our retail accounts, acquire noninterest bearing demand deposits from our commercial customers and use our borrowing availability to fund growth in assets. We may also acquire brokered deposits when the cost of funds is advantageous to other funding sources. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds (such as deposit inflows at less than projected levels). Borrowings may also be used on a longer-term basis to support expanded lending activities and match the maturity of repricing intervals of assets. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and loan prepayments are greatly influenced by the level of interest rates, economic conditions and competition so we adhere to internal management targets assigned to the loan to deposit ratio, liquidity ratio, net short-term non-core funding ratio and non-core liabilities to total assets ratio to ensure an appropriate liquidity position.

The Company pays dividends to our shareholders and the primary source of the Company's liquidity is cash obtained from dividends from the Bank. We expect to continue our current practice of paying quarterly cash dividends on our common stock subject to our Board of Directors' discretion to modify or terminate this practice at any time and for any reason without prior notice. Our current quarterly common stock dividend rate is $0.22 per share, as approved by our Board of Directors, which we believe is a dividend rate per share which enables us to balance our multiple objectives of managing and investing in the Bank and returning a substantial portion of our cash to our shareholders. Assuming continued payment during 2023 at this rate of $0.22 per share, our average total dividend paid each quarter would be approximately $7.7 million based on the number of our current outstanding shares (which assumes no increases or decreases in the number of shares).

Management believes the capital sources are adequate to meet all reasonably foreseeable short-term and intermediate-term cash requirements.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. The Company considers its critical accounting estimates to be as follows:

ACL on Loans

Management's estimate of the ACL on loans relies on the identification, stratification and separate estimates of loss for loans individually evaluated for loss and loans collectively evaluated for loss. The estimate of loss for loans collectively evaluated for loss particularly involves a significant level of estimation uncertainty due to its complexity and quantity of inputs including: management's determination of baseline loss rate multipliers based on a third-party forecast of economic conditions, an estimate of the reasonable and supportable forecast period, an estimate of the baseline loss rate lookback period, an estimate of the reversion period from the reasonable and supportable forecast period to the baseline loss rate, and an estimate of the prepayment rate and related lookback period. Additionally, management considers other qualitative risk factors to further adjust the estimated ACL on loans through a qualitative allowance.

Management's estimates for these inputs are based on past events and current conditions, are inherently subjective, and are susceptible to significant revision as more information becomes available. While management utilizes its best judgment and information available to recognize credit losses on loans, future additions to the allowance may be necessary based on declines in local and national economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's ACL on loans. Such agencies may require the Bank to make adjustments to the allowance based on their judgments about information available to them at the time of their examinations. Unanticipated changes in any of these inputs could have a significant impact on our financial condition and results of operations.

For additional information regarding the ACL on loans, its relation to the provision for credit losses, its risk related to asset quality and lending activity, see Item 1A. Risk Factors—Our ACL on loans may prove to be insufficient to absorb losses in our loan portfolio as well as Note (1) Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements and Note (4) Allowance for Credit Losses on Loans of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data.

ACL on Unfunded Commitments

The allowance methodology for unfunded commitments is similar to the ACL on loans, but additionally includes considerations of the current utilization of the commitment, an estimate of the future utilization, an estimate of utilization of construction loans prior to completion and an estimate of construction loan advance rates as determined appropriate by historical commitment utilization and the Bank's estimates of future utilization given current economic forecasts. Unanticipated changes in loss rates estimated in the ACL on loans, as utilized in the methodology for the ACL on unfunded commitments, or the expected utilization of unfunded commitments could have a significant impact on our financial condition and results of operations.

For additional information regarding the ACL on unfunded commitments, see Note (1) Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements and Note (20) Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data.

Goodwill

The Company performed its annual goodwill impairment test during the fourth quarter of 2022 and determined, based on a qualitative assessment utilizing the Company's market capitalization, that it is more likely than not that the fair value of the reporting unit exceeded the carrying value, such that the Company's goodwill was not considered impaired for the year ended December 31, 2022. Changes in the economic environment, operations of the reporting unit or other adverse events, could result in future impairment charges which could have a material adverse impact on the Company's operating results.

For additional information regarding goodwill, see Note (1) Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements and Note (7) Goodwill and Other Intangible Assets of the Notes to Consolidated Financial Statements included in Item 8. Financial Statements And Supplementary Data.

Reconciliations of Non-GAAP Measures

This Form 10-K contains certain financial measures not presented in accordance with GAAP in addition to financial measures presented in accordance with GAAP. The Company has presented these non-GAAP financial measures in this Form 10-K because it believes they provide useful and comparative information to assess trends in the Company's performance and asset quality and to facilitate comparison of its performance with the performance of its peers. These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for financial measures presented in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of the GAAP and non-GAAP financial measures are presented below.

The Company believes presenting loan yield excluding the effect of discount accretion on acquired loans is useful in assessing the impact of acquisition accounting on loan yield as the effect of loan discount accretion is expected to decrease as the acquired loans mature or roll off its balance sheet. Incremental accretion on acquired loans represents the amount of interest income recorded on acquired loans in excess of the contractual stated interest rate in the individual loan notes due to incremental accretion of purchased discount or premium. Purchased discount or premium is the difference between the contractual loan balance and the fair value of acquired loans at the acquisition date, or as modified by the adoption of ASU 2016-13. The purchased discount is accreted into income over the remaining life of the loan. The impact of incremental accretion on loan yield will change during any period based on the volume of prepayments, but it is expected to decrease over time as the balance of the acquired loans decreases. Similarly, presenting loan yield excluding the effect of SBA PPP loans is useful in assessing the impact of these special program loans that have substantially decreased within a short time frame.

	Year Ended December 31,	
	2022	**2021**
Loan yield, excluding SBA PPP Loans and Incremental Accretion on Acquired Loans, annualized:		
Interest and fees on loans (GAAP)	$ 174,275	$ 189,832
Exclude interest and fees on SBA PPP loans	(5,215)	(32,109)
Exclude incremental accretion on acquired loans	(1,436)	(2,638)
Adjusted interest and fees on loans (non-GAAP)	$ 167,624	$ 155,085
Average loans receivable, net (GAAP)	$ 3,852,604	$ 4,181,464
Exclude average SBA PPP loans	(37,533)	(549,422)
Adjusted average loans receivable, net (non-GAAP)	$ 3,815,071	$ 3,632,042
Loan yield, annualized (GAAP)	4.52 %	4.54 %
Loan yield, excluding SBA PPP loans and incremental accretion on acquired loans, annualized (non-GAAP)	4.39 %	4.27 %

The Company considers presenting the ratio of ACL on loans to loans receivable, excluding SBA PPP loans, to be a useful measurement in evaluating the adequacy of the Company's ACL on loans as the balance of SBA PPP loans was significant to the loan portfolio during the year ended December 31, 2021, and since SBA PPP loans are guaranteed by the SBA, the Company has not provided an ACL on loans for SBA PPP loans.

		December 31, 2022		December 31, 2021
		(Dollars in thousands)		
ACL on Loans to Loans Receivable, excluding SBA PPP Loans:				
Allowance for credit losses on loans (GAAP)	$	42,986	$	42,361
Loans receivable (GAAP)	$	4,050,858	$	3,815,662
Exclude SBA PPP loans		(1,468)		(145,840)
Loans receivable, excluding SBA PPP (non-GAAP)	$	4,049,390	$	3,669,822
ACL on loans to loans receivable (GAAP)		1.06 %		1.11 %
ACL on loans to loans receivable, excluding SBA PPP loans (non-GAAP)		1.06 %		1.15 %

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through our exposure to market interest rates, equity prices and credit spreads. Our primary market risk is interest rate risk, which is the risk of loss of net interest income or net interest margin resulting from changes in market interest rates. Interest rate risk results primarily from the traditional banking activities in which the Bank engages, such as gathering deposits and extending loans. Many factors, including economic and financial conditions, movements in interest rates and consumer preferences, affect the difference between the interest earned on our assets and the interest paid on our liabilities. Management regularly reviews our exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest bearing liabilities, interest rate spreads and repricing periods. The risk committee of the Board of Directors oversees market risk management, including the monitoring of risk measures and limits and policy guidelines, for the amount of interest rate risk and its effect on net interest income and capital.

ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, ended publication of the one-week and two-month USD LIBOR tenors on December 31, 2021 and the remaining USD LIBOR tenors will end publication in June 2023. The market transition away from LIBOR to an alternative reference rates is complex and could have a range of adverse effects on our business, consolidated financial condition and consolidated results of operations. To mitigate the uncertainty surrounding the LIBOR transition, the Bank has been utilizing specific contract language in new loan agreements beginning in 2021 that provides for changes in the index used to calculate the loan's interest rate. Additionally, effective January 25, 2021, the Bank agreed to adhere to the Interbank Offered Rate Fallbacks Protocol as published by the International Swaps and Derivatives Association, Inc recommended by the Alternative Reference Rates Committee. For more information, see the risk factor "We will be required to transition from the use of the LIBOR in the future" in Item 1A. Risk Factors--Other Risks Related to Operational Matters.

Neither we, nor the Bank, maintain a trading account for any class of financial instrument, nor do we, or the Bank, engage in hedging activities or purchase high risk derivative instruments. Moreover, neither we, nor the Bank, are subject to foreign currency exchange rate risk or commodity price risk.

Net interest income simulation

An income simulation model is the primary tool we use to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Modeling the sensitivity of net interest income is highly dependent on numerous assumptions incorporated into the modeling process. Key assumptions in the model include prepayment speeds on loans and investment securities, repricing betas on non-maturity deposits, and pricing on investment securities, loans, and borrowings. In order to measure the interest rate risk sensitivity as of December 31, 2022, this simulation model uses a "no balance sheet growth" assumption and assumes an instantaneous and sustained uniform change in market interest rates at all maturities. These assumptions are inherently uncertain and, as a result, the net interest income projections should be viewed as an estimate of the net interest income sensitivity at the time of the analysis. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the simulation model, the following table presents the change in our net interest income as a result of parallel rate shock scenarios for the presented periods after the dates shown:

	December 31, 2022		December 31, 2021	
	Amount	% Change in Net Interest Income	Amount	% Change in Net Interest Income
	(Dollars in thousands)			
Modeled increase in market interest rates of 100 basis points				
Increase in net interest income in Year 1	$ 5,113	2.0 %	$ 21,554	11.8 %
Increase in net interest income in Year 2	11,147	4.1	28,307	15.9
Modeled increase in market interest rates of 200 basis points				
Increase in net interest income in Year 1	8,181	3.2	40,762	22.4
Increase in net interest income in Year 2	19,889	7.3	53,779	30.1
Modeled decrease in market interest rates of 100 basis points				
Decrease in net interest income in Year 1	(5,433)	(2.1)	(6,445)	(3.5)
Decrease in net interest income in Year 2	(10,534)	(3.9)	$ (18,261)	(10.2)%
Modeled decrease in market interest rates of 200 basis points				
Decrease in net interest income in Year 1	(16,840)	(6.6)	N/A[1]	N/A[1]
Decrease in net interest income in Year 2	$ (29,942)	(11.0)%	N/A[1]	N/A[1]

[1] Given the overall level of market interest rates at December 31, 2021, the "Down 200" results did not provide meaningful output and therefore were excluded.

These scenarios are based on market interest rates as of the last day of a reporting period published by independent sources that are actively traded in the open market. The simulations used to manage market risk are based on numerous assumptions regarding the effect of changes in interest rates on the timing and extent of reprice characteristics, future cash flows and customer behavior. These assumptions are inherently uncertain and actual results will differ, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower net interest income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Heritage Financial Corporation

Olympia, Washington

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statements of Financial Condition of Heritage Financial Corporation and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related Consolidated Statements of Income, Comprehensive (Loss) Income, Stockholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures

that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans – Qualitative Allowance

As described in Note 1, "Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements" and Note 4, "Allowance for Credit Losses ("ACL") on Loans" to the consolidated financial statements, the Company's consolidated allowance for credit losses on loans was $43.0 million at December 31, 2022 and reversal of provision for credit losses on loans was $563,000 for the year then ended. The ACL on loans evaluation is inherently subjective, as it utilizes estimates that require a high degree of judgment relating to risk characteristics of loan segments, macroeconomic variables used in forecasting, and other qualitative risk factors. Changes in these judgments and estimates could have a material effect on the Company's financial results.

The Company primarily uses a historic loss, open pool credit loss methodology to calculate the ACL on loans, which the Company has applied to identified loan segments with similar risk characteristics. The allowance for collectively evaluated loans is comprised of the baseline loss allowance, the macroeconomic allowance, and the qualitative allowance. The baseline loss allowance begins with the baseline loss rates calculated using average quarterly historical loss information for an economic cycle. The baseline loss rates are applied to each loan's estimated cash flows over the life of the loan under the remaining life method to determine the baseline loss estimate for each loan. The macroeconomic methodology incorporates a macroeconomic sensitive model which calculates multipliers for each loan segment to account for the current and forecasted conditions that adjust the baseline historical loss rates over a reasonable and supportable forecast period. Management also considers other qualitative risk factors to further adjust the estimated ACL on loans through a qualitative allowance. These adjustments are subjectively selected by management and are based on established metrics to estimate risk.

The subjective nature of the qualitative risk factor adjustments requires significant judgment by management both in the selection of qualitative factors to apply, if any, and the magnitude of the adjustment once selected. The audit procedures over the qualitative allowance utilized in management's methodology involved especially challenging and subjective auditor judgment, including the use of more experienced audit personnel. Therefore, we identified auditing the ACL qualitative allowance as a critical audit matter.

Our audit procedures to address this critical audit matter primarily included the following:

- Tested the operating effectiveness of controls over application of the macroeconomic sensitive model and related factors including:
  ◦ The Company's ACL committee's review and approval of the qualitative risk factor adjustments used to derive the qualitative allowance for the ACL on loans, and the relevance and reliability of the data used therein.
  ◦ Management's controls over the completeness and accuracy of the data utilized in the qualitative allowance for the ACL on loans.
- Substantively tested management's application of the macroeconomic sensitive model and related factors including:
  ◦ Evaluated the reasonableness of management's judgments used in the determination of the qualitative risk factor adjustments by loan segment and the resulting allocation to the qualitative allowance for the ACL on loans.
  ◦ Evaluated the reliability and relevancy of data used as a basis for the qualitative risk factor adjustments.
  ◦ Tested the completeness and accuracy of the data utilized in management's ACL methodology to derive the qualitative allowance for the ACL on loans.

/s/ Crowe LLP

We have served as the Company's auditor since 2012.

Denver, Colorado

February 24, 2023

HERITAGE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except shares)

		December 31, 2022		December 31, 2021
ASSETS				
Cash on hand and in banks	$	74,295	$	61,377
Interest earning deposits		29,295		1,661,915
Cash and cash equivalents		103,590		1,723,292
Investment securities available for sale, at fair value, net (amortized cost of $1,460,033 and $883,832, respectively)		1,331,443		894,335
Investment securities held to maturity, at amortized cost, net (fair value of $673,434 and $376,331, respectively)		766,396		383,393
Total investment securities		2,097,839		1,277,728
Loans held for sale		—		1,476
Loans receivable		4,050,858		3,815,662
Allowance for credit losses on loans		(42,986)		(42,361)
Loans receivable, net		4,007,872		3,773,301
Premises and equipment, net		76,930		79,370
Federal Home Loan Bank stock, at cost		8,916		7,933
Bank owned life insurance		122,059		120,196
Accrued interest receivable		18,547		14,657
Prepaid expenses and other assets		296,181		183,543
Other intangible assets, net		7,227		9,977
Goodwill		240,939		240,939
Total assets	$	6,980,100	$	7,432,412
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits	$	5,907,420	$	6,394,290
Deposits held for sale		17,420		—
Total deposits		5,924,840		6,394,290
Junior subordinated debentures		21,473		21,180
Securities sold under agreement to repurchase		46,597		50,839
Accrued expenses and other liabilities		189,297		111,671
Total liabilities		6,182,207		6,577,980
Commitments and contingencies (Note 20)				
Stockholders' equity:				
Preferred stock, no par value, 2,500,000 shares authorized; no shares issued and outstanding, respectively		—		—
Common stock, no par value, 50,000,000 shares authorized; 35,106,697 and 35,105,779 shares issued and outstanding, respectively		552,397		551,798
Retained earnings		345,346		293,238
Accumulated other comprehensive (loss) income, net		(99,850)		9,396
Total stockholders' equity		797,893		854,432
Total liabilities and stockholders' equity	$	6,980,100	$	7,432,412

See accompanying Notes to Consolidated Financial Statements.

HERITAGE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts and shares outstanding)

	Year Ended December 31,		
	2022	**2021**	**2020**
INTEREST INCOME:			
Interest and fees on loans	$ 174,275	$ 189,832	$ 192,417
Taxable interest on investment securities	40,627	17,492	17,541
Nontaxable interest on investment securities	3,488	3,899	3,659
Interest on interest earning deposits	9,067	1,608	703
Total interest income	227,457	212,831	214,320
INTEREST EXPENSE:			
Deposits	6,772	6,160	12,265
Junior subordinated debentures	1,156	742	890
Other borrowings	144	140	168
Total interest expense	8,072	7,042	13,323
Net interest income	219,385	205,789	200,997
(Reversal of) provision for credit losses	(1,426)	(29,372)	36,106
Net interest income after (reversal of) provision for credit losses	220,811	235,161	164,891
NONINTEREST INCOME:			
Service charges and other fees	10,390	9,207	8,995
Card revenue	8,885	8,325	7,233
Gain (loss) on sale of investment securities, net	(256)	29	1,518
Gain on sale of loans, net	633	3,644	5,044
Interest rate swap fees	402	661	1,691
Bank owned life insurance income	3,747	2,520	4,319
Gain on sale of other assets, net	469	4,405	955
Other income	5,321	5,824	7,474
Total noninterest income	29,591	34,615	37,229
NONINTEREST EXPENSE:			
Compensation and employee benefits	92,092	88,765	88,106
Occupancy and equipment	17,465	17,243	17,611
Data processing	16,800	16,533	14,449
Marketing	1,643	2,143	3,100
Professional services	2,497	3,846	5,921
State/municipal business and use taxes	3,634	3,884	3,754
Federal deposit insurance premium	2,015	2,106	1,789
Other real estate owned, net	—	—	(145)
Amortization of intangible assets	2,750	3,111	3,525
Other expense	12,070	11,638	10,830
Total noninterest expense	150,966	149,269	148,940
Income before income taxes	99,436	120,507	53,180
Income tax expense	17,561	22,472	6,610
Net income	$ 81,875	$ 98,035	$ 46,570
Basic earnings per share	$ 2.33	$ 2.75	$ 1.29
Diluted earnings per share	$ 2.31	$ 2.73	$ 1.29
Dividends declared per share	$ 0.84	$ 0.81	$ 0.80
Average number of basic shares outstanding	35,103,465	35,677,851	36,014,445
Average number of diluted shares outstanding	35,463,896	35,973,386	36,170,066

See accompanying Notes to Consolidated Financial Statements.

HERITAGE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 81,875	$ 98,035	$ 46,570
Change in fair value of investment securities available for sale, net of tax of $(30,372), $(4,298) and $4,506, respectively	(108,977)	(15,472)	15,828
Amortization of net unrealized gain for the reclassification of investment securities available for sale to held to maturity, net of tax of $(130), $(35) and $0, respectively	(469)	(127)	—
Reclassification adjustment for net loss (gain) from sale of investment securities available for sale included in income, net of tax of $56, $(6) and $(330), respectively	200	(23)	(1,188)
Other comprehensive (loss) income	(109,246)	(15,622)	14,640
Comprehensive (loss) income	$ (27,371)	$ 82,413	$ 61,210

See accompanying Notes to Consolidated Financial Statements.

HERITAGE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)

	Number of common shares	Common stock	Retained earnings	AOCI	Total stockholders' equity
	Year Ended December 31, 2022				
Balance at December 31, 2021	35,105,779	$ 551,798	$ 293,238	$ 9,396	$ 854,432
Restricted stock units vested	127,952	—	—	—	—
Stock-based compensation expense	—	3,795	—	—	3,795
Common stock repurchased	(127,034)	(3,196)	—	—	(3,196)
Net income	—	—	81,875	—	81,875
Other comprehensive loss, net of tax	—	—	—	(109,246)	(109,246)
Cash dividends declared on common stock ($0.84 per share)	—	—	(29,767)	—	(29,767)
Balance at December 31, 2022	35,106,697	$ 552,397	$ 345,346	$ (99,850)	$ 797,893

	Number of common shares	Common stock	Retained earnings	AOCI	Total stockholders' equity
	Year Ended December 31, 2021				
Balance at December 31, 2020	35,912,243	$ 571,021	$ 224,400	$ 25,018	$ 820,439
Restricted stock units vested	125,377	—	—	—	—
Stock-based compensation expense	—	3,666	—	—	3,666
Common stock repurchased	(931,841)	(22,889)	—	—	(22,889)
Net income	—	—	98,035	—	98,035
Other comprehensive loss, net of tax	—	—	—	(15,622)	(15,622)
Cash dividends declared on common stock ($0.81 per share)	—	—	(29,197)	—	(29,197)
Balance at December 31, 2021	35,105,779	$ 551,798	$ 293,238	$ 9,396	$ 854,432

	Number of common shares	Common stock	Retained earnings	AOCI	Total stockholders' equity
	Year Ended December 31, 2020				
Balance at December 31, 2019	36,618,729	$ 586,459	$ 212,474	10,378	$ 809,311
Cumulative effect from change in accounting policy [(1)]	—	—	(5,615)	—	(5,615)
Restricted stock units vested	109,853	—	—	—	—
Exercise of stock options	8,248	122	—	—	122
Stock-based compensation expense	—	3,559	—	—	3,559
Common stock repurchased	(824,587)	(19,119)	—	—	(19,119)
Net income	—	—	46,570	—	46,570
Other comprehensive income, net of tax	—	—	—	14,640	14,640
Cash dividends declared on common stock ($0.80 per share)	—	—	(29,029)	—	(29,029)
December 31, 2020	35,912,243	$ 571,021	$ 224,400	$ 25,018	$ 820,439

[(1)] Effective January 1, 2020, the Bank adopted ASU 2016-13, *Financial Instruments - Credit Losses*.

See accompanying Notes to Consolidated Financial Statements.

HERITAGE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 81,875	$ 98,035	$ 46,570
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	341	(21,739)	(3,612)
(Reversal of) provision for credit losses	(1,426)	(29,372)	36,106
Stock-based compensation expense	3,795	3,666	3,559
Amortization of intangible assets	2,750	3,111	3,525
Origination of mortgage loans held for sale	(15,190)	(86,443)	(136,979)
Proceeds from sale of mortgage loans held for sale	17,299	93,543	142,624
Bank owned life insurance income	(3,747)	(2,520)	(4,319)
Valuation adjustment on interest rate swaps	(66)	(355)	422
Gain on sale of other real estate owned	—	—	(179)
Gain on sale of mortgage loans held for sale, net	(633)	(3,644)	(5,044)
Gain (loss) on sale of investment securities, net	256	(29)	(1,518)
Gain on sale of assets held for sale	(403)	(4,440)	(1,043)
Other	9,605	19,717	(9,781)
Net cash provided by operating activities	94,456	69,530	70,331
Cash flows from investing activities:			
Loan originations and purchases, net of payments	(225,149)	699,107	(692,720)
Maturities and repayments of investment securities available for sale	181,487	254,668	264,223
Maturities and repayments of investment securities held to maturity	28,296	1,255	—
Purchase of investment securities available for sale	(790,871)	(616,123)	(152,618)
Purchase of investment securities held to maturity	(412,835)	(140,288)	—
Proceeds from sales of investment securities available for sale	30,390	1,248	55,030
Purchase of premises and equipment	(4,016)	(3,018)	(6,997)
Proceeds from sales of other real estate owned	—	—	1,290
Proceeds from sales of assets held for sale	2,102	10,556	2,407
Proceeds from redemption of Federal Home Loan Bank stock	2,002	—	2,560
Purchases of Federal Home Loan Bank stock	(2,985)	(1,272)	(2,844)
Proceeds from sales of premises and equipment	106	65	554
Purchases of bank owned life insurance	(230)	(10,166)	(3,641)
Proceeds from bank owned life insurance death benefit	2,114	—	1,324
Cash received from return of NMTC equity method investment	—	9,642	—
Capital contributions to tax credit partnerships	(18,190)	(41,911)	(7,117)
Net cash (used) provided by investing activities	(1,207,779)	163,763	(538,549)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from financing activities:			
Net (decrease) increase in deposits	(469,450)	783,347	1,015,314
Federal Home Loan Bank advances	50,050	—	64,000
Repayment of Federal Home Loan Bank advances	(50,050)	—	(64,000)
Common stock cash dividends paid	(29,491)	(28,937)	(28,859)
Net (decrease) increase in securities sold under agreement to repurchase	(4,242)	15,156	15,514
Proceeds from exercise of stock options	—	—	122
Repurchase of common stock	(3,196)	(22,889)	(19,119)
Net cash (used) provided by financing activities	(506,379)	746,677	982,972
Net (decrease) increase in cash and cash equivalents	(1,619,702)	979,970	514,754
Cash and cash equivalents at beginning of period	1,723,292	743,322	228,568
Cash and cash equivalents at end of period	$ 103,590	$ 1,723,292	$ 743,322
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 7,709	$ 6,790	$ 13,136
Cash paid for income taxes, net of refunds	5,035	9,888	13,432
Supplemental non-cash disclosures of cash flow information:			
Transfer of investment securities available for sale to held to maturity	—	244,778	—
Investment in tax credit partnerships and related funding commitment	85,888	29,551	10,237
Loans received from return of NMTC equity method investment	—	15,596	—
ROU assets obtained in exchange for new operating lease liabilities	2,869	13,966	1,265
Transfers of premises and equipment classified as held for sale to prepaid expenses and other assets from premises and equipment, net	910	3,556	3,243
Cumulative effect from change in accounting policy [1]	—	—	7,175
Transfer of bank owned life insurance to prepaid expenses and other assets due to death benefit accrued, but not paid	—	—	2,672
Transfers of loans receivable to other real estate owned	—	—	270
Transfer of deposits to deposits held for sale	17,420	—	—

[1] Effective January 1, 2020, the Bank adopted ASU 2016-13, *Financial Instruments - Credit Losses,* respectively.

See accompanying Notes to Consolidated Financial Statements.

(1)   **Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements**

(a) Description of Business

The Company is primarily engaged in the business of planning, directing and coordinating the business activities of its wholly-owned subsidiary, the Bank. The Bank is headquartered in Olympia, Washington and conducts business from its 50 branch offices located throughout Washington State, the greater Portland, Oregon area and Eugene, Oregon. The Bank's business consists primarily of commercial lending and deposit relationships with small and medium-sized businesses and their owners in its market areas and attracting deposits from the general public. The Bank also makes real estate construction and land development loans, consumer loans and originates first mortgage loans on residential properties primarily located in its market areas. The Bank's deposits are insured by the FDIC.

(b) Basis of Presentation

The accompanying audited Consolidated Financial Statements have been prepared in accordance with GAAP for annual financial information and pursuant to the rules and regulations of the SEC. To prepare the audited Consolidated Financial Statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Management believes that the judgments, estimates, and assumptions used in the preparation of the Consolidated Financial Statements are appropriate based on the facts and circumstances at the time. Actual results, however, could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to management's estimate of the ACL on investment securities, management's estimate of the ACL on loans, management's estimate of the ACL on unfunded commitments, management's evaluation of goodwill impairment and management's estimate of the fair value of financial instruments.

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions among the Company and the Bank have been eliminated in consolidation.

Certain prior year amounts in the Consolidated Statements of Income have been reclassified to conform to the current year's presentation. Reclassifications had no effect on the prior year's net income or stockholders' equity.

(c) Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and interest earning deposits due substantially from the Federal Reserve Bank. Cash equivalents have a maturity of 90 days or less at the time of purchase.

Investment Securities

Investment securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and are carried at amortized cost. Investment securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income. Investment securities not classified as held to maturity or trading are classified as available for sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income. The Bank determines the appropriate classification of investment securities at the time of purchase and reassesses the classification at each reporting date. Any subsequent reassessment of classification and transfer of investment securities available for sale to held to maturity are completed at the amortized cost basis plus or minus the amount of any remaining unrealized holding gain or loss reported in AOCI of the individual investment securities available for sale. The unrealized holding gain or loss at the date of the transfer continues to be recognized in AOCI, but that gain or loss is amortized over the remaining life of the security using the interest method. When the Company acquires another entity, all investment securities are recorded at fair value and classified as available for sale at the acquisition date.

Realized gains and losses on sales of investment securities are recorded on the trade date in "Gain (loss) on sale of investment securities, net" on the Consolidated Statements of Income and determined using the specific identification method. Premiums and discounts on investment securities available for sale and held to maturity are amortized or accreted into income using the interest method. An investment security available for sale or held to maturity is placed on nonaccrual status at the time any principal or payments become more than 90 days delinquent and classified as past due after 30 days of nonpayment. Interest accrued, but not received for an investment security classified as nonaccrual is reversed against interest income during the period that the investment security is placed on nonaccrual status.

ACL on Investment Securities Available for Sale

Management evaluates the need for an ACL on investment securities available for sale on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For investment securities available for sale in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that it will be required to sell the security before the recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through a provision for credit loss against income. For investment securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL on investment securities available for sale is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any unrealized decline in fair value that has not been recorded through an ACL on investment securities available for sale is recognized in other comprehensive income.

Accrued interest receivable on investment securities available for sale is excluded from the estimate of expected credit losses. Changes in the ACL on investment securities available for sale are recorded as provision for credit losses expense. Losses are charged against the ACL when management believes the uncollectibility of an investment security available for sale is confirmed or when either of the criteria regarding intent or requirement to sell is met.

ACL on Investment Securities Held to Maturity

The Company measures expected credit losses on investment securities held to maturity on a pooled, collective basis by major investment security type with similar risk characteristics. A historical lifetime probability of default and severity of loss in the event of default is derived or obtained from external sources and adjusted for the expected effects of reasonable and supportable forecasts over the expected lives of the investment securities on those historical credit losses. Expected credit losses on investment securities in the held to maturity portfolio that do not share similar risk characteristics with any of the pools are individually measured based on net realizable value, or the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded amortized cost basis of the investment securities.

Accrued interest receivable on investment securities held to maturity is excluded from the estimate of expected credit losses. Changes in the ACL on investment securities held to maturity are recorded as provision for credit losses expense. Losses are charged against the ACL when management believes the uncollectibility of an investment security held to maturity is confirmed.

Loans Held for Sale

Mortgage loans held for sale are carried at the lower of amortized cost or fair value. Any loan that management does not have the intent and ability to hold for the foreseeable future or until maturity or payoff is classified as held for sale at the time of origination, purchase, securitization or when such decision is made. Unrealized losses on loans held for sale are recorded as a valuation allowance and included in "Other expense" on the Consolidated Statements of Income.

Loans Receivable

Loans receivable includes loans originated, indirect loans purchased by the Bank and loans acquired in business combinations that management has the intent and ability to hold for the foreseeable future or until maturity or payoff and is reported at amortized cost. Amortized cost is the outstanding principal balance, net of purchased premiums and discounts and net deferred loan origination fees and costs. Interest on loans is calculated using the interest method based on the daily balance of the principal amount outstanding and is credited to interest income as earned. Accrued interest receivable for loans receivable is reported within "Accrued interest receivable" on the Consolidated Statements of Financial Condition. The Company's policies for loans receivable generally do not differ by loan segments or classes unless specified in the following policies.

Acquired Loans:

Acquired loans are recorded at their fair value at acquisition date net of an ACL on loans expected to be incurred over the life of the loan. The initial ACL on acquired loans is determined using the same methodology as originated loans. For non-PCD loans, the initial ACL on loans is recorded through earnings as a provision for credit losses. For PCD loans, the initial ACL is incorporated into the calculation of the fair value of net assets acquired on the merger date and the net of the PCD loan purchase price and the initial ACL becomes the initial amortized cost basis. The difference between the initial amortized cost basis and the par value of PCD loans is the noncredit discount or premium for PCD loans. The noncredit discount or premium for PCD loans and both the noncredit and credit discount or premium for non-PCD loans are accreted through the "Interest and fees on loans" line item on the Consolidated Statements of Income over the life of the loan using the interest method for non-revolving credits or the straight-line method, which approximates the effective interest method, for revolving credits. Any unrecognized discount or premium for a purchased loan that is subsequently repaid in full is recognized immediately into income. Subsequent changes to the ACL on loans for acquired loans are recorded through earnings as a provision for credit losses.

Delinquent Loans:

Loans are considered past due or delinquent when principal or interest payments are past due 30 days or more. Delinquent loans generally remain on accrual status between 30 days and 89 days past due.

The Bank did not designate loans with payment deferrals granted due to the COVID-19 Pandemic as past due during their modification period in accordance with the CARES Act and related regulatory guidance.

Nonaccrual and Charged-off Loans:

Loans for which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Loans are placed on nonaccrual at an earlier date if collection of the contractual principal or interest is doubtful. All interest accrued, but not collected, on loans deemed nonaccrual during the period is reversed against interest income in that period. Interest payments received on nonaccrual loans are generally accounted for on the cost-recovery method whereby the interest payment is applied to the principal balances. Loans may be returned to accrual status when improvements in credit quality eliminate the doubt as to the full collectability of both interest and principal and a period of sustained performance has occurred.

Due to the short-term nature of the forbearance and other relief programs we were offering as a result of the COVID-19 Pandemic, borrowers granted relief under these programs generally were not reported as nonaccrual during the deferral period.

Loans are generally charged off to their net realizable value if collection of the contractual principal or interest as scheduled in the loan agreement is doubtful. Consumer loans are typically charged off no later than 90 days past due.

<u>Troubled Debt Restructures:</u>

A TDR is a restructuring in which the Bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to a borrower that it would not otherwise consider. These concessions may include changes to the interest rate, extension of the maturity date, delay in the timing of the regular payment or any other actions intended to minimize potential losses. The Bank does not generally forgive principal as part of a TDR, but in those situations where principal is forgiven, the entire amount of such principal forgiveness is immediately charged off to the extent not done so prior to the modification. The Bank also considers insignificant delays in payments when determining if a loan should be classified as a TDR.

A loan that has been placed on nonaccrual status that is subsequently restructured will usually remain on nonaccrual status until the borrower is able to demonstrate repayment performance in compliance with the restructured terms for a sustained period, typically for six months. A restructured loan may return to accrual status sooner based on other significant events or mitigating circumstances. A loan that has not been placed on nonaccrual status may be restructured and such loan may remain on accrual status after such restructuring. In these circumstances, the borrower has made payments before the restructuring and is expected to continue to perform after the restructuring. Generally, this type of restructuring involves a reduction in the loan interest rate and/or a change to interest-only payments for a period of time.

A TDR is considered defaulted if, during the 12-month period after the restructure, the loan has not performed in accordance to the restructured terms. Defaults generally include loans whose payments are 90 days or more past due and loans whose revised maturity date passed and no further modifications will be granted for that borrower.

Once a loan is classified as a TDR loan, it generally continues to be reported as such until it is paid off or charged off.

During 2020, the CARES Act and regulatory agencies provided guidance around the modification of loans as a result of the COVID-19 Pandemic and outlined, among other criteria, that short-term modifications made on a good faith basis to borrowers who were current as defined by the CARES Act and related regulatory guidance prior to any relief are not TDRs. This includes short-term (e.g. six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers were considered current if they were less than 30 days past due on the contractual payments as of December 31, 2019 under the CARES Act, which the Bank determined was the implementation date of its modification program under related regulatory guidance. The CA Act extended relief offered under the CARES Act through January 1, 2022 or 60 days after the end of the national emergency declared by the President, whichever is earlier. The Bank elected to apply the temporary relief under the applicable guidance to certain eligible short-term modifications and did not classify the modifications as TDRs for accounting or disclosure purposes. However, COVID Modifications whose payment deferral exceeded 180 days following the loans' initial modification were classified as TDRs based on the Bank's internal policy.

Deferred Loan Origination Fees and Costs

Direct loan origination fees and costs on originated loans and premiums and discounts on acquired loans are deferred and subsequently amortized or accreted as a yield adjustment over the expected life of the loan without prepayment considerations utilizing the interest method, except revolving loans for which the straight-line method is used. When a loan is paid off prior to maturity, the remaining net deferred balance is immediately recognized into interest income. In the event loans are sold, the unamortized net deferred balance is recognized as a component of the gain or loss on the sale of loans.

ACL on Loans

The ACL on loans is a valuation account that is deducted from the amortized cost of loans receivable to present the net amount expected to be collected. Loans are debited against the ACL on loans when management believes the uncollectibility of a loan balance is confirmed and subsequent recoveries, if any, are credited to the ACL on loans. The Bank records the changes in the ACL on loans through earnings as a "(Reversal of) provision for credit losses" on the Consolidated Statements of Income.

Management has adopted a historic loss, open pool CECL methodology to calculate the ACL on loans. Under this methodology, loans are either collectively evaluated if they share similar risk characteristics, including performing TDR loans, or individually evaluated if they do not share similar risk characteristics, including nonaccrual loans.

The allowance for individually evaluated loans is calculated using either the collateral value method, which considers the likely source of repayment as the value of the collateral less estimated costs to sell, or the net present value method, which considers the contractual principal and interest terms and estimated cash flows available from the borrower to satisfy the debt. Nonaccrual TDR loans are individually evaluated for credit loss except if the original interest rate is used to discount the expected cash flows, not the rate specified in the restructuring.

The allowance for collectively evaluated loans is comprised of the baseline loss allowance, the macroeconomic allowance and the qualitative allowance. The baseline loss allowance begins with the baseline loss rates calculated using the Bank's average quarterly historical loss information for an economic cycle. The Bank evaluates the historical period on a quarterly basis with the assumption that economic cycles have historically lasted between 10 and 15 years. The baseline loss rates are applied to each loan's estimated cash flows over the life of the loan under the remaining life method to determine the baseline loss estimate for each loan. Estimated cash flows consider the principal and interest in accordance with the contractual term of the loan and estimated prepayments. Contractual cash flows are based on the amortized cost and are adjusted for balances guaranteed by governmental entities, such as SBA or USDA, resulting in the unguaranteed amortized cost. The contractual term excludes expected extensions, renewals and modifications unless either of the following applies: 1) management has a reasonable expectation at the reporting date that a TDR will be executed with an individual borrower or 2) the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company. Prepayments are established for each segment based on rolling historical averages for the segment, which management believes is an accurate representation of future prepayment activity. Management reviews the adequacy of the prepayment assumption on a quarterly basis.

The macroeconomic allowance includes consideration of the forecasted direction of the economic and business environment and its likely impact on the estimated allowance as compared to the historical losses over the reasonable and supportable time frame. Economic forecast models for the current period are uploaded to the model, which targets 16 forecasted macroeconomic factors, such as unemployment rate, gross domestic product, housing price index, commercial real estate price index, disposable income growth, mortgage rates and certain rate indices. Macroeconomic factor multipliers are determined through regression analysis and applied to loss rates for each segment of loans with similar risk characteristics. Each of the forecasted segment balances is impacted by a mix of these macroeconomic factors. Further, each of the macroeconomic factors is utilized differently by segment, including the application of lagged factors and various transformations such as percent change year over year. A macroeconomic sensitive model is developed for each segment given the current and forecasted conditions and a macroeconomic multiplier is calculated for each forecast period considering the forecasted losses as compared to the long-term average actual losses of the dataset. The impact of those macroeconomic factors on each segment, both positive or negative, using the reasonable and supportable period, are added to the calculated baseline loss allowance. After the reasonable and supportable period, forecasted loss rates revert to historical baseline loss levels over the predetermined reversion period on a straight-lined basis.

The Bank's ACL model also includes adjustments for qualitative factors, where appropriate. Since historical information (such as historical net losses and economic cycles) may not always, by themselves, provide a sufficient basis for determining future expected credit losses, the Bank periodically considers the need for qualitative adjustments to the ACL. The Bank has a bias for minimal qualitative risk factors unless internal or external factors indicate otherwise. Qualitative adjustments may be related to and include, but not be limited to, factors such as: (i) management's assessment of economic forecasts used in the model and how those forecasts align with management's overall evaluation of current and expected economic conditions, (ii) organization specific risks such as credit concentrations, collateral or industry specific risks, regulatory risks, and external factors that may ultimately impact credit quality, (iii) other limitations associated with factors such as underwriting changes, acquisition of new portfolios, changes in portfolio segmentation, and (iv) management's overall assessment of the adequacy of the ACL, including an assessment of model data inputs used to determine the ACL. The Bank has established metrics to estimate the qualitative risk factors by segment based on the identified risk.

In general, management's estimate of the ACL on loans uses relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The evaluation of ACL on loans is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management utilizes its best judgment and information available to recognize estimated losses on loans, future additions to the allowance may be necessary based on further declines in local and national economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's ACL on loans. Such agencies may require the Bank to make adjustments to the allowance based on their judgments about information available to them at the time of their examinations. The Company believes the ACL on loans is appropriate given all of the above considerations.

ACL on Unfunded Commitments

The Bank estimates expected credit losses on unfunded, off-balance sheet commitments over the contractual period in which the Bank is exposed to credit risk from a contractual obligation to extend credit, unless the obligation is unconditionally cancellable by the Bank.

The allowance methodology for unfunded commitments is similar to the ACL on loans, but additionally includes considerations of the current utilization of the commitment and an estimate of the future utilization as determined appropriate by historical commitment utilization and the Bank's estimates of future utilization given current economic forecasts.

The ACL for unfunded commitments is recorded in "Accrued expenses and other liabilities" on the Consolidated Statements of Financial Condition and changes are recognized through earnings in the "(Reversal of) provision for credit losses" on the Consolidated Statements of Income.

Mortgage Banking Operations

The Bank originates and sells certain residential real estate loans on a servicing-released basis. The Bank recognizes a gain or loss on sale to the extent that the sale proceeds of the loan sold differs from the net book value at the time of sale. Income from residential real estate loans brokered to other lenders is recognized into income on date of loan closing.

Commitments to fund residential real estate loans and commitments to subsequently sell residential real estate loans are made during the period between the taking of the loan application and the closing of the loan. The timing of making these commitments is dependent upon the timing of the borrower's election to lock-in the mortgage interest rate and fees prior to loan closing. The Company enters into forward commitments for the future delivery of residential real estate loans when interest rate locks are entered into in order to hedge the interest rate risk resulting from its commitments to fund the loans. These sale commitments are typically made on a best-efforts basis whereby the Bank is only obligated to sell the loan if the loan is approved and closed by the Bank. Commitments to fund residential real estate loans to be sold into the secondary market and forward commitments for the future delivery of these loans are accounted for as free-standing derivatives, however, the fair values of these freestanding derivatives were not significant at December 31, 2022 or December 31, 2021.

Commercial Loan Sales, Servicing, and Commercial Servicing Asset

The Company, on a limited basis, sells the guaranteed portion of SBA and USDA loans, with servicing retained, for cash proceeds and records a related servicing asset. The Company does not sell loans with servicing retained unless it retains a participating interest. A servicing asset is recorded at fair value upon sale which is estimated by discounting estimated net future cash flows from servicing using discount rates that approximate current market rates and using estimated prepayment rates. Subsequent to initial recognition, all classes of servicing rights are carried at the lower of amortized cost or fair value and are amortized in proportion to and over the period of the estimated net servicing income. The servicing asset is reported within "Prepaid expenses and other assets" on the Consolidated Statements of Financial Condition.

For purposes of evaluating and measuring impairment, the fair value of servicing rights is measured using a discounted estimated net future cash flow model as described above at least annually. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics including investor type, loan type and maturity and recognized through a valuation allowance for an individual stratum to the extent fair value is less than the carrying amount. If the Company later determines all or a portion of the impairment no longer exists for a particular stratum, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within "Other income" on the Consolidated Statements of Income.

In connection with the loan sales, the Bank typically makes representations and warranties about the underlying loans conforming to specified guidelines. If the underlying loans do not conform to the specifications, the Bank may have an obligation to repurchase the loans or indemnify the purchaser against any loss. The Bank believes the potential for material loss under these arrangements was remote at December 31, 2022, December 31, 2021 and December 31, 2020.

Servicing fee income is recorded for fees earned for servicing loans and reported as "Other income" on the Consolidated Statements of Income. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against servicing fee income. Late fees and ancillary fees related to loan servicing were not material for the years ended December 31, 2022, 2021, and 2020.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of a SBA or USDA loan. The Bank's investment in a SBA or USDA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry a SBA or USDA guarantee, part of the gain recognized on the sold portion of the loan is deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield. The balance of the deferred gain was immaterial at December 31, 2022, December 31, 2021 and December 31, 2020.

Other Real Estate Owned

Other real estate owned is recorded at the estimated fair value (less the costs to sell) at the date of acquisition, not to exceed net realizable value, and any resulting write-down is charged against the ACL on loans. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the properly to satisfy the loan through completion of a deed in lieu of foreclosure or similar legal agreement.

After acquisition, all costs incurred in maintaining the property are expensed except for costs relating to the development and improvement of the property which are capitalized to the extent of the property's net realizable value. If the estimated realizable value of the other real estate owned property declines after the acquisition date, the valuation adjustment is charged to "Other real estate owned, net" on the Consolidated Statements of Income.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease period, whichever is shorter. The estimated useful lives used to compute depreciation and amortization for buildings and building improvements, including lease improvements, is 15 to 39 years; and for furniture, fixtures and equipment is three to seven years. The Company reviews premises and equipment, including leasehold improvements, for impairment whenever events or changes in the circumstances indicate that the undiscounted cash flows for the property are less than its carrying value. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.

Bank Owned Life Insurance

The Company's BOLI policies insure the lives of certain current or former Bank officers and name the Bank as beneficiary. Noninterest income is generated tax-free (subject to certain limitations) from the increase in the policies' underlying investments made by the insurance company. The Company records BOLI at the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

ACL on Accrued Interest Receivable

Accrued interest receivable on investment securities and loans receivable are excluded from their estimates of credit losses. Additionally, no allowance has been established for accrued interest receivable on investment securities and loans receivable as interest accrued, but not received, is reversed timely in accordance with the policies stated above.

Other Intangible Assets

Other intangible assets represent core deposit intangibles acquired in business combinations. The fair value of the core deposit intangible stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. The core deposit intangibles are amortized on an accelerated basis following a pattern of the economic benefits of the core deposit intangible over an estimated useful life of the deposit relationships acquired. The Company evaluates such identifiable intangibles for impairment annually or more frequently if an indication of impairment exists.

Goodwill

The Company's goodwill represents the excess of the purchase price over the fair value of net assets acquired in certain mergers and acquisitions. Goodwill is assigned to the Bank and is evaluated for impairment at the Bank level (single reporting unit) on an annual basis or more frequently if an indication of impairment exists between the annual tests.

For the goodwill impairment assessment, the Company either assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not the fair value of the reporting unit is less than its carrying value and a quantitative test is needed or opts to bypass the qualitative analysis and performs a quantitative analysis only. The quantitative analysis requires the Company to make assumptions and judgments regarding the fair value of the reporting unit. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge would be recorded for the difference.

Income Taxes

The Company and the Bank file a United States consolidated federal income tax return and an Oregon State income tax return. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to recognize interest and penalties on unrecognized tax benefits in "Income tax expense" in the Consolidated Statements of Income as the amounts are generally insignificant each year.

Operating Leases

The Company has only identified leases classified as operating leases. Operating leases are recorded as ROU assets and ROU liabilities within "Prepaid expenses and other assets" and "Accrued expenses and other liabilities", respectively, in the Consolidated Statements of Financial Condition. ROU assets represent the Company's right to use an underlying asset for the lease term and ROU liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and ROU liabilities are recognized at the lease agreement commencement date based on the present value of lease payments over the lease term. The lease term incorporates options to extend the lease when it is reasonably certain that the Company will exercise that option. As the Company's leases typically do not provide an implicit rate; the Company uses its incremental borrowing rate based on the information available at the operating lease commencement date in determining the present value of lease payments. The operating lease ROU asset is further reduced by any lease pre-payments made and lease incentives. The leases may contain various provisions for increases in rental rates based either on changes in the published Consumer Price Index or a predetermined escalation schedule and such variable lease payments are recognized as lease expense as they are incurred. The majority of the Company's leases include variable lease payments such as real estate taxes, maintenance, insurance and other similar costs in addition to the base rent. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company does not separate non-lease components from lease components and excludes operating leases with a term of twelve months or less from being capitalized as ROU assets and ROU liabilities. The Company follows a policy to capitalize lease agreements with total contractual lease payments of $25,000 or more. The Company does not account for any leases at a portfolio level.

Stock-Based Compensation

The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note (17)

Stock-Based Compensation. Compensation cost is recognized for stock options, restricted stock awards and restricted stock units issued to employees and directors based on the fair value of these awards at the date of grant. Compensation cost is generally recognized over the requisite service period, generally defined as the vesting period, on a straight-line basis. Compensation cost for restricted stock units with market-based vesting is recognized over the service period to the extent the restricted stock units are expected to vest. Forfeitures are recognized as they occur.

The market price of the Company's common stock at the date of grant is used to determine the fair value of the restricted stock awards and restricted stock units. The fair value of stock options granted is estimated based on the date of grant using the Black-Scholes-Merton option pricing model. Certain restricted stock unit grants are subject to performance-based vesting as well as other approved vesting conditions and cliff-vest based on those conditions, and the fair value is estimated using a Monte Carlo simulation pricing model. The assumptions used in the Monte Carlo simulation pricing model include the expected term based on the valuation date and the remaining contractual term of the award; the risk-free interest rate based on the U.S. Treasury curve at the valuation date of the award; the expected dividend yield based on expected dividends being payable to the holders; and the expected stock price volatility over the expected term based on the historical volatility over the equivalent historical term.

Tax Credit Investments

The Company has equity investments in LIHTC partnerships, which are indirect federal subsidies that finance low-income housing projects. As a limited liability investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and federal income tax credits. The federal income tax credits are earned over a 10-year period as a result of the investment properties meeting certain criteria and are subject to recapture for noncompliance with such criteria over a 15-year period. The Company accounts for the LIHTCs under the proportional amortization method and amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance on the Consolidated Statements of Income as a component of "Income tax expense". The Company reports the carrying value of the equity investments in the unconsolidated LIHTCs as Prepaid expenses and other assets and the unfunded contingent commitments related to the equity investments as Accrued expenses and other liabilities on the Company's Statements of Financial Condition. The maximum exposure to loss in the LIHTCs is the amount of equity invested and credit extended by the Company. Loans to these entities are underwritten in substantially the same manner as other loans and are secured. The Company has evaluated the variable interests held by the Company in each LIHTC investment and determined the Company does not have controlling financial interests in such investments and is not the primary beneficiary.

Through May 2021, the Company held $25.0 million of qualified equity investments in three certified development entities eligible to receive NMTC. The NMTC program provides federal tax incentives to investors to make investments in distressed communities and promotes economic improvements through the development of successful businesses in these communities. The NMTC is available to investors over a seven-year period and is subject to recapture if certain events occur during such period. The Company is required to fund 85% of a tranche by a predetermined deadline to claim the entire tax credit. The Company funded its tranche before the deadline. The Company dissolved the NMTC investment during the year ended December 31, 2021 after gross tax credits related to the Company's certified development entities totaling $9.8 million were utilized during the seven year period ending December 31, 2020. Prior to dissolution, the Company accounted for its NMTC on the equity method and reported the investment balance in "Prepaid expenses and other assets" on the Consolidated Statements of Financial Condition and the related investment income was recognized in "Other income" on the Consolidated Statements of Income.

Deferred Compensation Plans

The Company has a Deferred Compensation Plan and has entered into similar arrangements with certain executive officers. Under the Deferred Compensation Plan, participants are permitted to elect to defer compensation and the Company has the discretion to make additional contributions to the Deferred Compensation Plan on behalf of any participant based on a number of factors. Such discretionary contributions are generally approved by the Compensation Committee of the Company's Board of Directors. The notional account balances of participants under the Deferred Compensation Plan earn interest on an annual basis. The applicable interest rate is the Moody's Seasoned Aaa Corporate Bond Yield as of January 1 of each year. Generally, a participant's account is payable upon the earliest of the participant's separation from service with the Company, the participant's death or disability, or a specified date that is elected by the participant in accordance with applicable rules of the Internal Revenue Code, as amended.

Additionally, in conjunction with the Company's merger with Premier Commercial Bancorp in 2018, the Company assumed a Salary Continuation Plan. The Salary Continuation Plan is an unfunded non-qualified deferred compensation plan for select former Premier Commercial executive officers, some of which are current Company officers. Under the Salary Continuation Plan, the Company will pay each participant, or their beneficiary, specified amounts over specified periods beginning with the individual's termination of service due to retirement subject to early termination provisions.

The Company's obligation to make payments under the Deferred Compensation Plan and the Salary Continuation Plan is a general obligation of the Company and is to be paid from the Company's general assets. As such, participants are general unsecured creditors of the Company with respect to their participation under both plans. The Company records a liability within "Accrued expenses and other liabilities" on the Consolidated Statements of Financial Condition and records the expense as "Compensation and employee benefits" on the Consolidated Statements of Income in a systematic and rational manner. Since the amounts earned under the Deferred Compensation Plan are generally based on the Company's annual performance, the Company records deferred compensation expense each year for an amount calculated based on that year's financial performance.

Earnings per Share

The two-class method is used in the calculation of basic and diluted earnings per common share. Basic earnings per common share is net income allocated to common shareholders divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Dividends and undistributed earnings allocated to participating securities are excluded from net income allocated to common shareholders and participating securities are excluded from weighted average common shares outstanding. Diluted earnings per common share is calculated using the treasury stock method and includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Derivative Financial Instruments

The Company utilizes interest rate swap derivative contracts to facilitate the needs of its commercial customers whereby it enters into an interest rate swap with a customer while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the Company's customer to effectively convert a variable rate loan to a fixed rate and the Company recognizes immediate income based upon the difference in the bid/ask spread of the underlying transactions with its customers and the third-party. Because the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts for the most part offset each other and do not significantly impact the Company's results of operations. These interest rate swaps are not designated as hedging instruments.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to these agreements. Credit risk for derivatives with the customer is controlled through the credit approval process, amount limits, and monitoring procedures and is concentrated within our primary market areas. Credit risk for derivatives with third-parties is concentrated among four well-known broker dealers.

Fee income related to interest rate swap derivative contract transactions is recorded in "Interest rate swap fees" on the Consolidated Statements of Income. The fair value of derivative positions outstanding is included in "Prepaid expenses and other assets" and "Accrued expenses and other liabilities" in the Consolidated Statements of Financial Condition. The gains and losses due to changes in fair value and all cash flows are included in "Other income" in the Consolidated Statements of Income, but typically net to zero based on the identical back-to-back interest rate swaps unless a credit valuation adjustment is recorded to appropriately reflect nonperformance risk in the fair value measurement. Various factors impact changes in the credit valuation adjustments over time, including changes in the risk ratings of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments.

Advertising Expenses

Advertising costs are expensed as incurred. Costs related to production of advertising are considered incurred when the advertising is first used.

(Reversal of) Provision for Credit Losses

The provision for credit losses as presented in the Consolidated Statements of Income includes the provision for credit losses on loans, the provision for credit losses on unfunded commitments and the provision for credit losses on investment securities.

Operating Segments

While the Company's chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Revenue from Contracts with Customers

The Company's revenues are primarily composed of interest income on financial instruments, such as loans and investment securities. The Company's revenue derived from contracts with customers are generally presented in "Service charges and other fees" and "Other income" on the Consolidated Statement of Income and includes the following:

- Service Charges on Deposit Accounts: The Company earns fees from its deposit customers from a variety of deposit products and services. Non-transaction based fees such as account maintenance fees and monthly statement fees are considered to be provided to the customer under a day-to-day contract with ongoing renewals. Revenues for these non-transaction fees are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Transaction-based fees such as non-sufficient fund charges, stop payment charges and wire fees are recognized at the time the transaction is executed as the contract duration does not extend beyond the service performed.

- Wealth Management: The Company earns fees from contracts with customers for fiduciary and brokerage activities. Revenues are generally recognized on a monthly basis and are generally based on a percentage of the customer's assets under management or based on investment or insurance solutions that are implemented for the customer.

- Merchant Processing Services and Debit and Credit Card Fees: The Company earns fees from cardholder transactions conducted through third-party payment network providers which consist of (i) interchange fees earned from the payment network as a debit card issuer, (ii) referral fee income, and (iii) ongoing merchant fees earned for referring customers to the payment processing provider. These fees are recognized when the transaction occurs, but may settle on a daily or monthly basis.

(d) Recently Issued or Adopted Accounting Pronouncements

FASB ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, and ASU 2020-02, was originally issued in June 2016. This ASU replaced the incurred loss methodology with an expected loss methodology, which is commonly referred to as the "CECL" methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivable. It also applies to off-balance sheet credit exposures such as loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In addition, CECL Adoption made changes to the accounting for credit losses on investment securities available for sale. This ASU requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. For public business entities, this ASU was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted for fiscal years after December 15, 2018, and can be delayed under a provision of the CARES Act until the end of the official health emergency declaration. The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective method for all financial assets measured at amortized cost, investment securities available for sale and unfunded commitments. At adoption, the Bank elected not to measure an ACL on accrued interest receivable on loans receivable or accrued interest receivable on investment securities available for sale as Bank policy is to reverse interest income for uncollectible accrued interest receivable balances in a timely manner. The Significant Accounting Policies section above reflects the policies after adoption. Upon adoption of this ASU, the Company recorded an increase to the ACL on loans of $3.4 million and an increase to the ACL on unfunded commitments of $3.7 million, which resulted in a pretax cumulative-effect adjustment of $7.1 million. The impact of this adjustment to beginning retained earnings on January 1, 2020 was $5.6 million, net of tax.

FASB ASU 2020-04, *Reference Rate Reform (Topic 848)*, as amended by ASU 2021-01, and ASU 2022-06 was issued in March 2020 and provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments in this ASU are effective for all entities as of March 12, 2020. In December 2022, FASB amended this ASU and deferred the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. The amendments are elective, apply to all entities, and provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Bank's interest rate swap-related transactions are the majority of the Company's LIBOR exposure. Effective January 25, 2021, the Company adhered to the Interbank Offered Rate Fallbacks Protocol as published by the International Swaps and Derivatives Association, Inc. and recommended by the Alternative Reference Rates Committee. The Company does not expect the adoption of this ASU to have a material impact on its business operations or Consolidated Statements of Financial Condition.

FASB ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, was issued in March 2022. The ASU eliminates the accounting guidance for TDR loans by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, the entity will apply the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or continuation of an existing loan. Additionally, the ASU requires public business entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases. These amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, since the Company previously adopted the amendments in ASU 2016-13. Early adoption is permitted in any interim period if an entity has adopted ASU 2016-13 and such election may be made individually to adopt the guidance related to TDRs, including related disclosures, and the presentation of gross write-offs in the vintage disclosure. This update requires prospective transition for the disclosures related to loan restructurings for borrowers experiencing financial difficulty and the presentation of gross write-offs in the vintage disclosures. The guidance related to the recognition and measurement of TDRs may be adopted on a prospective or modified retrospective transition method. The Company has not yet adopted this ASU for the year ended December 31, 2022 does not expect the adoption of this ASU to have a material impact on its business operations or Consolidated Statements of Financial Condition.

(2)   Investment Securities

The Company's investment policy is designed primarily to provide and maintain liquidity, generate a favorable return on assets without incurring undue interest rate and credit risk and complement the Bank's lending activities.

During 2021, the Company transferred, at fair value, $244.8 million of U.S. government and agency securities from the available for sale classification to the held to maturity classification. The net unrealized after tax gain remained in AOCI and is amortized over the remaining life of the securities, offsetting the related amortization of discount or premium on the transferred securities. No gains or losses were recognized at the time of the transfer.

There were no investment securities classified as trading at December 31, 2022 or December 31, 2021.

(a) Investment Securities by Classification, Type and Maturity

The following tables present the amortized cost and fair value of investment securities at the dates indicated and the corresponding amounts of gross unrealized gains and losses, including the corresponding amounts of gross unrealized gains and losses on investment securities available for sale recognized in AOCI:

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Investment securities available for sale:				
U.S. government and agency securities	$ 68,912	$ —	$ (5,053)	$ 63,859
Municipal securities	171,087	172	(18,233)	153,026
Residential CMO and MBS	479,473	—	(55,087)	424,386
Commercial CMO and MBS	714,136	19	(49,734)	664,421
Corporate obligations	4,000	—	(166)	3,834
Other asset-backed securities	22,425	14	(522)	21,917
Total	$ 1,460,033	$ 205	$ (128,795)	$ 1,331,443
Investment securities held to maturity:				
U.S. government and agency securities	$ 150,936	$ —	$ (33,585)	$ 117,351
Residential CMO and MBS	290,318	—	(17,440)	272,878
Commercial CMO and MBS	325,142	—	(41,937)	283,205
Total	$ 766,396	$ —	$ (92,962)	$ 673,434

	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Investment securities available for sale:				
U.S. government and agency securities	$ 21,494	$ 55	$ (176)	$ 21,373
Municipal securities	213,158	8,908	(854)	221,212
Residential CMO and MBS	307,366	2,111	(2,593)	306,884
Commercial CMO and MBS	313,169	3,891	(1,199)	315,861
Corporate obligations	2,007	7	—	2,014
Other asset-backed securities	26,638	369	(16)	26,991
Total	$ 883,832	$ 15,341	$ (4,838)	$ 894,335
Investment securities held to maturity:				
U.S. government and agency securities	$ 141,011	$ 120	$ (1,768)	$ 139,363
Residential CMO and MBS	24,529	—	(153)	24,376
Commercial CMO and MBS	217,853	—	(5,261)	212,592
Total	$ 383,393	$ 120	$ (7,182)	$ 376,331

The amortized cost and fair value of investment securities at December 31, 2022, by contractual maturity, are set forth below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

| | Securities Available for Sale | | Securities Held to Maturity | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Due in one year or less	$ 30,176	$ 29,723	$ —	$ —
Due after one year through five years	41,687	39,777	—	—
Due after five years through ten years	58,981	55,552	83,227	67,817
Due after ten years	113,155	95,667	67,709	49,534
Total investment securities due at a single maturity date	243,999	220,719	150,936	117,351
Mortgage-backed securities [1]	1,216,034	1,110,724	615,460	556,083
Total investment securities	$ 1,460,033	$ 1,331,443	$ 766,396	$ 673,434

[1] Mortgage-backed securities, which have prepayment provisions, are not assigned to maturity categories due to fluctuations in their payment speed.

There were no holdings of investment securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity at December 31, 2022 and December 31, 2021.

(b) Unrealized Losses on Investment Securities Available for Sale

The following tables show the gross unrealized losses and fair value of the Company's investment securities available for sale for which an ACL on investment securities available for sale has not been recorded, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position at the dates indicated:

| | December 31, 2022 | | | | | |
| | Less than 12 Months | | 12 Months or Longer | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. government and agency securities	$ 51,900	$ (2,031)	$ 11,959	$ (3,022)	$ 63,859	$ (5,053)
Municipal securities	82,580	(5,585)	40,945	(12,648)	123,525	(18,233)
Residential CMO and MBS	217,949	(14,770)	206,437	(40,317)	424,386	(55,087)
Commercial CMO and MBS	473,580	(16,971)	181,692	(32,763)	655,272	(49,734)
Corporate obligations	3,834	(166)	—	—	3,834	(166)
Other asset-backed securities	16,489	(510)	721	(12)	17,210	(522)
Total	$ 846,332	$ (40,033)	$ 441,754	$ (88,762)	$ 1,288,086	$ (128,795)

| | December 31, 2021 | | | | | |
| | Less than 12 Months | | 12 Months or Longer | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. government and agency securities	$ 14,828	$ (176)	$ —	$ —	$ 14,828	$ (176)
Municipal securities	$ 29,774	$ (619)	$ 9,351	$ (235)	39,125	(854)
Residential CMO and MBS	204,039	(2,470)	19,862	(123)	223,901	(2,593)
Commercial CMO and MBS	83,283	(1,161)	1,936	(38)	85,219	(1,199)
Other asset-backed securities	2,763	(9)	1,118	(7)	3,881	(16)
Total	$ 334,687	$ (4,435)	$ 32,267	$ (403)	$ 366,954	$ (4,838)

(c) ACL on Investment Securities

The Company evaluated investment securities available for sale as of December 31, 2022 and December 31, 2021 and determined that any declines in fair value were attributable to changes in interest rates relative to where these investments fall within the yield curve and individual characteristics. Management monitors published credit ratings for adverse changes for all rated investment securities and none of these securities had a below investment grade credit rating as of both December 31,

2022 and December 31, 2021. In addition, the Company does not intend to sell these securities nor does the Company consider it more likely than not that it will be required to sell these securities before the recovery of the amortized cost basis, which may be upon maturity. Therefore, no ACL on investment securities available for sale was recorded as of December 31, 2022 and December 31, 2021.

The Company also evaluated investment securities held to maturity for current expected credit losses as of December 31, 2022 and December 31, 2021. There were no investment securities held to maturity classified as nonaccrual or past due as of December 31, 2022 and December 31, 2021 and all were issued by the U.S. government and its agencies and either explicitly or implicitly guaranteed by the U.S. government, highly rated by major credit rating agencies and had a long history of no credit losses. Accordingly, the Company did not measure expected credit losses on investment securities held to maturity since the historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is zero. Therefore, no ACL on investment securities held to maturity was recorded as of December 31, 2022 and December 31, 2021.

(d) Realized Gains and Losses

The following table presents the gross realized gains and losses on the sale of investment securities available for sale during the following periods:

	Year ended December 31,		
	2022	2021	2020
	(In thousands)		
Gross realized gains	$ 4	$ 29	$ 1,537
Gross realized losses	(260)	—	(19)
Net realized gains/(losses)	$ (256)	$ 29	$ 1,518

(e) Pledged Securities

The following table summarizes the amortized cost and fair value of investment securities that are pledged as collateral for the following obligations at the dates indicated:

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Washington and Oregon state public deposits	$ 156,784	$ 137,931	$ 128,216	$ 130,217
Federal Reserve Bank credit facility	60,660	49,506	61,057	59,674
Securities sold under agreement to repurchase	63,685	55,836	59,887	59,655
Other securities pledged	54,910	48,358	56,419	55,633
Total	$ 336,039	$ 291,631	$ 305,579	$ 305,179

(f) Accrued Interest Receivable

Accrued interest receivable excluded from the amortized cost of investment securities available for sale totaled $4.8 million and $3.5 million at December 31, 2022 and December 31, 2021, respectively. Accrued interest receivable excluded from the amortized cost on investment securities held to maturity totaled $2.4 million and $1.1 million at December 31, 2022 and December 31, 2021, respectively.

No amounts of accrued interest receivable on investment securities available for sale or held to maturity were reversed against interest income on investment securities during the years ended December 31, 2022, 2021, and 2020.

(G) Non-Marketable Securities

As a member bank of Visa U.S.A., we held 6,549 shares of Visa Inc. Class B common stock at December 31, 2022 and December 31, 2021. These shares have a carrying value of zero and are restricted from resale to non-member banks of Visa U.S.A. until their conversion into Class A (voting) shares upon the termination of Visa Inc.'s Covered Litigation escrow account. Because of the restriction and the uncertainty on the conversion rate to Class A shares, these shares lack a readily determinable fair value.

(3)   Loans Receivable

The Bank originates loans in the ordinary course of business and has also acquired loans through mergers and acquisitions. Accrued interest receivable was excluded from disclosures presenting the Bank's amortized cost of loans receivable as it was deemed insignificant. In addition to originating loans, the Bank may also purchase loans through pool purchases, participation purchases and syndicated loan purchases.

(a) Loan Origination/Risk Management

The Bank categorizes the individual loans in the total loan portfolio into four segments: commercial business; residential real estate; real estate construction and land development; and consumer. Within these segments are classes of loans for which management monitors and assesses credit risk.

The Bank has certain lending policies and guidelines in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and guidelines on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and criticized loans. The Bank also conducts internal loan reviews and validates the credit risk assessment on a periodic basis and presents the results of these reviews to management. The loan review process complements and reinforces the risk identification and assessment decisions made by loan officers and credit personnel.

The amortized cost of loans receivable, net of ACL on loans consisted of the following portfolio segments and classes at the dates indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Commercial business:		
Commercial and industrial	$ 692,100	$ 621,567
SBA PPP	1,468	145,840
Owner-occupied CRE	937,040	931,150
Non-owner occupied CRE	1,586,632	1,493,099
Total commercial business	3,217,240	3,191,656
Residential real estate	343,631	164,582
Real estate construction and land development:		
Residential	80,074	85,547
Commercial and multifamily	214,038	141,336
Total real estate construction and land development	294,112	226,883
Consumer	195,875	232,541
Loans receivable	4,050,858	3,815,662
Allowance for credit losses on loans	(42,986)	(42,361)
Loans receivable, net	$ 4,007,872	$ 3,773,301
Balances included in the amortized cost of loans receivable:		
Unamortized net discount on acquired loans	$ (2,501)	$ (3,938)
Unamortized net deferred fee	$ (10,016)	$ (7,953)

A discussion of the risk characteristics of each loan portfolio segment is as follows:

Commercial Business:

There are four significant classes of loans in the commercial business portfolio segment discussed separately below:

Commercial and industrial. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may include a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Commercial and industrial loans carry more risk than other loans because the borrowers' cash flow is less predictable and in the event of a default the amount of loss is potentially greater and more difficult to quantify because the value of the collateral securing these loans may fluctuate, may be uncollectible or may be obsolete or of limited use, among other things.

SBA PPP. The Bank began originating SBA PPP loans following the enactment of the CARES Act in April 2020. SBA PPP loans are fully guaranteed by the SBA, intended for businesses impacted by the COVID-19 Pandemic and designed to provide near term relief to help small businesses sustain operations. These loans have either a two-year or five-year maturity date and earn interest at 1%. The Bank also earned a fee based on the size of the loan, which is recognized over the life of the loan. The Bank no longer originates SBA PPP loans as the program expired on May 31, 2021.

Owner-occupied and non-owner occupied CRE. The Bank originates CRE loans primarily within its primary market areas. These loans are subject to underwriting standards and processes similar to commercial and industrial loans in that these loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate properties. CRE lending typically involves higher loan principal amounts and payments on loans and repayment is dependent on successful operation and management of the properties. The value of the real estate securing these loans can be adversely affected by conditions in the real estate market or the economy. There is some common risk characteristics with owner-occupied CRE loans and non-owner occupied CRE loans. However, owner-occupied CRE loans are generally considered to have a slightly lower risk profile as we typically have the guarantee of the owner-occupant and can underwrite risk using the complete financial information on the entity that occupies the property.

Residential Real Estate:

The majority of the Bank's residential real estate loans are secured by one-to-four family residences located in its primary market areas. The Company's underwriting standards require that residential real estate loans maintained in the portfolio generally are owner-occupied and do not exceed 80% of the lower of appraised value at origination or cost of the underlying collateral. Terms of maturity typically range from 15 to 30 years. The Bank sells a portion of originated residential real estate loans in the secondary market. In addition to originating residential real estate loans, the Bank began purchasing pools of residential real estate loans during the year ended 2022. All purchased loans adhere to the Bank's underwriting standards.

Real Estate Construction and Land Development:

The Bank originates construction loans for residential and for commercial and multifamily properties. The residential construction loans generally include construction of custom single-family homes whereby the home owner is the borrower. The Bank also provides financing to builders for the construction of pre-sold residential homes and, in selected cases, to builders for the construction of speculative single-family residential property. Construction loans are typically short-term in nature and priced with variable rates of interest. Construction loans may also include construction to permanent financing where the loan term includes both the construction phase and term loan. Construction lending can involve a higher level of risk than other types of lending because funds are advanced partially based upon the value of the project, which is uncertain prior to the project's completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of a completed project and the effects of governmental regulation of real property, the Bank's estimates with regard to the total funds required to complete a project and the related loan-to-value ratio may vary from actual results. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or refinance the indebtedness. If the Bank's estimate of the value of a project at completion proves to be overstated, it may have inadequate security for repayment of the loan and may incur a loss if the borrower does not repay the loan. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being dependent upon successful completion of the construction project, market interest rate changes, government regulation of real property, general economic conditions and the availability of long-term financing.

Consumer:

The Bank originates consumer loans and lines of credit that are both secured and unsecured. The underwriting process for these loans ensures a qualifying primary and secondary source of repayment. Underwriting standards for home equity loans are significantly influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed. The majority of consumer loans are for relatively small amounts disbursed among many individual borrowers which reduces the overall credit risk for this segment. To further reduce the risk, trend reports are reviewed by management on a regular basis.

The Bank also purchased indirect consumer loans. These indirect consumer loans were secured by new and used automobile and recreational vehicles and were originated indirectly by established and well-known dealers located in our market areas. In addition, the indirect loans purchased were made to only prime borrowers. The Bank ceased indirect auto loan originations in March 2020.

(b) Concentrations of Credit

Most of the Bank's lending activity occurs within its primary market areas which are concentrated along the I-5 corridor from Whatcom County to Clark County in Washington State, and Multnomah, Washington and Lane County in Oregon, as well as other contiguous markets and represents a geographic concentration. Additionally, the Bank's loan portfolio is concentrated in commercial business loans, including commercial and industrial, owner and nonowner-occupied CRE and commercial and multifamily real estate construction and land development loans. Commercial business loans, excluding SBA PPP loans, are generally considered as having more inherent risk of default than residential real estate loans or other consumer loans. Also, the commercial loan balance per borrower is typically larger than that for residential real estate loans and consumer loans, implying higher potential losses on an individual loan basis.

(c) Credit Quality Indicators

As part of the on-going monitoring of the credit quality of the Bank's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk grade of the loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) nonperforming loans, (v) past due status, and (vi) the general economic conditions of the United States of America, and specifically the states of Washington and Oregon. The Bank utilizes a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 10. A description of the general characteristics of the risk grades is as follows:

- *Grades 1 to 5:* These grades are considered "Pass" and include loans with negligible to above average, but acceptable, risk. These borrowers generally have strong to acceptable capital levels and consistent earnings and debt service capacity. Loans with the higher grades within the "Pass" category may include borrowers who are experiencing unusual operating difficulties, but have acceptable payment performance to date. Increased monitoring of financial information and/or collateral may be appropriate. Loans with this grade show no immediate loss exposure.

- *Grade 6:* This grade includes "Watch" loans. The grade is intended to be utilized on a temporary basis for pass grade borrowers where a potentially significant risk-modifying action is anticipated in the near term.

- *Grade 7:* This grade includes "Special Mention" ("SM") loans and is intended to highlight loans deemed by management to have some elevated risks that deserve management's close attention. Loans with this grade show signs of deteriorating profits and capital and the borrower might not be strong enough to sustain a major setback. The borrower is typically higher than normally leveraged and outside support might be modest and likely illiquid. The loan is at risk of further credit decline unless active measures are taken to correct the situation.

- *Grade 8:* This grade includes "Substandard" ("SS") loans in accordance with regulatory guidelines, which the Company has determined have a high credit risk. These loans also have well-defined weaknesses and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The borrower may have shown serious negative trends in financial ratios and performance. Such loans may be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business.

- *Grade 9:* This grade includes "Doubtful" loans in accordance with regulatory guidelines and the Bank has determined these loans to have excessive credit risk. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Additionally, these loans generally have been partially charged off for the amount considered uncollectible.

- *Grade 10:* This grade includes "Loss" loans in accordance with regulatory guidelines and the Bank has determined these loans have the highest risk of loss. Such loans are charged off or charged down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined.

Numerical loan grades for loans are established at the origination of the loan. Changes to loan grades are considered at the time new information about the performance of a loan becomes available, including the receipt of updated financial information from the borrower, results of annual term loan reviews and scheduled loan reviews. For consumer loans, the Bank follows the FDIC's Uniform Retail Credit Classification and Account Management Policy for subsequent classification in the event of payment delinquencies or default. Typically, an individual loan grade will not be changed from the prior period unless there is a specific indication of credit deterioration or improvement. Credit deterioration is evidenced by delinquency, direct communications with the borrower or other borrower information that becomes known to management. Credit improvements are evidenced by known facts regarding the borrower or the collateral property.

Loan grades relate to the likelihood of losses in that the higher the grade, the greater the loss potential. Loans with a pass grade may have some estimated inherent losses, but to a lesser extent than the other loan grades. The SM loan grade is transitory in that the Bank is waiting on additional information to determine the likelihood and extent of any potential loss. The likelihood of loss for SM graded loans, however, is greater than Watch graded loans because there has been measurable credit deterioration. Loans with a SS grade have further credit deterioration and include both accrual loans and nonaccrual loans. For Doubtful and Loss graded loans, the Bank is almost certain of the losses and the outstanding principal balances are generally charged off to the realizable value.

Regulatory agencies provided guidance regarding credit risk ratings, delinquency reporting and nonaccrual status for loans adversely impacted by the COVID-19 Pandemic. The Bank exercised judgment in determining the risk rating for impacted borrowers and did not automatically adversely classify credits that were affected by the COVID-19 Pandemic. The Bank did not designate loans with payment deferrals granted due to the COVID-19 Pandemic as past due because of the deferral. Due to the short-term nature of the forbearance and other relief programs the Bank offered as a result of the COVID-19 Pandemic, borrowers granted relief under these programs were generally not reported as nonaccrual during the deferral period.

The following table presents the amortized cost of loans receivable by risk grade at the dates indicated:

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted (1)	Loans Receivable
	2022	2021	2020	2019	2018	Prior			
	(In thousands)								
Commercial business:									
Commercial and industrial									
Pass	$ 168,818	$ 93,302	$ 82,437	$ 61,160	$ 33,957	$ 74,181	$ 146,795	$ 172	$ 660,822
SM	212	109	443	4,637	362	4,447	5,433	—	15,643

66

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted (1)	Loans Receivable
	2022	2021	2020	2019	2018	Prior			
SS	773	188	1,710	3,465	559	5,098	3,674	168	15,635
Total	169,803	93,599	84,590	69,262	34,878	83,726	155,902	340	692,100
SBA PPP									
Pass	—	1,351	117	—	—	—	—	—	1,468
Owner-occupied CRE									
Pass	134,432	167,927	93,834	157,096	62,876	282,212	—	—	898,377
SM	—	1,744	—	—	2,540	16,664	—	247	21,195
SS	—	—	671	—	3,722	13,075	—	—	17,468
Total	134,432	169,671	94,505	157,096	69,138	311,951	—	247	937,040
Non-owner occupied CRE									
Pass	240,151	189,300	160,930	258,778	121,369	561,645	—	—	1,532,173
SM	—	8,349	—	4,172	—	12,190	—	—	24,711
SS	—	—	—	—	3,627	26,121	—	—	29,748
Total	240,151	197,649	160,930	262,950	124,996	599,956	—	—	1,586,632
Total commercial business									
Pass	543,401	451,880	337,318	477,034	218,202	918,038	146,795	172	3,092,840
SM	212	10,202	443	8,809	2,902	33,301	5,433	247	61,549
SS	773	188	2,381	3,465	7,908	44,294	3,674	168	62,851
Total	544,386	462,270	340,142	489,308	229,012	995,633	155,902	587	3,217,240
Residential real estate									
Pass	132,510	149,934	24,668	16,803	4,207	15,337	—	—	343,459
SS	—	—	—	—	—	172	—	—	172
Total	132,510	149,934	24,668	16,803	4,207	15,509	—	—	343,631
Real estate construction and land development:									
Residential									
Pass	45,521	26,675	2,891	3,061	871	1,055	—	—	80,074
Commercial and multifamily									
Pass	71,168	123,626	6,272	1,084	2,562	995	—	—	205,707
SM	—	—	2,213	5,687	—	—	—	—	7,900
SS	—	—	—	37	—	394	—	—	431
Total	71,168	123,626	8,485	6,808	2,562	1,389	—	—	214,038
Total real estate construction and land development									
Pass	116,689	150,301	9,163	4,145	3,433	2,050	—	—	285,781
SM	—	—	2,213	5,687	—	—	—	—	7,900
SS	—	—	—	37	—	394	—	—	431
Total	116,689	150,301	11,376	9,869	3,433	2,444	—	—	294,112
Consumer									
Pass	3,379	509	9,848	27,370	15,563	19,855	116,605	435	193,564
SS	—	—	168	559	320	1,120	44	100	2,311
Total	3,379	509	10,016	27,929	15,883	20,975	116,649	535	195,875
Loans receivable									
Pass	795,979	752,624	380,997	525,352	241,405	955,280	263,400	607	3,915,644
SM	212	10,202	2,656	14,496	2,902	33,301	5,433	247	69,449
SS	773	188	2,549	4,061	8,228	45,980	3,718	268	65,765
Total	$ 796,964	$ 763,014	$ 386,202	$ 543,909	$ 252,535	$ 1,034,561	$ 272,551	$ 1,122	$ 4,050,858

(1) Represents the loans receivable balance at December 31, 2022 which was converted from a revolving loan to an amortizing loan during the year ended December 31, 2022.

	December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year								
	2021	2020	2019	2018	2017	Prior	Revolving Loans	Revolving Loans Converted [(1)]	Loans Receivable
	(In thousands)								
Commercial business:									
Commercial and industrial									
Pass	$ 95,960	$ 100,193	$ 94,657	$ 54,707	$ 28,558	$ 77,294	$ 127,651	$ 1,035	$ 580,055
SM	326	884	5,998	1,425	2,223	2,401	2,048	353	15,658
SS	1,443	1,287	5,912	2,809	2,526	6,907	4,402	568	25,854
Total	97,729	102,364	106,567	58,941	33,307	86,602	134,101	1,956	621,567
SBA PPP									
Pass	139,253	6,587	—	—	—	—	—	—	145,840
Total	139,253	6,587	—	—	—	—	—	—	145,840
Owner-occupied CRE									
Pass	182,742	90,609	188,380	73,714	66,039	273,518	—	72	875,074
SM	264	—	3,079	7,521	3,937	16,724	—	—	31,525
SS	—	1,332	—	3,787	3,014	16,418	—	—	24,551
Do ubtf	—	—	—	—	—	—	—	—	—
Total	183,006	91,941	191,459	85,022	72,990	306,660	—	72	931,150
Non-owner-occupied CRE									
Pass	187,860	185,650	244,863	149,090	144,896	499,486	—	—	1,411,845
SM	—	—	5,674	—	15,482	2,400	—	—	23,556
SS	—	—	—	3,379	—	54,319	—	—	57,698
Total	187,860	185,650	250,537	152,469	160,378	556,205	—	—	1,493,099
Total commercial business									
Pass	605,815	383,039	527,900	277,511	239,493	850,298	127,651	1,107	3,012,814
SM	590	884	14,751	8,946	21,642	21,525	2,048	353	70,739
SS	1,443	2,619	5,912	9,975	5,540	77,644	4,402	568	108,103
Total	607,848	386,542	548,563	296,432	266,675	949,467	134,101	2,028	3,191,656
Residential real estate									
Pass	85,089	27,090	23,295	5,672	6,141	16,891	—	—	164,178
SM	—	—	—	—	—	—	—	—	—
SS	—	—	—	—	—	404	—	—	404
Total	85,089	27,090	23,295	5,672	6,141	17,295	—	—	164,582
Real estate construction and land development:									
Residential									
Pass	44,892	23,728	12,266	2,921	389	1,351	—	—	85,547
Total	44,892	23,728	12,266	2,921	389	1,351	—	—	85,547
Commercial and multifamily									
Pass	56,448	41,616	34,117	5,794	710	1,379	—	—	140,064
SM	—	—	68	—	—	213	—	—	281
SS	—	571	—	—	—	420	—	—	991
Total	56,448	42,187	34,185	5,794	710	2,012	—	—	141,336
Total real estate construction and land development									
Pass	101,340	65,344	46,383	8,715	1,099	2,730	—	—	225,611
SM	—	—	68	—	—	213	—	—	281
SS	—	571	—	—	—	420	—	—	991
Total	101,340	65,915	46,451	8,715	1,099	3,363	—	—	226,883

	December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted (1)	Loans Receivable
	2021	2020	2019	2018	2017	Prior			
Consumer									
Pass	1,286	15,737	46,041	29,819	15,068	13,026	108,492	120	229,589
SM	—	—	—	—	—	—	—	—	—
SS	—	181	657	476	542	1,043	36	17	2,952
Total	1,286	15,918	46,698	30,295	15,610	14,069	108,528	137	232,541
Loans receivable									
Pass	793,530	491,210	643,619	321,717	261,801	882,945	236,143	1,227	3,632,192
SM	590	884	14,819	8,946	21,642	21,738	2,048	353	71,020
SS	1,443	3,371	6,569	10,451	6,082	79,511	4,438	585	112,450
Total	$ 795,563	$ 495,465	$ 665,007	$ 341,114	$ 289,525	$ 984,194	$ 242,629	$ 2,165	$ 3,815,662

(1) Represents the loans receivable balance at December 31, 2021 which was converted from a revolving loan to an amortizing loan during the year ended December 31, 2021

(d) Nonaccrual Loans

The following tables present the amortized cost of nonaccrual loans for the dates indicated:

	December 31, 2022		
	Nonaccrual without ACL	Nonaccrual with ACL	Total Nonaccrual
	(In thousands)		
Commercial business:			
Commercial and industrial	$ 4,503	$ 1,154	$ 5,657
Owner-occupied CRE	—	212	212
Total commercial business	4,503	1,366	5,869
Real estate construction and land development:			
Commercial and multifamily	—	37	37
Total	$ 4,503	$ 1,403	$ 5,906

	December 31, 2021		
	Nonaccrual without ACL	Nonaccrual with ACL	Total Nonaccrual
	(In thousands)		
Commercial business:			
Commercial and industrial	$ 6,454	$ 3,827	$ 10,281
Owner-occupied CRE	3,036	5,138	8,174
Non-owner occupied CRE	1,273	3,379	4,652
Total commercial business	10,763	12,344	23,107
Residential real estate	—	47	47
Real estate construction and land development:			
Commercial and multifamily	—	571	571
Consumer	—	29	29
Total	$ 10,763	$ 12,991	$ 23,754

The following table presents the reversal of interest income on loans due to the write-off of accrued interest receivable upon the initial classification of loans as nonaccrual loans and the interest income recognized due to payment in full or sale of previously classified nonaccrual loans during the following periods:

| | Year Ended December 31, 2022 | | Year Ended December 31, 2021 | |
	Interest Income Reversed	Interest Income Recognized	Interest Income Reversed	Interest Income Recognized
	(In thousands)			
Commercial business:				
Commercial and industrial	$ (14)	$ 263	$ (10)	$ 2,295
Owner-occupied CRE	—	53	—	117
Non-owner occupied CRE	—	774	—	601
Total commercial business	(14)	1,090	(10)	3,013
Residential real estate	—	19	—	—
Real estate construction and land development:				
Residential	—	—	—	71
Commercial and multifamily	(14)	65	—	—
Total real estate construction and land development	(14)	65	—	71
Consumer	—	68	(1)	52
Total	$ (28)	$ 1,242	$ (11)	$ 3,136

For the years ended December 31, 2022 and 2021, no interest income was recognized subsequent to a loan's classification as nonaccrual, except as indicated in the tables above due to payment in full or sale.

(e) Past due loans

The Bank performs an aging analysis of past due loans using policies consistent with regulatory reporting requirements with categories of 30-89 days past due and 90 or more days past due. The amortized cost of past due loans as of December 31, 2022 and December 31, 2021 were as follows:

| | December 31, 2022 | | | | |
	30-89 Days	90 Days or Greater	Total Past Due	Current	Loans Receivable
	(In thousands)				
Commercial business:					
Commercial and industrial	$ 586	$ 6,104	$ 6,690	$ 685,410	$ 692,100
SBA PPP	236	—	236	1,232	1,468
Owner-occupied CRE	—	189	189	936,851	937,040
Non-owner occupied CRE	—	—	—	1,586,632	1,586,632
Total commercial business	822	6,293	7,115	3,210,125	3,217,240
Residential real estate	3,066	—	3,066	340,565	343,631
Real estate construction and land development:					
Residential	—	—	—	80,074	80,074
Commercial and multifamily	—	—	—	214,038	214,038
Total real estate construction and land development	—	—	—	294,112	294,112
Consumer	1,561	—	1,561	194,314	195,875
Total	$ 5,449	$ 6,293	$ 11,742	$ 4,039,116	$ 4,050,858

| | December 31, 2021 | | | | |
	30-89 Days	90 Days or Greater	Total Past Due	Current	Loans Receivable
	(In thousands)				
Commercial business:					
Commercial and industrial	$ 1,858	$ 6,821	$ 8,679	$ 612,888	$ 621,567
SBA PPP	223	293	516	145,324	145,840

	December 31, 2021				
	30-89 Days	90 Days or Greater	Total Past Due	Current	Loans Receivable
			(In thousands)		
Owner-occupied CRE	2,397	112	2,509	928,641	931,150
Non-owner occupied CRE	—	—	—	1,493,099	1,493,099
Total commercial business	4,478	7,226	11,704	3,179,952	3,191,656
Residential real estate	420	10	430	164,152	164,582
Real estate construction and land development:					
Residential	792	—	792	84,755	85,547
Commercial and multifamily	3,474	571	4,045	137,291	141,336
Total real estate construction and land development	4,266	571	4,837	222,046	226,883
Consumer	1,026	—	1,026	231,515	232,541
Total	$ 10,190	$ 7,807	$ 17,997	$ 3,797,665	$ 3,815,662

Loans 90 days or more past due and still accruing interest were $1.6 million and $293,000 as of December 31, 2022 and December 31, 2021, respectively.

(f) Collateral-dependent Loans

The type of collateral securing loans individually evaluated for credit losses and for which the repayment was expected to be provided substantially through the operation or sale of the collateral as of December 31, 2022 and December 31, 2021 was as follows, with balances representing the amortized cost of the loan classified by the primary collateral category of each loan if multiple collateral sources secure the loan:

	December 31, 2022			
	CRE	Farmland	Residential Real Estate	Total
		(In thousands)		
Commercial business:				
Commercial and industrial	$ 1,239	$ 1,977	$ 929	$ 4,145
Owner-occupied CRE	189	—	—	189
Total	$ 1,428	$ 1,977	$ 929	$ 4,334

	December 31, 2021				
	CRE	Farmland	Residential Real Estate	Other	Total
			(In thousands)		
Commercial business:					
Commercial and industrial	$ 1,499	$ 4,362	$ 1,036	$ 245	$ 7,142
Owner-occupied CRE	3,035	—	—	—	3,035
Non-owner occupied CRE	1,273	—	—	—	1,273
Total commercial business	5,807	4,362	1,036	245	11,450
Real estate construction and land development:					
Commercial and multifamily	571	—	—	—	571
Total	$ 6,378	$ 4,362	$ 1,036	$ 245	$ 12,021

There have been no significant changes to the collateral securing loans individually evaluated for credit losses and for which repayment was expected to be provided substantially through the operation or sale of the collateral during the year ended December 31, 2022, except changes due to additions or removals of loans in this classification.

(g) Troubled Debt Restructured Loans

Loans that were modified as TDR loans are set forth in the following tables for the periods indicated:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Number of Contracts	**Amortized Cost** [1][2]	**Number of Contracts**	**Amortized Cost** [1][2]	**Number of Contracts**	**Amortized Cost** [1][2]
	(Dollars in thousands)					
Commercial business:						
Commercial and industrial	8	$ 2,556	31	$ 9,710	75	$ 36,118
Owner-occupied CRE	1	247	7	16,565	14	19,326
Non-owner occupied CRE	—	—	4	17,640	9	25,728
Total commercial business	9	2,803	42	43,915	98	81,172
Residential real estate	—	—	1	178	1	22
Real estate construction and land development:						
Residential	—	—	—	—	4	1,926
Commercial and multifamily	1	5,687	1	450	1	450
Total real estate construction and land development	1	5,687	1	450	5	2,376
Consumer	9	320	22	511	48	1,198
Total	19	$ 8,810	66	$ 45,054	152	$ 84,768

[1] Number of contracts and amortized cost represent loans which have balances as of period end, net of subsequent payments after modifications. Certain TDR loans may have been paid-down or charged-off during the years ended December 31, 2022, 2021 and 2020.

[2] As the Bank did not forgive any principal or interest balance as part of the loan modifications, the Bank's amortized cost in each loan at the date of modification (pre-modification) did not change as a result of the modification (post-modification).

The Bank had an ACL on loans of $12,000, $3.1 million, and $7.5 million at December 31, 2022, December 31, 2021, and December 31, 2020, respectively, related to these TDR loans which were restructured during the year ended December 31, 2022, 2021 and 2020, respectively.

The unfunded commitment to borrowers related to TDR loans was $5.8 million and $5.7 million at December 31, 2022 and December 31, 2021, respectively.

The following table presents loans that were modified in a TDR and subsequently defaulted within twelve months from the modification date during the periods indicated:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Number of Contracts [1]	**Amortized Cost** [1]	**Number of Contracts** [1]	**Amortized Cost** [1]	**Number of Contracts** [1]	**Amortized Cost** [1]
	(Dollars in thousands)					
Commercial business:						
Commercial and industrial	—	$ —	6	$ 1,379	4	$ 2,136
Owner-occupied CRE	1	189	—	—	2	1,369
Non-owner occupied CRE	—	—	—	—	2	1,811
Total commercial business	1	189	6	1,379	8	5,316
Total	1	$ 189	6	$ 1,379	8	$ 5,316

[1] Number of contracts and amortized cost represent TDR loans which have balances as of period end, net of subsequent payments after modifications. Certain TDR loans may have been paid-down or charged-off during the years ended December 31, 2022, 2021 and 2020.

During the years ended December 31, 2022, 2021, and 2020, one, six and eight TDR loans defaulted because each was past its modified maturity date and the borrower had not subsequently repaid the credits. The Bank chose not to further extend the maturity date on these TDR loans. The Bank had an ACL on loans for these TDR loans which defaulted during the related years of $7,000, $111,000, and $229,000 at December 31, 2022, 2021, and 2020.

(h) Related Party Loans

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Activity in related party loans during the periods indicated was as follows:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Balance outstanding at the beginning of year	$ 7,122	$ 7,694	$ 8,144
Principal additions	—	—	199
Principal reductions	(243)	(572)	(649)
Balance outstanding at the end of year	$ 6,879	$ 7,122	$ 7,694

The Company had $5,000 and $255,000 of unfunded commitments to related parties and all related party loans were performing in accordance with the underlying loan agreements as of December 31, 2022 and December 31, 2021.

(i) Residential Real Estate Loan Sales

The Bank originates residential real estate loans; a portion of which are sold on the secondary market. The Bank does not retain servicing on loans sold in the secondary market. There were no loans held for sale at December 31, 2022 and $1.5 million at December 31, 2021.

The following table presents information concerning the origination and sale of the Bank's residential real estate loans and the gains from their sale during the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Originated [1]	$ 15,190	$ 190,734	$ 191,207
Sold	16,666	89,899	137,580
Gain on sale of loans, net [2]	633	3,644	5,044

[1] Includes loans originated for sale in the secondary market or for the Bank's loan portfolio.
[2] Excludes net gains on sales of SBA and other loans.

(j) Commercial Loan Sales, Servicing, and Commercial Servicing Asset

The following table presents the details of loans serviced for others for the periods indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Loans serviced for others with participating interest, gross loan balance	$ 17,375	$ 30,852
Loans serviced for others with participating interest, participation balance owned by Bank [1]	3,791	7,088

[1] Included in the balance of "Loans receivable" on the Consolidated Statements of Financial Condition.

The Company recognized $217,000, $320,000 and $423,000 of servicing income for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company's servicing asset at December 31, 2022 and December 31, 2021 was $192,000 and $343,000, respectively. There was no valuation allowance on the Company's servicing asset as of December 31, 2022 and December 31, 2021.

(k) Accrued interest receivable on loans receivable

Accrued interest receivable on loans receivable totaled $11.3 million and $10.1 million at December 31, 2022 and December 31, 2021, respectively. It is excluded from the calculation of the ACL on loans as interest accrued, but not received, is reversed timely.

(4) Allowance for Credit Losses on Loans

Effective January 1, 2020, the Bank adopted ASU 2016-13. CECL Adoption replaced the allowance for loan losses with the ACL on loans and replaced the related provision for loan losses with the provision for credit losses on loans.

The baseline loss rates used to calculate the ACL on loans at December 31, 2022 utilized the Bank's average quarterly historical loss information from December 31, 2012 through the balance sheet date. There were no changes to this assumption during the year ended December 31, 2022. The Bank believes the historic loss rates are viable inputs to the current CECL model as the Bank's lending practice and business has remained relatively stable throughout the periods. While the Bank's assets have grown, the credit culture has stayed relatively consistent.

Prepayments included in the CECL model at December 31, 2022 were based on the 48-month rolling historical averages for each segment, which management believes is an accurate representation of future prepayment activity. There were no changes to this assumption during the year ended December 31, 2022.

The reasonable and supportable period and subsequent reversion period used in the CECL model was five quarters and two quarters, respectively at December 31, 2022. There were no changes to these assumptions during the year ended December 31, 2022. Management believes forecasts beyond this seven quarter time period tend to diverge in economic assumptions and may be less comparable to actual future events. As the length of the reasonable and supportable period increases, the degree of judgment involved in estimating the allowance increases.

During the year ended December 31, 2022, the ACL on loans increased $625,000, or 1.5%, due primarily to net recoveries of $1.2 million offset partially by a reversal of provision for credit losses on loans of $563,000. The reversal of provision for credit losses was driven by a $3.4 million reduction in the ACL on loans individually evaluated for losses and their related ACL offset partially by an increase related to the growth in balances of certain segments of collectively evaluated loans.

The ACL on loans at December 31, 2022 and December 31, 2021 did not include a reserve for SBA PPP loans as these loans are fully guaranteed by the SBA.

The following table presents a summary of the changes in the ACL for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Balance at the beginning of the year	$ 42,361	$ 70,185	$ 36,171
Impact of CECL Adoption	—	—	1,822
Balance at the beginning of the year, as adjusted	42,361	70,185	37,993
Charge-offs	(893)	(1,946)	(5,622)
Recoveries of loans previously charged-off	2,081	1,420	2,381
(Reversal of) provision for credit losses on loans	(563)	(27,298)	35,433
Balance at the end of the year	$ 42,986	$ 42,361	$ 70,185

The following tables detail the activity in the ACL on loans by segment and class for the periods indicated:

	Year Ended December 31, 2022				
	Beginning Balance	Charge-offs	Recoveries	(Reversal of) Provision for Credit Losses	Ending Balance
	(In thousands)				
Commercial business:					
Commercial and industrial	$ 17,777	$ (280)	$ 929	$ (4,464)	$ 13,962
Owner-occupied CRE	6,411	(36)	—	1,105	7,480
Non-owner occupied CRE	8,861	—	—	415	9,276
Total commercial business	33,049	(316)	929	(2,944)	30,718
Residential real estate	1,409	(30)	3	1,490	2,872
Real estate construction and land development:					
Residential	1,304	—	229	121	1,654
Commercial and multifamily	3,972	—	155	1,282	5,409
Total real estate construction and land development	5,276	—	384	1,403	7,063
Consumer	2,627	(547)	765	(512)	2,333
Total	$ 42,361	$ (893)	$ 2,081	$ (563)	$ 42,986

	Year Ended December 31, 2021				
	Beginning Balance	Charge-offs	Recoveries	(Reversal of) Provision for Credit Losses	Ending Balance
	(In thousands)				
Commercial business:					
Commercial and industrial	$ 30,010	$ (917)	$ 791	$ (12,107)	$ 17,777
Owner-occupied CRE	9,486	(359)	25	(2,741)	6,411

Year Ended December 31, 2021

	Beginning Balance	Charge-offs	Recoveries	(Reversal of) Provision for Credit Losses	Ending Balance
			(In thousands)		
Non-owner occupied CRE	10,112	—	—	(1,251)	8,861
Total commercial business	49,608	(1,276)	816	(16,099)	33,049
Residential real estate	1,591	—	—	(182)	1,409
Real estate construction and land development:					
Residential	1,951	—	32	(679)	1,304
Commercial and multifamily	11,141	(1)	—	(7,168)	3,972
Total real estate construction and land development	13,092	(1)	32	(7,847)	5,276
Consumer	5,894	(669)	572	(3,170)	2,627
Total	$ 70,185	$ (1,946)	$ 1,420	$ (27,298)	$ 42,361

Year Ended December 31, 2020

	Beginning Balance	Impact of CECL Adoption	Beginning Balance, as Adjusted	Charge-offs	Recoveries	(Reversal of) Provision for Credit Losses	Ending Balance
				(In thousands)			
Commercial business:							
Commercial and industrial	$ 11,739	$ (1,348)	$ 10,391	$ (3,616)	$ 1,513	$ 21,722	$ 30,010
Owner-occupied CRE	4,512	452	4,964	(135)	17	4,640	9,486
Non-owner occupied CRE	7,682	(2,039)	5,643	—	—	4,469	10,112
Total commercial business	23,933	(2,935)	20,998	(3,751)	1,530	30,831	49,608
Residential real estate	1,458	1,471	2,929	—	3	(1,341)	1,591
Real estate construction and land development:							
Residential	1,455	(571)	884	—	278	789	1,951
Commercial and multifamily	1,605	7,240	8,845	(417)	—	2,713	11,141
Total real estate construction and land development	3,060	6,669	9,729	(417)	278	3,502	13,092
Consumer	6,821	(2,484)	4,337	(1,454)	570	2,441	5,894
Unallocated	899	(899)	—	—	—	—	—
Total	$ 36,171	$ 1,822	$ 37,993	$ (5,622)	$ 2,381	$ 35,433	$ 70,185

(5)   Other Real Estate Owned

For the years ended December 31, 2022 and December 31, 2021 the Bank had no other real estate owned. The following table provided the changes in other real estate owned during the year ended December 31, 2020:

	December 31, 2020
	(In thousands)
Balance at the beginning of the year	$ 841
Additions	270
Proceeds from dispositions	(1,290)
Gain (loss) on sale, net	179
Balance at the end of the year	$ —

At December 31, 2022, there were no consumer mortgage loans secured by residential real estate properties (included in "Loans receivable" on the Consolidated Statements of Financial Position) for which formal foreclosure proceedings were in process.

(6)   **Premises and Equipment**

The following table presents a summary of premises and equipment at the dates indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Land	$ 19,565	$ 19,973
Buildings and building improvements	65,853	65,550
Furniture, fixtures and equipment	24,825	23,815
Total premises and equipment	110,243	109,338
Less: Accumulated depreciation	33,313	29,968
Premises and equipment, net	$ 76,930	$ 79,370

Total depreciation expense on premises and equipment was $5.4 million, $5.3 million and $5.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(7)   **Goodwill and Other Intangible Assets**

(a) Goodwill

The Company's goodwill represents the excess of the purchase price over the fair value of net assets acquired in the following mergers: Premier Commercial Bancorp and Puget Sound Bancorp in 2018; Washington Banking Company in 2014; Valley Community Bancshares in 2013; Western Washington Bancorp in 2006 and North Pacific Bank in 1998. The Company's goodwill is assigned to the Bank and is evaluated for impairment at the Bank level (reporting unit). There were no additions to goodwill during the years ended December 31, 2022, 2021, and 2020.

At December 31, 2022, the Company's analysis concluded the fair value of the reporting unit exceeded the carrying value so the Company's goodwill was not considered impaired. Similarly, no goodwill impairment charges were recorded for the years ended December 31, 2021 and 2020. Even though there was no goodwill impairment at December 31, 2022, changes in the economic environment, operations of the reporting unit or other adverse events could result in future impairment charges which could have a material impact on the Company's operating results.

(b) Other Intangible Assets

Other intangible assets represent core deposit intangible acquired in business combinations with estimated useful lives of ten years. There were no additions during the years ended December 31, 2022, 2021, and 2020 and the estimated aggregate amortization expense related to other intangible assets for future years as of December 31, 2022 is as follows, in thousands:

2023	$ 2,435
2024	1,640
2025	1,173
2026	1,006
2027	821
Thereafter	152
Total	$ 7,227

(8) Derivative Financial Instruments

The following table presents the notional amounts and estimated fair values of derivatives at the dates indicated:

	December 31, 2022		December 31, 2021	
	Notional Amounts	Estimated Fair Value	Notional Amounts	Estimated Fair Value
	(In thousands)			
Non-hedging interest rate derivatives:				
Interest rate swap asset [1]	288,785 $	30,107 $	322,726 $	15,219
Interest rate swap liability [1]	288,785	(30,107)	322,726	(15,286)

[1] The estimated fair value of derivatives with customers was $(30.1) million and $9.8 million as of December 31, 2022 and December 31, 2021, respectively. The estimated fair value of derivatives with third-parties was $30.1 million and $(9.8) million as of December 31, 2022 and December 31, 2021, respectively.

Generally, the gains and losses of the interest rate derivatives offset due to the back-to-back nature of the contracts. However, the settlement values of the Bank's net derivative assets with customers were increased by $66,000 and $355,000, and reduced by $422,000 as of December 31, 2022, December 31, 2021, and December 31, 2020, respectively, due to the change in the credit valuation adjustment.

(9) Deposits

The following table summarizes the Company's deposits at the dates indicated:

	December 31, 2022		December 31, 2021		Change	
	Amount	% of Total	Amount	% of Total	$	%
	(Dollars in thousands)					
Noninterest demand deposits	$ 2,099,464	35.5 %	$ 2,343,909	36.7 %	$(244,445)	(10.4)%
Interest bearing demand deposits	1,830,727	30.9	1,946,605	30.4	(115,878)	(6.0)
Money market accounts	1,063,243	17.9	1,120,174	17.5	(56,931)	(5.1)
Savings accounts	623,833	10.5	640,763	10.0	(16,930)	(2.6)
Total non-maturity deposits	5,617,267	94.8	6,051,451	94.6	(434,184)	(7.2)
Certificates of deposit	307,573	5.2	342,839	5.4	(35,266)	(10.3)
Total deposits	$ 5,924,840	100.0 %	$ 6,394,290	100.0 %	$ (469,450)	(7.3)%

Deposit accounts overdrawn and reclassified to loans receivable were $317,000 and $216,000 as of December 31, 2022 and December 31, 2021, respectively. Accrued interest payable on deposits was $143,000 and $53,000 as of December 31, 2022 and December 31, 2021, respectively and is included in "Accrued expenses and other liabilities" in the Consolidated Statements of Financial Condition.

The following table presents Interest expense, by category, for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Interest bearing demand deposits	$ 3,239 $	2,497 $	3,234
Money market accounts	1,745	1,485	2,830
Savings accounts	381	367	527
Certificates of deposit	1,407	1,811	5,674
Total interest expense	$ 6,772 $	6,160 $	12,265

Scheduled maturities of certificates of deposit for future years as of December 31, 2022 are as follows, in thousands:

2023	$ 270,575
2024	15,913
2025	4,948
2026	4,894

2023		$	270,575
2027			11,243
Total		$	307,573

Certificates of deposit issued in denominations equal to or in excess of $250,000 totaled $103.7 million and $100.0 million as of December 31, 2022 and December 31, 2021, respectively.

Deposits received from related parties as of December 31, 2022 and December 31, 2021 totaled $6.8 million and $8.8 million, respectively.

(10)   Junior Subordinated Debentures

As part of the acquisition of Washington Banking Company on May 1, 2014, the Company assumed trust preferred securities and junior subordinated debentures with a total fair value of $18.9 million at the merger date. At December 31, 2022 and December 31, 2021, the balance of the junior subordinated debentures, net of unaccreted discount, was $21.5 million and $21.2 million, respectively.

Washington Banking Master Trust, a Delaware statutory business trust, was a wholly owned subsidiary of the Washington Banking Company created for the exclusive purposes of issuing and selling capital securities and utilizing sale proceeds to acquire junior subordinated debentures issued by the Washington Banking Company. During 2007, the Trust issued $25.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year. The trust preferred securities have a quarterly adjustable rate based upon the three-month LIBOR plus 1.56%. On the merger date, the Company acquired the Trust, which retained the Washington Banking Master Trust name, and assumed the performance and observance of the covenants under the indenture related to the trust preferred securities.

The adjustable rate of the trust preferred securities at December 31, 2022 and December 31, 2021 was 6.33% and 1.77%, respectively. The weighted average rate of the junior subordinated debentures for the years ended December 31, 2022, 2021 and 2020 was 5.42%, 3.53% and 4.29%, respectively. The weighted average rate includes the accretion of the discount established at the merger date which is amortized over the life of the trust preferred securities.

The junior subordinated debentures are the sole assets of the Trust and payments under the junior subordinated debentures are the sole revenues of the Trust. All of the common securities of the Trust are owned by the Company. The Company has fully and unconditionally guaranteed the capital securities along with all obligations of the Trust under the trust agreements. For financial reporting purposes, the Company's investment in the Master Trust is accounted for under the equity method and is included in "Prepaid expenses and other assets" on the Consolidated Statements of Financial Condition. The junior subordinated debentures issued and guaranteed by the Company and held by the Master Trust are reflected as "Junior subordinated debentures" on the Consolidated Statements of Financial Condition.

(11)   Securities Sold Under Agreement to Repurchase

The Company utilizes securities sold under agreement to repurchase with one day maturities as a supplement to funding sources. Securities sold under agreement to repurchase are secured by pledged investment securities. Under the securities sold under agreement to repurchase, the Company is required to maintain an aggregate market value of securities pledged greater than the balance of the securities sold under agreement to repurchase. The Company is required to pledge additional securities to cover any declines below the balance of the securities sold under agreement to repurchase. For additional information on the total value of investment securities pledged for securities sold under agreement to repurchase see Note (2) Investment Securities.

The following table presents the balance of the Company's securities sold under agreement to repurchase obligations by class of collateral pledged at the dates indicated:

	December 31, 2022		December 31, 2021	
	(In thousands)			
U.S. Treasury and U.S. Government-sponsored agencies	$	—	$	4,914
Residential CMO and MBS		—		4,134
Commercial CMO and MBS		46,597		41,791
Total	$	46,597	$	50,839

(12)   Other Borrowings

(a) FHLB

The FHLB functions as a member-owned cooperative providing credit for member financial institutions. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Limitations on the amount of advances are based on a percentage of the Bank's assets or on the FHLB's assessment of the institution's creditworthiness. At December 31, 2022, the Bank maintained a credit facility with the FHLB with available borrowing capacity of $1.23 billion. At December 31, 2022 and December 31, 2021 the Bank had no FHLB advances outstanding.

Advances from the FHLB may be collateralized by FHLB stock owned by the Bank, deposits at the FHLB, certain commercial and residential real estate loans, investment securities or other assets. In accordance with the pledge agreement, the Company must maintain unencumbered collateral in an amount equal to varying percentages ranging from 100% to 160% of outstanding advances depending on the type of collateral.

(b) Federal Funds Purchased

The Bank maintains advance lines with five correspondent banks to purchase federal funds totaling $215.0 million as of December 31, 2022. The lines generally mature annually or are reviewed annually. As of December 31, 2022 and December 31, 2021, there were no federal funds purchased.

(c) Credit Facilities

The Bank maintains a credit facility with the Federal Reserve Bank with available borrowing capacity of $46.8 million as of December 31, 2022. There were no borrowings outstanding as of December 31, 2022 and December 31, 2021. Any advances on the credit facility would be secured by either investment securities or certain types of the Bank's loans receivable.

(d) Related Party Borrowings

The Company did not have any borrowings from related parties as of December 31, 2022 or December 31, 2021.

(13)　　　Leases

The Company's noncancelable operating lease agreements relate to certain banking offices, back-office operational facilities, office equipment and sublease agreements. The majority of the leases contain renewal options and provisions for increases in rental rates based on an agreed upon index or predetermined escalation schedule. As of December 31, 2022 and December 31, 2021, the Company's operating lease ROU asset was $22.7 million and $27.6 million, respectively and is included in "Prepaid expenses and other assets" on the Consolidated Statements of Financial Condition. The related operating lease ROU liability was $24.4 million and $28.8 million, respectively and is included in "Accrued expenses and other liabilities" on the Consolidated Statements of Financial Condition. The Company does not have any leases designated as finance leases.

The table below summarizes the information about our leases during the periods or at period end presented:

	Year Ended December 31,			
	2022		**2021**	
	(In thousands)			
Operating lease cost	$	4,942	$	4,758
Short-term lease cost		80		49
Variable lease cost		1,118		947
Sublease income		(87)		(24)
Total net lease cost during the period	$	6,053	$	5,730
Operating cash used for amounts included in the measurement of lease liabilities during the period	$	4,748	$	5,004
ROU assets obtained in exchange for lease liabilities during the period		2,869		13,966
Weighted average remaining lease term of operating leases, in years, at period end		6.5		7.1
Weighted average discount rate of operating leases, at period end		2.42 %		2.32 %

The following table presents the lease payment obligations as of December 31, 2022 as outlined in the Company's lease agreements for each of the next five years and thereafter, in thousands:

2023	$	4,744
2024		4,314
2025		4,025
2026		3,621
2027		3,243
Thereafter		6,547
Total lease payments		26,494

Implied interest						(2,125)
ROU liability					$	24,369

During the year ended December 31, 2022, the Company entered into two lease agreements for $1.9 million and $3.3 million commencing on January 1, 2023 and May 1, 2023. These lease agreements are not included in the lease payment obligations in the table above.

(14)   Employee Benefit Plans

(a) 401(k) Plan

The Company provides its eligible employees with a Plan, including funding certain Plan costs as incurred. All employees may participate in the Plan commencing with the first of the month following the start of employment or concurrent to their hire date if starting the first of the month. Participants may contribute a portion of their salary, which is matched by the Company at 50%, not to be greater than 3% of eligible compensation, up to Internal Revenue Service limits. All participants are 100% vested in all accounts at all times. Employer matching contributions for the years ended December 31, 2022, 2021 and 2020 were $1.8 million, $1.7 million and $1.7 million, respectively.

The Plan may make profit sharing and discretionary contributions which are completely discretionary. Participants are eligible for profit sharing contributions upon credit of 1,000 hours of service during the plan year, the attainment of 18 years of age and employment on the last day of the year. Employees are 100% vested in profit sharing contributions at all times. For the years ended December 31, 2022, 2021 and 2020, the Company made no employer profit sharing contributions.

(b) Employment Agreements

The Company has entered into contracts with certain senior officers that provide benefits under certain conditions following termination without cause or following a change in control of the Company.

(c) Deferred Compensation Plan

The Company has a Deferred Compensation Plan which provides its directors and select executive officers with the opportunity to defer current compensation. The following table presents a summary of the changes in the Deferred Compensation Plan during the periods indicated:

		Year Ended December 31,				
		2022		2021		2020
		(In thousands)				
Balance outstanding at the beginning of the year	$	3,854	$	4,101	$	4,244
Employer contributions		793		634		207
Employer contributions		110		—		—
Interest credited		99		78		128
Benefits Paid		(519)		(959)		(478)
Balance outstanding at the end of the year	$	4,337	$	3,854	$	4,101

(d) Salary Continuation Plan

In conjunction with the Company's merger with Premier Commercial Bancorp in 2018, the Company assumed an unfunded deferred compensation plan for select former Premier Commercial executive officers, some of which are current Company officers. The following table presents a summary of the changes in the salary continuation plan during the periods indicated:

		Year Ended December 31,				
		2022		2021		2020
		(In thousands)				
Obligation, at the beginning of the year	$	3,835	$	4,162	$	4,334
Benefits paid		(450)		(536)		(460)
Expenses incurred		191		209		288
Obligation, at the end of the year	$	3,576	$	3,835	$	4,162

(15) Stockholders' Equity

(a) Earnings Per Common Share

The following table illustrates the weighted average shares used for earnings per common share computations for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands, except shares)		
Net income:			
Net income	$ 81,875	$ 98,035	$ 46,570
Dividends and undistributed earnings allocated to participating securities [1]	—	—	(7)
Net income allocated to common shareholders	$ 81,875	$ 98,035	$ 46,563
Basic:			
Weighted average common shares outstanding	35,103,465	35,677,851	36,018,627
Restricted stock awards	—	—	(4,182)
Total basic weighted average common shares outstanding	35,103,465	35,677,851	36,014,445
Diluted:			
Basic weighted average common shares outstanding	35,103,465	35,677,851	36,014,445
Effect of potentially dilutive common shares [2]	360,431	295,535	155,621
Total diluted weighted average common shares outstanding	35,463,896	35,973,386	36,170,066
Potentially dilutive shares that were excluded from the computation of diluted earnings per share because to do so would be anti-dilutive [3]	872	7,043	137,093

[1] Represents dividends paid and undistributed earnings allocated to unvested restricted stock awards.
[2] Represents the effect of the assumed exercise of stock options and vesting of restricted stock awards and units.
[3] Anti-dilution occurs when the exercise price of a stock option or the unrecognized compensation cost per share of a restricted stock award or unit exceeds the market price of the Company's stock.

(b) Dividends

The timing and amount of cash dividends paid on the Company's common stock depends on the Company's earnings, capital requirements, financial condition and other relevant factors. Dividends on common stock from the Company depend substantially upon receipt of dividends from the Bank, which is the Company's predominant source of income.

The following table summarizes the dividend activity during the most recent three year period:

Declared	Cash Dividend per Share	Record Date	Paid Date
January 22, 2020	$0.20	February 6, 2020	February 20, 2020
April 29, 2020	$0.20	May 13, 2020	May 27, 2020
July 22, 2020	$0.20	August 5, 2020	August 19, 2020
October 21, 2020	$0.20	November 4, 2020	November 18, 2020
January 27, 2021	$0.20	February 10, 2021	February 24, 2021
April 21, 2021	$0.20	May 5, 2021	May 19, 2021
July 21, 2021	$0.20	August 4, 2021	August 18, 2021
October 20, 2021	$0.21	November 3, 2021	November 17, 2021
January 26, 2022	$0.21	February 9, 2022	February 23, 2022
April 20, 2022	$0.21	May 4, 2022	May 18, 2022
July 20, 2022	$0.21	August 3, 2022	August 17, 2022
October 19, 2022	$0.21	November 2, 2022	November 16, 2022

The FDIC and the Washington State Department of Financial Institutions, Division of Banks have the authority under their supervisory powers to prohibit the payment of dividends by the Bank to the Company. Additionally, current guidance from the Federal Reserve provides, among other things, that dividends per share on the Company's common stock generally should not exceed earnings per share, measured over the previous four fiscal quarters. Current regulations allow the Company and the Bank to pay dividends on their common stock if the Company's or the Bank's regulatory capital would not be reduced below the statutory capital requirements set by the Federal Reserve and the FDIC.

(c) Stock Repurchase Program

The Company has had various stock repurchase programs since March 1999. On October 23, 2014, the Company's Board of Directors authorized the repurchase of up to 5% of the Company's outstanding common shares, or approximately 1,512,600 shares, under the eleventh stock repurchase plan. On March 12, 2020, the Company's Board of Directors authorized the repurchase of up to 5% of the Company's outstanding common shares, or 1,799,054 shares, under the twelfth stock repurchase plan after all shares under the eleventh stock repurchase plan had been repurchased. The number, timing and price of shares repurchased under the twelfth stock repurchase plan will depend on business and market conditions and other factors, including opportunities to deploy the Company's capital.

The following table provides total repurchased shares and average share prices under the applicable plans for the periods indicated:

	Year Ended December 31,			Plan Total[1]
	2022	2021	2020	
Eleventh Stock Repurchase Plan				
Repurchased shares	—	—	639,922	1,512,600
Stock repurchase average share price	$ —	$ —	$ 23.95	$ 21.69
Twelfth Stock Repurchase Plan				
Repurchased shares	100,090	904,972	155,778	1,160,840
Stock repurchase average share price	$ 25.07	$ 24.43	$ 20.34	$ 23.94

[1] Represents shares repurchased and average price per share paid during the duration of each plan.

In addition to the stock repurchases under a stock repurchase plan, the Company repurchases shares to pay withholding taxes on the vesting of restricted stock awards and units. The following table provides total shares repurchased to pay withholding taxes during the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Repurchased shares to pay withholding taxes	26,944	26,869	28,887
Stock repurchase to pay withholding taxes average share price	$ 25.52	$ 29.10	$ 21.57

(d) Issuance of Common Stock

Common stock was issued during the year ended December 31, 2020 related to the exercise of stock options as further described in Note (17) Stock-Based Compensation.

(16)   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow the Company to sell its ownership interest back to the fund at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities, or funds.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or valuations using methodologies with observable inputs.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques using unobservable inputs, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

(a) Recurring and Nonrecurring Basis

The Company used the following methods and significant assumptions to measure the fair value of certain assets on a recurring and nonrecurring basis:

Investment Securities:

The fair values of all investment securities are based upon the assumptions that market participants would use in pricing the security. If available, fair values of investment securities are determined by quoted market prices (Level 1). For investment securities where quoted market prices are not available, fair values are calculated based on market prices on similar securities (Level 2). For investment securities where quoted prices or market prices of similar securities are not available, fair values are calculated by using observable and unobservable inputs such as discounted cash flows or other market indicators (Level 3). Investment security valuations are obtained from third-party pricing services.

<u>Collateral-Dependent Loans</u>:

Collateral-dependent loans are identified for the calculation of the ACL on loans. The fair value used to measure credit loss for this type of loan is commonly based on recent real estate appraisals which are generally obtained at least every 18 months or earlier if there are changes to risk characteristics of the underlying loan. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available. The Bank also incorporates an estimate of cost to sell the collateral when the sale is probable. Such adjustments may be significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value based on the borrower's financial statements or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation and management's expertise and knowledge of the customer and customer's business (Level 3). Individually evaluated loans are analyzed for credit loss on a quarterly basis and the ACL on loans is adjusted as required based on the results.

Appraisals on collateral-dependent loans are performed by certified general appraisers for commercial properties or certified residential appraisers for residential properties whose qualifications and licenses have been reviewed and verified by the Bank. Once received, the Bank's internal appraisal department reviews and approves the assumptions and approaches utilized in the appraisal as well as the resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

<u>Derivative Financial Instruments</u>:

The Bank obtains broker or dealer quotes to value its interest rate derivative contracts, which use valuation models using observable market data as of the measurement date (Level 2), and incorporates credit valuation adjustments to reflect nonperformance risk in the measurement of fair value (Level 3). Although the Bank has determined that the majority of the inputs used to value its interest rate swap derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as borrower risk ratings, to evaluate the likelihood of default by itself and its counterparties. As of December 31, 2022 and December 31, 2021, the Bank assessed the significance of the impact of the credit valuation adjustment on the overall valuation of its interest rate swap derivatives and determined the credit valuation adjustment was not significant to the overall valuation of its interest rate swap derivatives. As a result, the Bank has classified its interest rate swap derivative valuations in Level 2 of the fair value hierarchy.

<u>Branches held for sale</u>:

Branches held for sale are recorded at fair value less costs to sell when transferred from premises and equipment, net to "Prepaid expenses and other assets" on the Consolidated Statements of Financial Condition with any valuation adjustment recorded within "Other expense" on the Consolidated Statements of Income. The fair value of branches held for sale is determined based on a real estate appraisal or broker price opinion. Adjustments are routinely made in the appraisal and broker price opinion process by independent appraisers and commercial real estate brokers, respectively, to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in Level 3 classification of the inputs for determining fair value. Additionally, the fair value of branches held for sale can be adjusted based on executed agreements of sale to be completed at a future date.

Recurring Basis

The following tables summarize the balances of assets and liabilities measured at fair value on a recurring basis at the dates indicated:

	December 31, 2022			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets				
Investment securities available for sale:				
U.S. government and agency securities	$ 63,859	$ 19,779	$ 44,080	$ —
Municipal securities	153,026	5,399	147,627	—
Residential CMO and MBS	424,386	—	424,386	—
Commercial CMO and MBS	664,421	—	664,421	—
Corporate obligations	3,834	—	3,834	—
Other asset-backed securities	21,917	—	21,917	—
Total investment securities available for sale	1,331,443	25,178	1,306,265	—
Equity security	185	185	—	—
Derivative assets - interest rate swaps	30,107	—	30,107	—
Liabilities				
Derivative liabilities - interest rate swaps	$ 30,107	$ —	$ 30,107	$ —

	December 31, 2021			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets				
Investment securities available for sale:				
U.S. government and agency securities	$ 21,373	$ —	$ 21,373	$ —
Municipal securities	221,212	—	221,212	—
Residential CMO and MBS	306,884	—	306,884	—
Commercial CMO and MBS	315,861	—	315,861	—
Corporate obligations	2,014	—	2,014	—
Other asset-backed securities	26,991	—	26,991	—
Total investment securities available for sale	894,335	—	894,335	—
Equity security	240	240	—	—
Derivative assets - interest rate swaps	15,219	—	15,219	—
Liabilities				
Derivative liabilities - interest rate swaps	$ 15,286	$ —	$ 15,286	$ —

Nonrecurring Basis

The Company may be required to measure certain financial assets and liabilities at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following tables below represent assets measured at fair value on a nonrecurring basis at the dates indicated:

	Basis[1]	Fair Value at December 31, 2022			
		Total	Level 1	Level 2	Level 3
		(In thousands)			
Collateral-dependent loans:					
Commercial business:					
Owner-occupied CRE	$ 613	$ 182	$ —	$ —	$ 182
Total assets measured at fair value on a nonrecurring basis	$ 613	$ 182	$ —	$ —	$ 182

[1] Basis represents the outstanding principal balance of collateral-dependent loans.

	Basis[1]	Fair Value at December 31, 2021			
		Total	Level 1	Level 2	Level 3
		(In thousands)			
Collateral-dependent loans:					
Commercial business:					
Commercial and industrial	$ 1,911	$ 1,049	$ —	$ —	$ 1,049
Owner-occupied CRE	613	189	—	—	189
Total commercial business	2,524	1,238	—	—	1,238
Real estate construction and land development:					
Commercial and multifamily	991	534	—	—	534
Total	3,515	1,772	—	—	1,772
Prepaid expenses and other assets:					
Branch held for sale [2]	698	698	—	—	698
Total assets measured at fair value on a nonrecurring basis	$ 4,213	$ 2,470	$ —	$ —	$ 2,470

[1] Basis represents the outstanding principal balance of collateral-dependent loans and the carrying value of the branch held for sale.
[2] In December 2021, one branch was written down to its net realizable value concurrent with the signing of an agreement for sale and was sold during the three months ended March 31, 2022.

The following table represents the net (loss) gain recorded in earnings as a result of nonrecurring fair value adjustments recorded during the periods indicated:

	Year ended December 31,		
	2022	2021	2020
	(In thousands)		
Collateral-dependent loans:			
Commercial business:			
Commercial and industrial	$ 23	$ (691)	$ (8)
Owner-occupied CRE	(7)	(359)	—
Total commercial business	16	(1,050)	(8)
Real estate construction and land development:			
Commercial and multifamily	—	(38)	—
Prepaid expenses and other assets:			
Branch held for sale	—	$ (145)	$ (630)
Net gain (loss) from nonrecurring fair value adjustments	$ 16	$ (1,233)	$ (638)

The following tables present quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at the dates indicated:

		December 31, 2022		
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range of Inputs; Weighted Average
			(Dollars in thousands)	
Collateral-dependent loans	$ 182	Market approach	Adjustment for differences between the comparable sales	N/A[1]

[1] Quantitative disclosures are not provided for collateral-dependent loans because there were no adjustments made to the appraisal or stated values during the current period.

		December 31, 2021		
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range of Inputs; Weighted Average
			(Dollars in thousands)	
Collateral-dependent loans	$ 1,772	Market approach	Adjustment for differences between the comparable sales	35.0% - (11.0%); 13.8%
Branch held for sale	$ 698	Market approach	Sale agreement	N/A

(b) Fair Value of Financial Instruments

Broadly traded markets do not exist for most of the Company's financial instruments; therefore, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. These determinations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

The following tables present the carrying value amount of the Company's financial instruments and their corresponding estimated fair values at the dates indicated:

			December 31, 2022		
	Carrying Value	Fair Value	Fair Value Measurements Using:		
			Level 1	Level 2	Level 3
			(In thousands)		
Financial Assets:					
Cash and cash equivalents	$ 103,590	$ 103,590	$ 103,590	$ —	$ —
Investment securities available for sale	1,331,443	1,331,443	25,178	1,306,265	—
Investment securities held to maturity	766,396	673,434	—	673,434	—
Loans receivable, net	4,007,872	3,841,821	—	—	3,841,821

	December 31, 2022				
	Carrying Value	Fair Value	Fair Value Measurements Using:		
			Level 1	Level 2	Level 3
Accrued interest receivable	18,547	18,547	349	6,892	11,306
Derivative assets - interest rate swaps	30,107	30,107	—	30,107	—
Equity security	185	185	185	—	—
Financial Liabilities:					
Non-maturity deposits	$ 5,617,267	$ 5,617,267	$ 5,617,267	$ —	$ —
Certificates of deposit	307,573	308,325	—	308,325	—
Securities sold under agreement to repurchase	46,597	46,597	46,597	—	—
Junior subordinated debentures	21,473	20,000	—	—	20,000
Accrued interest payable	143	143	57	13	73
Derivative liabilities - interest rate swaps	30,107	30,107	—	30,107	—

	December 31, 2021				
	Carrying Value	Fair Value	Fair Value Measurements Using:		
			Level 1	Level 2	Level 3
		(In thousands)			
Financial Assets:					
Cash and cash equivalents	$ 1,723,292	$ 1,723,292	$ 1,723,292	$ —	$ —
Investment securities available for sale	894,335	894,335	—	894,335	—
Investment securities held to maturity	383,393	376,331	—	376,331	—
Loans held for sale	1,476	1,527	—	1,527	—
Loans receivable, net	3,773,301	3,849,602	—	—	3,849,602
Accrued interest receivable	14,657	14,657	14	4,582	10,061
Derivative assets - interest rate swaps	15,219	15,219	—	15,219	—
Equity security	240	240	240	—	—
Financial Liabilities:					
Non-maturity deposits	$ 6,051,451	$ 6,051,451	$ 6,051,451	$ —	$ —
Certificates of deposit	342,839	344,025	—	344,025	—
Securities sold under agreement to repurchase	50,839	50,839	50,839	—	—
Junior subordinated debentures	21,180	18,750	—	—	18,750
Accrued interest payable	73	73	33	19	21
Derivative liabilities - interest rate swaps	15,286	15,286	—	15,286	—

(17)   Stock-Based Compensation

On July 24, 2014, the Company's shareholders approved the Equity Plan that provides for the issuance of 1,500,000 shares of the Company's common stock in the form of various types of stock-based compensation. As of December 31, 2022, shares remaining available for future issuance under the Equity Plan totaled 330,398.

(a) Stock Option Awards

All outstanding stock options were exercised during the year ended December 31, 2020. The intrinsic value from options exercised during the year ended December 31, 2020 was $61,000. The cash proceeds from options exercised during the year ended December 31, 2020 was $122,000.

The following table summarizes the stock option activity during the year ended December 31, 2020:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2019	8,657	$ 14.77
Exercised	(8,248)	14.77

Forfeited or expired	(409)	14.77
Outstanding at December 31, 2020	—	—

(b) Restricted Stock Awards

Restricted stock awards generally had a four-year cliff vesting or four-year ratable vesting schedule. The remaining restricted stock awards vested during the year ended December 31, 2020. For the year ended December 31, 2020, the Company recognized compensation expense related to restricted stock awards of $76,000, and a related tax benefit of $17,000. The vesting date fair value of restricted stock awards that vested during the year ended December 31, 2020 was $442,000.

The following table summarizes the restricted stock award activity for the year ended December 31, 2020:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2019	20,707	$ 17.59
Vested	(20,707)	17.59
Nonvested at December 31, 2020	—	—

(c) Restricted Stock Units

Restricted stock units generally vest ratably over three years and are subject to service conditions in accordance with each award agreement.

Performance-based restricted stock units have a three-year cliff vesting schedule, participate in dividends and are additionally subject to performance-based vesting. The conditions of the grants allow for an actual payout ranging between no payout and 150% of target. The payout level is calculated based on the percentile level of the market condition, which includes the ratio of the Company's total shareholder return and the ratio of the Company's return on average assets and return on tangible common equity over the performance period in relation to the performance of these metrics of a predetermined peer group. The fair value of each performance-based restricted stock unit, inclusive of the market condition, was determined using a Monte Carlo simulation and will be recognized over the vesting period. The Monte-Carlo simulation model uses the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair value determination the possibility the market condition may not be satisfied. Compensation costs related to these awards are recognized regardless of whether the market condition is satisfied, provided the requisite service has been provided.

The Company used the following assumptions to estimate the fair value of performance-based restricted share units granted for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Shares issued	15,464	14,347	15,200
Expected Term in Years	2.9	2.9	2.8
Weighted-Average Risk Free Interest Rate	1.7 %	0.3 %	1.1 %
Weighted Average Fair Value	25.87	24.49	23.5
Correlation coefficient	ABA NASDAQ Community Bank Index	ABA NASDAQ Community Bank Index	ABA NASDAQ Community Bank Index
Range of peer company volatilities	31.6%-77.8%	31.4%-136.4%	18.1%-107.6%
Range of peer company correlation coefficients	49.7%-94.4%	34.1%-94.8%	16.1%-90.2%
Company volatility	41.3 %	40.2 %	23.2 %
Company correlation coefficient	90.4 %	90.1 %	80.5 %

Expected volatilities in the model were estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized compensation expense related to restricted stock units of $3.8 million, $3.7 million, and $3.5 million respectively, and a related tax benefit of $833,000, $802,000, and $757,000, respectively. As of December 31, 2022, the total unrecognized compensation expense related to non-vested restricted stock units was $6.1 million and the related weighted-average period over which the compensation expense is expected to be recognized is approximately 2.2 years. The vesting date fair value of the restricted stock units that vested during the years ended December 31, 2022, 2021 and 2020 was $3.3 million, $3.6 million and $2.4 million, respectively.

The following table summarizes the unit activity for the periods indicated:

	Units	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2019	233,540	$ 30.41
Granted	200,972	23.61
Vested	(109,853)	29.21
Forfeited	(8,543)	28.07
Nonvested at December 31, 2020	316,116	26.57
Granted	147,944	25.70
Vested	(125,377)	26.84
Forfeited	(23,669)	27.20
Nonvested at December 31, 2021	315,014	26.01
Granted	230,402	25.72
Vested	(127,952)	26.99
Forfeited	(38,572)	26.73
Nonvested at December 31, 2022	378,892	$ 25.42

(18)   Cash Restriction

The Bank had no cash restrictions at December 31, 2022 and had restricted cash included in interest earning deposits of $9.8 million at December 31, 2021, relating to collateral required on interest rate swaps from third-parties as discussed in Note (8) Derivative Financial Instruments. The Bank does not have a collateral requirement with customers.

(19)   Income Taxes

Income tax expense is substantially due to Federal income taxes as the provision for the state of Oregon income taxes is insignificant and the state of Washington does not charge an income tax in lieu of a business and occupation tax. Income tax expense consisted of the following for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Current tax expense	$ 16,690	$ 20,896	$ 15,186
Deferred tax expense (benefit)	871	1,576	(8,576)
Income tax expense	$ 17,561	$ 22,472	$ 6,610

The CARES Act, among other things, permitted net operating loss carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allowed net operating loss carrybacks incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. During the year ended December 31, 2020, the Company recorded a tax benefit from net operating loss carryback related to prior acquisitions of $967,000.

The effective tax rate was 17.7% for the December 31, 2022 compared to an effective tax rate of 18.6% and 12.4% for the years ended December 31, 2021 and 2020, respectively. The decrease in the effective tax rate during the year ended December 31, 2022 was due primarily to the change in income before income taxes earned between the periods, including a decrease in annual pre-tax income for the year ended December 31, 2022 which increased the impact of favorable permanent tax items such as tax-exempt investments, investments in bank owned life insurance and low-income housing tax credits. The following table presents the reconciliation of income taxes computed at the Federal statutory income tax rate of 21% to the actual effective rate for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Income tax expense at Federal statutory rate	$ 20,882	$ 25,307	$ 11,168
State tax, net of Federal tax benefit	936	960	359
Tax-exempt instruments	(1,733)	(1,929)	(1,785)

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Federal tax credits and other benefits [1]	(1,979)	(1,630)	(1,928)
Effects of BOLI	(735)	(474)	(827)
Tax benefit of CARES Act carryback	—	—	(967)
Other, net	190	238	590
Income tax expense	$ 17,561	$ 22,472	$ 6,610

[1] Federal tax credits are provided for under the NMTC and LIHTC programs as described in Note (1) Description of Business, Basis of Presentation, Significant Accounting Policies and Recently Issued Accounting Pronouncements. Gross tax credits related to the Company's NMTC totaling $9.8 million were utilized during the seven year period ended December 31, 2020.

The following table presents major components of the deferred income tax asset (liability) resulting from differences between financial reporting and tax basis:

	December 31, 2022	December 31, 2021
	(In thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 9,796	$ 9,756
Accrued compensation	3,538	3,480
Stock compensation	726	689
Market discount on acquired loans	714	944
Foregone interest on nonaccrual loans	705	967
Net operating loss carryforward acquired	166	186
ROU lease liability	5,337	6,257
Net unrealized losses on investment securities	28,061	—
Other deferred tax assets	120	1,156
Total deferred tax assets	49,163	23,435
Deferred tax liabilities:		
Deferred loan fees, net	(1,508)	(1,838)
Premises and equipment	(2,999)	(2,436)
FHLB stock	(577)	(572)
Goodwill and other intangible assets	(1,211)	(1,659)
Junior subordinated debentures	(937)	(991)
ROU lease asset	(4,967)	(5,995)
Net unrealized gains on investment securities	—	(2,537)
Other deferred tax liabilities	(163)	(181)
Total deferred tax liabilities	(12,362)	(16,209)
Deferred tax asset, net	$ 36,801	$ 7,226

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is required to be recognized for the portion of the deferred tax asset that will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2022, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize the benefits of these deductible differences.

At December 31, 2022 and December 31, 2021, the Company had a net operating loss carryforward of $789,000 and $888,000, respectively, that do not expire. The Company is limited to the amount of the net operating loss carryforward that it can deduct each year under Section 382 of the Internal Revenue Code. Due to sufficient earnings history and other positive evidence, management has not recorded a valuation allowance on the net operating loss carryforward as of December 31, 2022 and December 31, 2021.

As of December 31, 2022 and December 31, 2021, the Company had an insignificant amount of unrecognized tax benefits, none of which would materially affect its effective tax rate if recognized. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. The amount of interest and penalties accrued as of December 31, 2022 and December 31, 2021 and recognized during the years ended December 31, 2022, 2021 and 2020 were immaterial.

The Company has qualified under provisions of the Internal Revenue Code to compute income taxes after deductions of additions to the bad debt reserves when it was registered as a Savings Bank. At December 31, 2022, the Company had a taxable temporary difference of approximately $2.8 million that arose before 1988 (base-year amount). In accordance with FASB ASC 740, an estimated deferred tax liability of $588,000 has not been recognized for the temporary difference. Management does not expect this temporary difference to reverse in the foreseeable future.

The Company and its Bank subsidiary file a United States consolidated federal income tax return and Oregon State and local income tax returns, and the tax years subject to examination by the Internal Revenue Service are the years ended December 31, 2022, 2021, 2020 and 2019.

(20)   **Commitments and Contingencies**

(a) Commitments to Extend Credit

In the ordinary course of business, the Bank may enter into various types of transactions that include commitments to extend credit that are not included in its Consolidated Financial Statements. The Bank applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The majority of the commitments presented below are variable rate. Loan commitments can be either revolving or non-revolving. The Bank's exposure to credit and market risk under commitments to extend credit is represented by the amount of these commitments.

The following table presents outstanding commitments to extend credit, including letters of credit, at the dates indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Commercial business:		
Commercial and industrial	$ 548,438	$ 570,156
Owner-occupied CRE	3,083	2,252
Non-owner occupied CRE	13,396	7,487
Total commercial business	564,917	579,895
Real estate construction and land development:		
Residential	43,460	51,838
Commercial and multifamily	348,956	209,217
Total real estate construction and land development	392,416	261,055
Consumer	323,016	285,010
Total outstanding commitments	$ 1,280,349	$ 1,125,960

The following table details the activity in the ACL on unfunded commitments during the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(In thousands)		
Balance, beginning of period	$ 2,607	$ 4,681	$ 306
Impact of CECL Adoption	—	—	3,702
Adjusted balance, beginning of period	2,607	4,681	4,008
(Reversal of) provision for credit losses on unfunded commitments	(863)	(2,074)	673
Balance, end of period	$ 1,744	$ 2,607	$ 4,681

(b) Variable Interests - LIHTC Investments

The carrying values of investments in unconsolidated LIHTCs were $191.3 million and $116.3 million as of December 31, 2022 and December 31, 2021, respectively. During the years ended December 31, 2022, 2021 and 2020 the Company recognized tax benefits of $12.9 million, $11.4 million and $7.5 million, respectively, and proportional amortization of $10.9 million, $9.7 million and $6.5 million, respectively.

Total unfunded contingent commitments related to the Company's LIHTC investments totaled $109.2 million and $41.5 million at December 31, 2022 and December 31, 2021, respectively. The Company expects to fund LIHTC commitments of $30.4 million during the year ending December 31, 2023 and $25.4 million during the year ending December 31, 2024, with the remaining commitments of $50.3 million funded by December 31, 2040. There were no impairment losses on the Company's LIHTC investments during the years ended December 31, 2022, 2021 or 2020.

(c) Variable Interests - NMTC Investments

The Company dissolved the NMTC investment during the year ended December 31, 2021 after gross tax credits related to the Company's certified development entities totaling $9.8 million were utilized during the seven year period ended December 31, 2020. The equity method balance of the NMTC investment was $25.2 million at December 31, 2020. The Company recognized related investment income of $247,000 and $694,000 during the years ended December 31, 2021 and 2020, respectively.

(21) Regulatory Capital Requirements

The Company is a bank holding company under the supervision of the Federal Reserve Bank. Bank holding companies are subject to capital adequacy requirements of the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve. The Bank is a federally insured institution and thereby is subject to the capital requirements established by the FDIC. The Federal Reserve capital requirements generally parallel the FDIC requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements and operations. Management believes as of December 31, 2022, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2022 and December 31, 2021, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's categories. The following table presents the actual capital ratios of the Company and the Bank at the periods indicated:

	Company		Heritage Bank	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Common equity Tier 1 capital ratio	12.8 %	13.5 %	12.9 %	13.8 %
Leverage ratio	9.7	8.7	9.4	8.6
Tier 1 capital ratio	13.2	13.9	12.9	13.8
Total capital ratio	14.0	14.8	13.7	14.7
Capital conservation buffer	6.0	6.8	5.7	6.7

As of both December 31, 2022 and December 31, 2021, the capital measures reflect the revised CECL capital transition provisions adopted by the Federal Reserve and the FDIC that allowed the Bank the option to delay for two years until December 31, 2021 an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period.

(22) Heritage Financial Corporation (Parent Company Only)

Following are the condensed financial statements of the Parent Company.

HERITAGE FINANCIAL CORPORATION
(PARENT COMPANY ONLY)
Condensed Statements of Financial Condition

	December 31, 2022	December 31, 2021
	(In thousands)	
ASSETS		
Cash and cash equivalents	$ 12,926	$ 3,513
Investment in subsidiary bank	804,123	869,862
Other assets	2,838	2,608
Total assets	$ 819,887	$ 875,983
LIABILITIES AND STOCKHOLDERS' EQUITY		
Junior subordinated debentures	$ 21,473	$ 21,180
Other liabilities	521	371
Total stockholders' equity	797,893	854,432
Total liabilities and stockholders' equity	$ 819,887	$ 875,983

HERITAGE FINANCIAL CORPORATION
(PARENT COMPANY ONLY)
Condensed Statements of Income

		Year Ended December 31,				
		2022		**2021**		**2020**
		(In thousands)				
INTEREST INCOME:						
Interest on interest earning deposits	$	15	$	30	$	16
INTEREST EXPENSE:						
Junior subordinated debentures		1,156		742		890
Net interest expense		(1,141)		(712)		(874)
NONINTEREST INCOME:						
Dividends from subsidiary bank		44,000		46,000		39,000
Equity in undistributed income of subsidiary bank		43,507		57,058		12,685
Other income		33		117		5
Total noninterest income		87,540		103,175		51,690
NONINTEREST EXPENSE:						
Professional services		476		394		495
Other expense		5,631		5,430		5,172
Total noninterest expense		6,107		5,824		5,667
Income before income taxes		80,292		96,639		45,149
Income tax benefit		(1,583)		(1,396)		(1,421)
Net income	$	81,875	$	98,035	$	46,570

HERITAGE FINANCIAL CORPORATION
(PARENT COMPANY ONLY)
Condensed Statements of Cash Flows

		Year Ended December 31,				
		2022		**2021**		**2020**
		(In thousands)				
Cash flows from operating activities:						
Net income	$	81,875	$	98,035	$	46,570
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity in undistributed income of subsidiary bank		(43,507)		(57,058)		(12,685)
Stock-based compensation expense		3,795		3,666		3,559
Net change in other assets and other liabilities		(63)		960		(1,333)
Net cash provided by operating activities		42,100		45,603		36,111
Cash flows from financing activities:						
Common stock cash dividends paid		(29,491)		(28,937)		(28,859)
Proceeds from exercise of stock options		—		—		122
Repurchase of common stock		(3,196)		(22,889)		(19,119)
Net cash used in financing activities		(32,687)		(51,826)		(47,856)
Net (decrease) increase in cash and cash equivalents		9,413		(6,223)		(11,745)
Cash and cash equivalents at the beginning of year		3,513		9,736		21,481
Cash and cash equivalents at the end of year	$	12,926	$	3,513	$	9,736

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Exchange Act, is recorded, processed, summarized, and reported on a timely basis. Our management has evaluated, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company's disclosure controls and procedures are effective in ensuring that information relating to the Company, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

(a) Management's report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Nonetheless, all internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective as of a particular date can provide only reasonable assurance with respect to financial statement preparation and presentation and may not eliminate the need for restatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2022, the Company's internal control over financial reporting is effective based on these criteria.

Crowe LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, and their report is included in Item 8. Financial Statements And Supplementary Data.

(b) Attestation report of the registered public accounting firm.

See Item 8. Financial Statements And Supplementary Data.

(c) Changes in internal control over financial reporting.

There were no significant changes in the Company's internal control over financial reporting during the fourth quarter of the period covered by this Form 10-K that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors of the registrant is incorporated by reference to the section entitled "Proposal 1 - Election of Directors" of our Proxy Statement.

For information regarding the executive officers of the Company, see Item 1. Business—Executive Officers.

The required information with respect to compliance with Section 16(a) of the Exchange Act is incorporated by reference to the section entitled "Delinquent Section 16(a) Reports" of the Proxy Statement.

The Company has adopted a written Code of Ethics that applies to our directors, officers and employees. The Code of Ethics can be accessed electronically by visiting the Company's website at www.hf-wa.com in the section titled Overview: Governance Documents. Any changes to or waiver of our Code of Ethics will be posted on that website.

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors since last disclosed to stockholders.

The Audit and Finance Committee is composed of independent directors, in accordance with the requirements for companies listed on The Nasdaq Stock Market ("Nasdaq") and applicable SEC rules. The members of the Audit and Finance Committee are Brian S. Charneski, chair of the committee, Deborah J. Gavin, Trevor D. Dryer, Jeffery S. Lyon, Eric K. Chan and Anthony B. Pickering. Directors Gavin and Chan have been designated by the Board as the "audit committee financial experts," as defined by the SEC. The Committee meets quarterly and on an as-needed basis to provide oversight relating to the Company's accounting and financial reporting standards and processes. The Committee evaluates the effectiveness of Heritage's internal controls for safeguarding its assets and ensuring the integrity of the financial reporting. The Committee also appoints the independent registered public accounting firm and reviews the audit reports prepared by the independent registered public accounting firm.

ITEM 11.   EXECUTIVE COMPENSATION

Information concerning executive and director compensation and certain matters regarding participation in the Company's Compensation Committee required by this item is incorporated by reference to the headings "Executive Compensation," "Director Compensation," "Report of the Compensation Committee," and "CEO Pay Ratio" of the Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement.

The Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

The following table summarizes the activity within the Company's stock-based compensation plan as of December 31, 2022, of which was approved by shareholders:

Plan Category	Number of securities to be issued upon vesting of restricted stock units	Number of securities remaining available for future issuance under the equity compensation plan [1]
Equity compensation plans, all of which are approved by security holders	378,892	330,398

[1] All of the securities remaining available for future issuance under the equity compensation plan are available for issuance for stock awards.

ITEM 13.   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning certain relationships and related transactions is incorporated by reference to the sections entitled "Meetings and Committees of the Board of Directors" and "Corporate Governance" of the Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accounting fees and services is incorporated by reference to the section entitled "Proposal 3 - Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

(1) *Financial Statements:* The Consolidated Financial Statements are included in Part II. Item 8. Financial Statements And Supplementary Data.

(2) *Financial Statements Schedules:* All schedules are omitted because they are not required or applicable, or the required information is shown in the Consolidated Financial Statements or Notes.

(3) *Exhibits:* Included in schedule below.

		Incorporated by Reference		
Exhibit No.	Description of Exhibit	Form	Exhibit	Filing Date/ Period End Date
3.1	Amended and Restated Articles of Incorporation	8-K	3.1(B)	05/18/2010
3.2	Amendment to Amended and Restated Articles of Incorporation	S-14A	-	03/18/2011
3.3	Amended and Restated Bylaws of the Company	8-K	3.3	06/30/2020
4.1	Form of Certificate of Company's Common Stock [3]	S-1/A	-	10/29/1997
4.2	Description of Common Stock and Preferred Stock [1]			
10.1*	Annual Incentive Compensation Plan	10-K	10.5	03/09/2017
10.2*	Amended 2014 Omnibus Equity Plan	8-K	99.2	02/01/2017
10.3*	2014 Omnibus Equity Plan	DEF 14A	-	06/11/2014
10.4*	Form of Performance-Based Restricted Stock Unit Award Agreement under the Heritage Financial Corporation 2014 Omnibus Equity Plan	8-K	99.4	02/01/2017
10.5*	Form of Restricted Stock Unit Award Agreement under the Heritage Financial Corporation 2014 Omnibus Equity Plan	8-K	99.3	02/01/2017
10.6*	Employment Agreement by and between Heritage and Jeffery J. Deuel	8-K	10.1	07/01/2019
10.7*	Deferred Compensation Plan and Participation Agreement by and between Heritage and Jeffrey J. Deuel	8-K	10.6	09/07/2012
10.8*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Jeffrey J. Deuel	8-K	10.2	12/22/2016
10.9*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Jeffrey J. Deuel	10-Q	10.15	11/06/2019
10.10*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Jeffrey J. Deuel	10-Q	10.40	11/08/2022
10.11*	Employment Agreement by and between Heritage and Donald J. Hinson	10-Q	10.22	11/06/2019
10.12*	Deferred Compensation Plan and Participation Agreement by and between Heritage and Donald J. Hinson	8-K	10.7	09/07/2012
10.13*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Donald J. Hinson	8-K	10.3	12/22/2016
10.14*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Donald J. Hinson	10-Q	10.16	11/06/2019
10.14*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Donald J. Hinson	10-Q	10.41	11/08/2022
10.15*	Employment Agreement by and between Heritage and Bryan McDonald	10-Q	10.33	11/06/2019
10.16*	Deferred Compensation Plan and Participation Agreement by and between Heritage and Bryan D. McDonald	10-K	10.16	03/11/2015
10.17*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Bryan D. McDonald	8-K	10.4	12/22/2016
10.18*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Bryan D. McDonald	10-Q	10.27	11/06/2019
10.19*	Deferred Compensation Plan and Participation Agreement - Addendum by and between Heritage and Bryan D. McDonald	10-Q	10.42	11/08/2022
10.20*	Addendum to Employment Agreement - Bryan D. McDonald	8-K	10.1	07/06/2021
10.21*	Employment Agreement by and between Heritage and Cindy Huntley	10-Q	10.35	11/06/2019
10.22*	Transitional Retirement Agreement made and entered into on September 26, 2022, effective as of January 1, 2023 by and between Heritage Financial Corporation and Cindy M. Hirman	8-K	10.1	09/26/2022
10.23*	Deferred Compensation Plan and Participation Agreement by and between Heritage and Cindy Huntley	10-Q	10.36	11/06/2019
10.24*	Employment Agreement by and between Heritage and William Glasby	10-Q	10.37	11/06/2019

10.25*	Form of Split Dollar Agreements	10-Q	10.17	08/06/2015
10.26*	Form of First Amendment to Split Dollar Agreements	10-Q	10.34	05/09/2019
10.27*	Employment Agreement by and between Heritage and Tony Chalfant	8-K	10.1	06/30/2020
10.27*	Deferred Compensation Plan and Participation Agreement by and between Heritage and Tony Chalfant	8-K	10.3	06/30/2020
10.28*	Deferred Compensation Plan and Participation Agreement by and between Heritage and Tony Chalfant	8-K	10.43	11/08/2022
10.29*	Form of Split Dollar Agreement, dated May 3, 2021, by and between Heritage Bank and Tony Chalfant	10-Q	10.34	05/05/2021
14.0	Code of Ethics and Conduct Policy [2]			
21.0	Subsidiaries of the Company [1]			
23.0	Consent of Independent Registered Public Accounting Firm [1]			
24.0	Power of Attorney [1]			
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [1]			
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [1]			
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [1]			
101.INS	XBRL Instance Document [1]			
101.SCH	XBRL Taxonomy Extension Schema Document [1]			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document [1]			
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document [1]			
101.LAB	XBRL Taxonomy Extension Label Linkbase Document [1]			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document [1]			
104	Cover Page Interactive Data File, formatted in Inline XBRL and included in Exhibit 101			

*Indicates management contract or compensatory plan or arrangement.
[1] Filed herewith.
[2] Registrant elects to satisfy Regulation S-K §229.406(c) by posting its Code of Ethics on its website at www.hf-wa.com in the section titled Overview: Governance Documents.
[3] Exhibit not previously filed in electronic format.

ITEM 16.   **FORM 10-K SUMMARY**

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2023.


HERITAGE FINANCIAL CORPORATION
(Registrant)

/S/   JEFFREY J. DEUEL
_____

Jeffrey J. Deuel
President and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 24, 2023.

Principal Executive Officer:

/S/   JEFFREY J. DEUEL

Jeffrey J. Deuel
President and Chief Executive Officer

Principal Financial Officer:

/S/   DONALD J. HINSON

Donald J. Hinson
Executive Vice President and Chief Financial Officer

Jeffrey J. Deuel, pursuant to a power of attorney that is being filed with the Form 10-K, has signed this report as attorney in fact for the following directors who constitute a majority of the Board of Directors.

Brian S. Charneski
John A. Clees
Trevor D. Dryer
Kimberly T. Ellwanger
Deborah J. Gavin
Gail B. Giacobbe
Jeffrey S. Lyon
Eric K. Chan
Anthony B. Pickering
Frederick B. Rivera
Brian L. Vance
Ann Watson

/S/   JEFFREY J. DEUEL

Jeffrey J. Deuel
Attorney-in-Fact
February 24, 2023





Heritage Financial
CORPORATION

BOARD OF DIRECTORS

Eric K. Chan
Chief Financial Officer, Los Angeles Clippers

Brian S. Charneski
President, L&E Bottling Company

John A. Clees
Attorney, Worth Law Group

Jeffrey J. Deuel
President and Chief Executive Officer

Trevor D. Dryer
Director, Co-Founder and CEO,
Carbon Title

Kimberly T. Ellwanger
Retired Senior Director of Corporate
Affairs and Associate General Counsel,
Microsoft Corporation

Deborah J. Gavin
Retired Vice President of Finance and
Controller, The Boeing Company

Gail B. Giacobbe
Vice President of Product, Microsoft
Corporation

Jeffrey S. Lyon
Retired Chairman, Kidder Mathews

Anthony B. Pickering
Former Owner, Max Dale's
Restaurant and Stanwood Grill

Frederick B. Rivera
Executive Vice President and
General Counsel, Seattle Mariners

Brian L. Vance
Board Chair
Retired Chief Executive Officer

Ann Watson
Retired Chief Operating Officer,
Cascadia Capital, LLC

FSC® www.fsc.org
MIX
Paper from responsible sources
FSC® C132107



Heritage Financial
CORPORATION

201 5th Avenue SW
Olympia, WA 98501
360.943.1500 | 800.455.6126

Jeffrey J. Deuel
President & Chief Executive Officer

Bryan D. McDonald
Executive Vice President

Donald J. Hinson
Executive Vice President
Chief Financial Officer

Kaylene M. Lahn
Senior Vice President
Corporate Secretary

SHAREHOLDER INFORMATION

The annual meeting will be held virtually
Wednesday, May 3, 2023 at 9:00 a.m.
All shareholders are invited to attend virtually.

NASDAQ: HFWA | WWW.HF -WA.COM

TRANSFER AGENT

Computershare
PO BOX 43006
Providence, RI, 02940-3006

Phone: 800.962.4284
www.computershare.com